4/23

07022899

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Software AG

*CURRENT ADDRESS

**FORMER NAME

PROCESSED

APR 30 2007

THOMSON FINANCIAL

**NEW ADDRESS

FILE NO. 82- 34914 FISCAL YEAR 12-31-06

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
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OICF/BY: dw

DAT : 4/25/07

software AG

082-34914

RECEIVED

2007 APR 23 A 11:29

OFFICE OF INTERNATIONAL
CORPORATE FINANCE

ARIS
12-31-06



IN THE FISCAL YEAR FROM JANUARY 1 TO DECEMBER 31, 2006

1

Complete SOA suite

45%

Software AG stock climbs 45% in 2006

23%

Return on sales

320,000

Operations per second: Adabas achieves record access times, doubling the previous record

60%

Increase in Crossvision revenues

3,000

Customers in a variety of sectors all over the world have put their trust in technology from Software AG

200

Potential customers in the Japanese market

12

Applications for patent registration for Crossvision

Key Figures 2006

KEY FIGURES

€ millions	Dec. 31, 2006 IFRS	Dec. 31, 2005 IFRS	Dec. 31, 2004 IFRS	Dec. 31, 2003 IFRS
Revenue	483.0	438.0	411.4	420.0
Licenses	165.7	131.6	114.2	104.3
Maintenance	187.3	181.4	182.6	191.2
Professional services	126.2	122.7	112.8	122.9
Other	3.8	2.3	1.8	1.6
EBITDA[1]	119.4	104.3	97.0	69.8
EBIT[1]	111.2	96.4	83.9	59.1
Earnings before taxes	118.6	101.1	111.7	13.0
in % of revenue	24.6	23	27	3
Net income	73.2	61.8	77.2	7.1
in % of revenue	15	14	19	2
Total assets	643.9	599.3	510.7	505.6
Cash and cash equivalents	184.8	161.6	119.1	74.2
Shareholders' equity	422.2	393.0	323.6	269.3
in % of total assets	66	66	63	53
Employees[2]	2,621	2,750	2,438	2,577
of which in Germany	761	774	765	927

KEY SHARE DATA

	2006 IFRS	2005 IFRS	2004 IFRS	2003 IFRS
Year-end closing price (Xetra) in €	59.74	41.15	23.80	16.30
Year high in €	59.90	43.30	28.17	20.19
Year low in €	37.43	23.40	17.30	8.38
Number of shares at year-end	28,112,715	28,036,009	27,266,752	27,266,752
Market capitalization at year-end in € millions	1,679.5	1,153.7	648.9	444.4
Dividend per share in €	0.90[3]	0.80	0.75	0.00
Earnings per share in €	2.60	2.24	2.83	0.26
Price/earnings ratio at year-end in €	23	18.7	8	63
Operating cashflow per share at year-end in €	2.19	2.06	1.06	0.48

Frankfurt (Prime Standard/TecDAX), ISIN DE 0003304002

1) Adjusted for net income/expense from investments and extraordinary income/expenses

2) Full-time equivalents

3) Proposal by the Supervisory Board and the Executive Board to the Annual Shareholders' Meeting on May 11, 2007

Enterprise Transaction Systems	Crossvision
Adabas 2006 ¬ Event Replicator ¬ Adabas SQL Gateway **Natural 2006** ¬ Natural Business Services ¬ Natural Productivity Package ¬ Natural for Eclipse ¬ Natural for Ajax	**Crossvision Suite** ¬ Crossvision Application Composer ¬ Crossvision Application Designer ¬ Crossvision Business Process Manager ¬ Crossvision Information Integrator ¬ Crossvision Master Data Manager ¬ Crossvision Service Orchestrator ¬ CentraSite **ApplinX** **EntireX** **Tamino**

BUSINESS LINES

REVENUE SEGMENTS

PRODUCTS

MISSION

We offer Software Technology to increase the value of Enterprise IT Systems

- We are a global leader in mission-critical software infrastructure solutions based on open standards
- We are at the forefront of advanced Service-Oriented Architecture (SOA), enabling our customers to create powerful enterprise applications – especially in heterogeneous IT environments
- Our products Adabas, Natural, Crossvision and Tamino help more than 3,000 customers uncover the full potential of their IT and add value to existing systems



"Software AG achieved good results in fiscal 2006, enabling us to surpass our ambitious targets. We have made an impressive turnaround to achieve sustainable, profitable growth. Our strategy will ensure that the success story of Software AG continues."

Karl-Heinz Streibich, CEO

Dear Ladies and Gentlemen,

2006 was another successful year for Software AG. The growth momentum experienced in recent years continued, and we surpassed all of our ambitious goals. Software AG achieved excellent levels in revenues and earnings in 2006. Total revenues rose by 10 percent to €483 million, and operating income (EBIT) performed even better with an increase of 15 percent. Our growth has therefore been accompanied by high profitability: The EBIT margin has reached its highest level ever at 23 percent.

We have our clear strategic orientation to thank for this extremely encouraging trend. Four factors contribute to our growth:

- We continually expand our product portfolio to increase our customer orientation and technological expertise.
- We supply the right products to rapidly expanding markets, enabling us to continue on a growth track through geographic expansion.
- We invest in global marketing and sales activities to increase our visibility in the market and strengthen our customer relationships.
- We reach additional customer groups and new markets by expanding our partner networks.

We see our achievements in 2006 as confirmation of our strategy as well as an incentive to continue the success story of Software AG.

Reacting speedily to market developments with an expanded product portfolio

Our new **Crossvision** line is an innovative product suite based on Service-Oriented Architecture (SOA). Crossvision has significantly expanded our product portfolio, and is setting new standards in the growing market for IT integration and networking. Service-Oriented Architecture creates powerful, flexible, and easily controllable IT structures. This enables our customers to optimize their business processes, efficiently integrate heterogenous IT systems, and react faster to changing business demands. This architecture meets users' demands, making SOA a market of the future. International market analysts gave the Crossvision Suite a No. 1 rating in SOA product strategy and SOA portfolio.

We also expanded our product portfolio in **Enterprise Transaction Systems (ETS)** in 2006. **Adabas 2006** and **Natural 2006** underscore our leading position in the data management segment. The new product versions make it possible for our customers to manage large volumes of business-critical data and develop their own state-of-the-art, Service-Oriented Architectures. High global demand for increased data management capacities has led to a renaissance for mainframes, which benefited our business with our existing customer base in 2006. Our Legacy Modernization product area includes products from ETS and

Crossvision. This is a stable and reliable bridge between our valuable existing legacy systems and the newest service-based platforms and technologies.

Geographic expansion and acquisition strategy

As part of our geographic expansion, we opened offices in Bahrain and Japan in 2006 as our focal points in the Middle East and Asia/Pacific regions. We will also start with direct marketing in Brazil as of 2008.

In addition to organic growth, we are also looking to expand via acquisitions. Our intention is to strategically build up our product portfolio and increase our access to international markets.

Investing in marketing and sales

We attach great importance to marketing and sales, which as our third growth driver, makes a critical contribution to the success of our Company. We have succeeded in increasing the efficiency of our marketing projects. In addition, we have expanded our internal and external communications. Since January 2007, we have been implementing a revised marketing strategy to make Software AG more innovative, to distinguish itself from the competition, and react faster to the market. This more targeted customer approach will increase our number of new customers. We will retain the loyalty of our existing customers by continuing to provide the accustomed product quality and service. We see our marketing expenses as an investment in the future, underscoring our goal of market leadership.

Partner networks increase companies' technological expertise

Our research and development activities are supplemented by the acquisition of strategic partners. In this context, Software AG and Fujitsu Limited have jointly initiated the "CentraSite Community," an initiative designed to accelerate the implementation of SOA environments. Nearly 20 companies have signed onto this initiative.

Software AG has had a wealth of experience in partner strategies. This is another area in which we expect software companies to succeed in the international market of the future. Strategic partnerships and software alliances are key strategies for maintaining our market position in Service-Oriented Architecture.

Innovations call for innovative employees

We currently employ more than 2,600 employees and maintain a global research and development network. In 2006, we established our own Corporate University, a state-of-the-art model to provide continuing education for our employees. More than 5,000 training days in 2006 for more than 2,000 employees corroborate the success of this concept.

Our technology is utilized by more than 3,000 customers in a variety of sectors all over the world, including industry, commerce, logistics, media, IT, finance, services, banks and public administration. We developed even more innovative solutions for our customers in 2006, some of which we would like to share with you in this annual report.

Dividend increase

Our successful business performance has enabled us to stand by our attractive dividend policy. The Executive Board and Supervisory Board will propose to the Shareholder's Meeting that an increased dividend be distributed.

Our vision: To be the global market leader in Service-Oriented Architecture

We owe our competitive advantage to the outstanding expertise of our employees and their many years of experience in integrating systems and applications. We will continue to benefit from and increase this advantage. We expect demand for SOA components to grow.

I am firmly convinced that our integration solutions business will continue to expand and that we are on the way to becoming the global SOA market leader. We therefore believe that our expectations of another 10-percent rise in net income in 2007 are realistic. We also anticipate that our EBIT margin will continue improving toward the mid-range goal of 25 percent with a rise of approximately 1 percentage point.

K.-H. Streibich

Karl-Heinz Streibich
Chief Executive Officer



"Software AG is a technology enterprise with a strong customer focus that is also geared toward profitable growth and technology leadership."

Karl-Heinz Streibich

Chief Executive Officer since 2003

Karl-Heinz Streibich (born in 1952) is responsible for the areas of Strategic Marketing, Professional Services Management, Human Resources, Distribution Strategies and Methods, and Corporate Communications. He is also in charge of Spain.



"This year, we increased sales by more than 10 percent and profits by more than 18 percent. We have enhanced our enterprise value on a sustainable basis, thus creating potential for investing in the expansion of the Company and paying attractive dividends."

Arnd Zinnhardt

Chief Financial Officer, Executive Board member since 2002

As CFO, Arnd Zinnhardt (born in 1962) is responsible for the areas of Financial Accounting & Controlling, Global Purchasing, Global IT/Support, Investor Relations, Auditing & Compliance, M&A, and Legal.



"We are steadily supplementing our growth in traditional sales markets with activities in up-and-coming markets of the future. The global orientation of Software AG is therefore a key growth driver and guarantor of our success."

Mark Edwards

Executive Board member since 2003

Mark Edwards (born in 1956) is responsible for Region 1 (USA/Canada, United Kingdom, France, South Africa, Latin America).

The Executive Board

The international composition of the Executive Board reflects Software AG's global market orientation.



"Customers in all sectors rely on the expertise and competence of Software AG. Based on our customers' needs and requirements, we develop solutions that are among the best of the sector."

Alfred Pfaff

Executive Board member since 2005

Alfred Pfaff (born in 1959) is responsible for Region 2 (Germany, Austria, Switzerland, Netherlands, Italy, Turkey, Israel, Greece, Nordic, Eastern Europe, Middle East).



"We focus on solutions for service-oriented architectures in business-critical areas. Our Crossvision Suite will be the leading product portfolio in the SOA market of the future."

Dr. Peter Kürpick

Executive Board member since 2005

Dr. Peter Kürpick (born in 1966) is responsible for the Crossvision business line, where he oversees Product Marketing, Product Management, and Research and Development. He is also in charge of the "Belux" region (Belgium and Luxembourg).



"The mainframe market is experiencing a renaissance with annual growth of 25 percent in the licensing business. Our customers continue to invest in the steady expansion of their systems with a reliable partner such as Software AG."

David Broadbent

Executive Board member since 2007

David Broadbent (born in 1960) is in charge of the ETS business line. His responsibilities also include the "JACA" region (Japan, Asia, China, and Australia).


Most Active

We continue to grow with our customers' successes

CLEAR STRATEGY AND ENHANCED PORTFOLIO:
SOFTWARE AG IS ON THE WAY TO GLOBAL LEADERSHIP IN SOA

From a strategic perspective, 2006 was a very important year for us – a turning point in the development of our company. We successfully completed the turnaround started in 2003 and have now entered a new growth phase. With a new corporate image and a new brand strategy, we are positioning ourselves worldwide as a leading provider of business-critical software infrastructure solutions. We are growing internationally and expanding our cooperation network to include strategic partners. Our acquisition strategy includes technological additions to our product portfolio, new types of products, and optimized distribution channels.

Software AG is well-positioned for the future. Our strengths include

¬ A stable customer base

We have ensured that our successful turnaround in 2004 will be sustained. In the turnaround phase from 2003 to 2006, we stabilized and broadened our customer base. According to a customer survey concerning the use of our Enterprise Transaction Systems (ETS) products Natural and Adabas, 72 percent of our customers use our products for business-critical applications. Service-oriented architecture (SOA) and Web Enablement represent further outstanding opportunities for developing our customer base.

¬ Improved margins

Growth in sales and efficiency increases contributed equally to the improvement of our margin. In 2006, we achieved a record 23 percent return on sales. We aim to increase this figure to 25 percent. We also succeeded in accelerating growth with an increase in sales revenues of 10 percent. We owe our positive image to our technological expertise. Experts from Forrester confirm our market leadership, which also extends to our new business unit, Crossvision. Our new corporate image and new marketing strategy contribute to our positive image development.

¬ Enhanced strategy and portfolio

We have recognized the increasing significance of SOA infrastructures as a global market trend. By expanding our portfolio to include the first complete SOA suite, Crossvision, we have successfully taken advantage of the trend and continued our success story. Software AG sets itself apart as a first mover in IT trends. Proof of this can be seen in our product innovations – Adabas for mainframes, Natural for PCs and servers, EntireX for standard business applications, and Tamino for Internet infrastructures.

We also clearly defined and built on our competitive advantages in 2006. These include:

¬ **International technological leadership in SOA**

Our intensive customer focus is a major competitive advantage for us. This focus enables us to offer individual, customized SOA structures as opposed to a one-size-fits-all version for all customers. In 2006, we intensified our customer focus even further:

- ¬ Our innovation process starts with the customer. Research and development at Software AG actively incorporates customer needs and delivers products consistent with demand.
- ¬ We have established the International IT Leadership Committee at the executive level in order to deepen customer contact and proximity to customers. The committee enables our top international customers to tell us directly what type of IT they will need tomorrow for optimal business success.

Our strategic orientation is comprised of business with regular customers and new customers: Powerful databases for business-critical applications (ETS) for existing customers as well as modernization of business-critical applications (legacy modernization) and service-oriented architecture for existing and new customers.

Our SOA offers key customer benefits:

- ¬ Agility: To react faster to changing demands
- ¬ Orientation: To bring IT closer to the operating department
- ¬ Reuse: To take advantage of existing functions
- ¬ Technology neutrality: To utilize services independent of implementation
- ¬ Standardization: To support open standards
- ¬ Modernization: To provide legacy applications with web-based interfaces
- ¬ Cost savings: To implement new functions more quickly

SOA is our market for the future. In 2007, more than 50 percent of all business-critical applications and business-related processes will be based on SOA. According to industry association BITKOM, this number will rise to more than 80 percent by 2010. By 2011, 80 percent of all productive applications in use today will have been partially or completely reengineered and will use SOA. Moreover, an SOA-compatible version will be available for 65 percent of all standard applications by 2011.

¬ **Comprehensive staff advancement as a central element of our human resources strategy**

One focus of our strategy is training and continuing education for our employees. We have underscored this by establishing a Corporate University. In 2006, we initiated international training programs for our employees worldwide. Our training and continuing education activities focus on executive training and executive development with programs such as Get-the-Best, Leadership Skill Development, Career Development und Job Skill Development.

At the beginning of the new growth phase, we put our focus on corporate identity, geographic expansion, and acquisition strategy as well as strategic partnerships.

¬ **Positioning ourselves as the leading international provider of software solutions**

Our efforts are centered on our corporate and brand image. One of our goals is to position Software AG as a global market leader in service-oriented architecture. Our marketing and PR campaign is focused on our Crossvision product family and the topic of legacy modernization. Our extensive product portfolio and our sales strategy give us the potential to be the market leader.

¬ **Increasing our international presence**

Our financial strength has enabled us to continue our growth in emerging markets. By establishing our first branches in Bahrain and Japan, we have made

"SOA enables our customers to open up and extend existing IT systems to ensure more efficient and flexible business processes. The success of Crossvision with our customers represents another step toward global technology leadership."

Dr. Peter Kürpick, Executive Board member responsible for Crossvision

the Middle East and Asia/Pacific one of our priority regions. In both markets, we have a strong base of existing customers, particularly in ETS. We will consolidate our established customer base and broaden it in the medium term to include more Crossvision products. In 2008, we will start our own direct distribution in Brazil – another milestone in the systematic development of our Latin American business.

¬ External growth via acquisitions

Our acquisition strategy comprises a three-part approach: We intend to expand our product portfolio by adding new technologies, and we are also on the lookout for new types of products. Moreover, we want to optimize our distribution channels in new markets.

¬ Strategic partnerships create a global network

We have expanded our cooperation network. We now have strategic partnerships with Fujitsu, IDS Scheer, ILOG, SAP, and AmberPoint. By ensuring that individual strengths are combined, we provide optimal service to our customers. At the same time, we spur Software AG's growth by concentrating on our core competencies.

We cooperated with Fujitsu to initiate the CentraSite Community. This community is based on CentraSite, which is marketed and developed jointly by Fujitsu Limited and Software AG. Customers and partners cooperate in this interactive forum to spur the implementation of SOA environments.

Starting in 2009, we will move to the third phase: Our objective is to achieve a globally leading market position in service-oriented architecture.

Our partner networks and our image will be our most important growth drivers. Moreover, we will continue to expand our portfolio through acquisitions and continuously optimizing our business processes. Our medium-range financial targets for 2011 are an increase in revenue to €1 billion and a disproportionate rise in net income.

"Software AG customers have a competitive advantage: With our solutions, our customers can put their ideas into action much more quickly. The following examples show how we achieve this."

Karl-Heinz Streibich, Chief Executive Officer


Clay Pit
Clay Pit

Contributing to our customers' success

Our customers place high demands on us, and we meet these demands. Solutions from Software AG aren't of the "one size fits all" variety. Instead, we offer our customers individual, flexible solutions to complex software problems. For more than 3,000 customers worldwide, our Adabas, Natural, Crossvision, EntireX, and Tamino products give them the opportunity to be the best in their class.

Industries

- Manufacturing
- Finance
- Research/Education
- Health Care
- Retail Industry
- Information Technology
- Media
- Government
- Pharmaceutical
- Telecommunications
- Transport/Logistics
- Insurance
- Utilities

With technology from Software AG, you can:

- Create flexible business applications and processes
- Extend the value and life of core systems
- Manage data effectively across the enterprise
- Control and govern your Service-Oriented Architecture

SOFTWARE AG GENERATES ADDED VALUE FOR CUSTOMERS

Improved management and control of diverse IT systems

SAS is a union of Scandinavian aviation companies and one of the leading airlines in Europe.

Scandinavian Airlines

Challenge

To improve IT management and to retain existing IT components

One consequence of market consolidation is that many companies must now deal with different IT systems within the company. For SAS, administrating individual components and protecting previous IT investments is of central significance.

Solution

Central coordination of varying software systems

With the help of the CentraSite SOA repository, the corporate-wide IT resources of SAS can be jointly coordinated. This application enables central management and administration of all components of the existing Service-Oriented Architecture (SOA) such as Web services, data, rules, and processes. CentraSite is based on acknowledged standards and is able to combine products from various providers with company's own IT structures at a central location.

Results

- Reduced costs and increased competitiveness
- Better management and reuse of IT components
- Improved customer service
- Flexible basis for reacting to market changes



"Competition in the global transport industry is fierce. Innovative solutions such as CentraSite enable us to manage our systems effectively and to reuse our IT components so that we can react swiftly to changes in the market and provide high-quality customer service."

Magnus Claiving, Manager Corporate and Agent Systems, Airline IT, SAS Scandinavian Airlines


Cargo

"The ease-of-use of Software AG's products is a key business benefit for us. Because we work in a rapidly-changing market, we must train our staff to use tools that can develop products as quickly as possible."

Andy Bien, General Manager of Information Services, Hactl

Greater flexibility at the world's largest air cargo hub

Hong Kong Air Cargo Terminals Limited (Hactl) is one of the world's leading international air cargo terminal operators, handling over 2.5 million tonnes of air cargo annually, while serving more than 70 international airlines and 1,000 freight forwarders.

Hactl

Challenge

Managing Growing Data Loads

Hactl's business requirements are dictated by extremely high-volume, quick-turnaround and non-stop air cargo service demands. Hactl has invested heavily in technology. Today, its infrastructure, logistics and automation systems are among the most sophisticated in the industry. We have to provide rapidly deployable, value-added services enabling Hactl to meet customer needs while managing high-volumes of data and maintaining zero-failure reliability in all critical systems.

Solution

Ease-of-use products as a key business benefit

With Natural, Adabas and Crossvision Legacy Integrator Hactl can accurately track and move high-speed, high-volume air cargo arriving from its diverse partner base of international airlines and freight forwarders.

Through their collaboration with Software AG over the past 30 years, they have increased responsiveness to volume fluctuations and tight deadlines, with the ability to use disparate applications across legacy systems. They have also reduced costs through the reuse of homegrown software components.

Results

- No application-related downtime
- Improved ability to manage high-volumes of cargo and corresponding information
- Increased productivity and efficiency in all key operational aspects

Improved service: development and implementation of a University-wide process management system

Penn State has grown rapidly, like many academic institutions, and has more than 16,000 full-time faculty and staff and more than 81,000 students. Until recently Penn State still relied on systems from 20 years ago.

PENNSTATE

Challenge
Streamline processes

The University needed a better way to support growth and change. Its home-grown workflow system dubbed EASY (Electronic Approval System) had been strained. Too much time was required to process forms, especially those that required supporting documentation. Penn State needed to find a way to streamline processes.

Solution
Automate processes

Software AG recommended a solution, which updated back-end systems with modern user interfaces and improved synergies by sharing processes between departments. Process automation saves time by eliminating manual steps. Data is gathered automatically from back-end systems, and staff can more easily track status during a given process.

Results

- Reduced processing time – in one case, from three weeks to one hour
- Freed up key staff for other tasks
- Lowered supply expenses, equipment depreciation and mailroom overhead
- Improved user interfaces for back-end systems


TUTORIAL
COLLEGE

"Software AG is helping us realize our vision for this project: to transform the way we work by streamlining our business processes and adding flexibility."

"System technology made by Software AG enables us to achieve a paradigm shift to results-oriented SOA architecture based on open standards. This is the key to implement system communication and application integration via interlinked Web services."

[illegible]mann, Head of Sys[illegible] [illegible], responsi[illegible] IT modernization at Apollo-Optik



Greater transparency through successful systems integration at Germany's leading optician

Apollo Optik is Germany's top optical retailer with a wide assortment of frames and lenses for glasses as well as contact lenses. The company is represented in Germany with more than 500 of its own retail stores and franchises. Since 1998, Apollo Optik has been part of the Pearle Europe Group, which is the largest opticians chain in Europe with more than 2,000 branches.

Challenge

To increase agility by means of a paradigm shift

The point-of-sales (POS) system used by Apollo Optik affords the branches a high degree of automation. This system enables orders to be entered via the cash register and branches to manage their own inventories, business information, and marketing campaigns. However, the character-based user interfaces were no longer up to date, and there were difficulties with integration into the IT network. In some cases, this led to redundant data management and a lack of online integration at key points in the business process chain.

Solution

Modernization in line with SOA principles

The modernization project at Apollo Optik involved optimizing user-friendliness of the POS system while retaining the essential functions of the system with which the users were already familiar. Key programs such as order entry were also modernized step by step, with system communications being merged with user integration on the basis of simple web services. This will allow Apollo Optik to react to new market challenges even more quickly in the future.

Results

- Improved image and better service at the retail branches
- Flexible basis for internationalization
- Investments in previous system maintained



Haderslev Municipality
Denmark, Sector: Government

Challenge
Integrate various systems in the employment offices in connection with the reorganization of the municipality of Haderslev

Solution
Software AG's ApplinX product makes it possible to process the necessary information in an efficient and user-friendly manner

Florida Community College at Jacksonville
USA, Sector: Education

Challenge
Modernize more than 1,500 processes while preserving the value of legacy applications and leveraging investments in SOA and Web services

Solution
Automation of paper-based forms with the ability to reuse components and derive business intelligence from Web services metadata

Washington State University
USA, Sector: Education

Challenge
Provide quick and easy access to mainframe data to improve productivity of both developers and end-users

Solution
Modernization of legacy applications to integrate with newer, PC-based applications across departments

VW Financial Services
Germany, Sector: Financial Services

Challenge
Automate business processes across systems and locations in order to improve customer service and employee productivity

Solution
Integration of all interfaces and establishment of a more clearly organized architecture with the aid of Enterprise Legacy Integrator

Crédit Logement
France, Sector: Financial Services

Challenge
Modernization of IT for French leader in residential loan guaranties (house or apartment purchase without mortgage)

Solution
Use of Software AG's NPP (Natural Productivity Package) as the first step in a comprehensive modernization process that also encompasses Web services

Swiss Federal Roads Authority, ASTRA
Switzerland, Public Sector

Challenge
To establish a central register of motor vehicles and owners for the Swiss government

Solution
Integrate the various motor vehicles registers of the various Swiss cantons on the basis of a centralized integration hub



3,000 customers have put their trust in technology from Software AG

National Police Spain
Sector: Government

Challenge
Go from a decentralized to a centralized platform and adapt the process for issuing ID cards to the functionalities of electronic ID cards

Solution
On the spot delivery based on a central system for the storage and rapid update of biometric data in consideration of the highest security requirements

Dubai Police
United Arab of Emirates, Sector: Government

Challenge
As Dubai Police is one of the most technical advanced forces in Arab World, now they are implementing their e-Border project with Sultanate of Oman

Solution
Crossvision for the first phase of their e-Border project with Sultanate of Oman. Dubai Police approved SAG Technology as the most secure and reliable solution for this project

Sergas
Spain, Sector: Health Service

Challenge
Consolidation of the clinical patients' records and medical history dispersed in differences places and platforms

Solution
Software AG's Tamino XML Server is used to streamline all relevant data storage, exchange and publishing processes and to facilitate electronic processing

American Community
USA, Sector: Insurance

Challenge
Replace paper-based underwriting process with a streamlined Business Process Management solution

Solution
Automated system for the underwriting process increases productivity and systems integration

Hibernian
Ireland, Sector: Insurance

Challenge
To better serve insurance brokers and policy holders while reducing the time and cost to administer insurance policies

Solution
Modernize and extend the Branch Policy System (BPS) to the Web with an interface that leverages and reuses existing key functionality

Ritzau
Denmark, Sector: Media

Challenge
Provide better access to archives for Denmark's largest news agency

Solution
Digital archive based on Tamino XML platform with convenient user interface for efficient information searches

Software AG stock outperforms the market

Shares of Software AG rose more than 45 percent in fiscal 2006, making the stock one of the biggest winners on the TecDAX. Thanks to our above-average earnings increase, the year-end closing price surpassed analysts' high expectations. The continuation of the upward trend in 2006 helped the stock to a record high at the end of the year. Market capitalization increased to approx. €1.68 billion.

European and U.S. stock markets surge at the end of the year

2006 was the fourth consecutive positive year for equities markets. German stock markets increased substantially starting at the beginning of the year: the DAX by 22 percent, the MDAX and SDAX by 28 percent, and the TecDAX by 25.5 percent. German stock markets thus once again surpassed major European benchmark indices and the U.S. stock markets. After years of stagnation, U.S. markets also rose significantly during 2006. The Dow Jones rose 17 percent and reached a new all-time high in October. The MSCI showed a rise of approx. 18 percent and ended at 1,483.58 points as of December 29, 2006.

In the spring of 2006, the DAX experienced a correction phase lasting approximately four weeks, and fell by approximately 1,000 points. A modest recovery in the European and U.S. stock markets ensued in the second quarter. The stock markets were influenced by a variety of factors in the second half of the year. Corporate profits overshot expectations, the economy surpassed forecasts both domestically and abroad, and there was speculation on several takeover possibilities. In most countries, stock markets picked up sharply toward the end of the year. Unusually large gains were evidenced on stock exchanges in both the U.S. and Europe at the end of the year.

The TexDAX recovered after the low at the beginning of the third quarter, bolstered by a high level of interest in both telecommunications and solar industry stocks, and closed at 596 points as of December 29, 2006, an increase of 25.5 percent over the previous year.

Software AG shares outperform benchmark indices with a rise of 45 percent

Software AG shares performed significantly better than the benchmark indices, the TecDAX and the Nasdaq 100. The stock closed the year on December 29, 2006, at €59.74 in Xetra trading (previous year: €41.15). This marked the highest price in five years. A total of 30 million Software AG shares were traded during fiscal 2006, corresponding to an average volume of €5.57 million per trading day. Our shares are thus among the 100 most liquid stocks listed in Germany and meet the Category A liquidity criteria for the German stock exchange (Xetra liquidity measure).

The graphs in this section contain additional details on price growth.

Market capitalization grew significantly compared to the prior year, rising by €537 million to €1.68 billion. Software AG attracted increased attention in the mid-cap field and appealed to new investor groups. These factors contributed to an expansion of the shareholder base.

MARKET CAPITALIZATION OF SOFTWARE AG
in € million


04
648.9
05
1,153.68
06
1,679.45

Software AG stock moved up again in the TecDAX ranking of Deutsche Börse AG: Measured in terms of market capitalization, it reached 6th place (2005: 7th place) and in terms of trading volume, the stock moved up to 8th place (2005: 10th place).

Dividend for 2006 also higher

In addition to share price gains, our investors also profited from higher dividend payments in 2006. Software AG paid out a total of approx. €22.4 million (€0.80 per share) to shareholders as resolved by the Annual Shareholders' Meeting. This corresponds to a dividend ratio of over 40 percent of the average of net operating earnings and free cash flow. We expect to maintain this dividend policy in the future, depending on earnings and liquidity. The Executive and Supervisory Boards are recommending to the Annual Shareholders' Meeting that dividends of €0.90 be paid for each share entitled to dividends for fiscal 2006. Based on the share price at the end of 2006 (€59.74), this represents a dividend yield of 1.5 percent.

SHARE PRICE DEVELOPMENT (indexed)


150
120
90
59.74
784
51
1,757
Dec. 31, 2005
March 31, 2006
June 30, 2006
Sept. 30, 2006
Dec. 29, 2006
Software AG NASDAQ TecDax GSTI

TOTAL DIVIDEND PAYMENT AND DIVIDEND PER SHARE
in € million


04
20.45
05
22.43
06
25.30

Our steady corporate growth and our dividend return combine with our high cash flow to make Software AG stock attractive to both growth and value investors.

Investor Relations: credibility, transparency and timeliness

Software AG continues to strengthen its contacts with investors and financial analysts by means of active investor relations work. The Company is also working to expand existing contacts. Enlarging our investor group and decreasing the volatility of Software AG stock are among our key objectives. More than 25 national and international brokerage firms monitor our stock regularly. We enhanced coverage by US-oriented brokers in particular during 2006.

Intensive investor communication

We continued to expand selected contacts with investors this past year with over 30 days of road shows in Europe, America and Asia. We introduced Software AG at nearly 20 investor conferences and in over 300 individual discussions with institutional investors and analysts. Analysts and investors have awarded us top marks for our work (Thomson Extel Surveys Best IR in Germany: number 1 on the TecDAX; Capital IR Prize: number 2 on the TecDAX). Our commitment extends to active participation on committees of the Deutsche Investor Relations Verband (DIRK – German Investor Relations Association) and the International Investor Relations Federation (IIRF).

Changes in share capital

The upward trend in share price enabled employees and management to exercise their stock options in the year under review. As a consequence, the number of outstanding shares rose by 76,706 shares to 28,112,715. An additional 669,268 options have been issued through stock option plans; of these, up to 457,580 may be exercised during 2007.

SHAREHOLDER STRUCTURE BY REGION (PERCENTAGE OF FREE FLOAT)*


24
11
17
45
Institutional Investors
Germany
U.K.
Rest of Europe
North America
Retail investors and undisclosed institutional investors
World wide

* As of December 2006, source: Thomson Financial

"Free cash flow increased 23 percent over 2005. This is evidence of the intrinsic value of our business and has also contributed to a very sound balance sheet."

Arnd Zinnhardt, CFO

ADR program should allow further penetration of the U.S. stock market

We continue to pursue our objective of enhancing the degree of recognition and the appeal of our share in the U.S. by means of our ADR program started in 2005.

The deposit certificates issued by a depositary bank (American Depositary Receipts: ADRs) document ownership of shares in non-U.S. companies. They offer the opportunity of buying and selling non-American securities in U.S. dollars. The ADRs of Software AG are traded under a Sponsored Level I ADR program in the over-the-counter market. Four ADRs are the equivalent of 1 common share. Since only existing shares are converted to ADRs, the program has not necessitated a capital increase.

KEY SHARE DATA

	2006	2005
High*	59.89	43.30
Low*	37.43	23.40
Closing price*	59.74	41.15
Total number of shares (Dec. 31)	28,112,715	28,036,009
Market capitalization (Dec. 31) in € millions	1,679.5	1,153.7
Free float in %	69.9	69.9
Average daily trading volume (Xetra)	112,635	97,859

* Xetra closing rate in €

TICKER SYMBOL AND BASIC DATA

ISIN	DE 0003304002
WKN	330400
Symbol	SOW
Reuters	SOWGn.F
Bloomberg	SOW GY
Stock exchange	Börse Frankfurt
Market segment	Prime Standard
Index	TecDAX
IPO	April 26, 1999
Offering price	€30
Total number of shares outstanding	28,112,715

Corporate Governance Report for 2006

Software AG
- Complies with the German Corporate Governance Code
- Supports standards for sound and responsible corporate management
- Promulgates an active and transparent information policy

Anchoring and developing standards for sound and responsible corporate management thoughout the Company

For Software AG, corporate governance involves responsible and transparent corporate management and control aimed at sustainably increasing enterprise value. Corporate governance is implemented via standards for sound and responsible corporate management. For our Executive and Supervisory Boards, good corporate management focuses on values such as sustainability, transparency, and value-based financial controlling. The Corporate Governance Report of Software AG has been prepared jointly by the Executive Board and the Supervisory Board pursuant to Section 3.10 of the German Corporate Governance Code. It describes the principles of the Company's management and control structure and the fundamental rights of Software AG shareholders.

Management and control structure

Software AG is subject to German stock corporation law. The Company applies a two-tiered system of corporate management and control, with the Executive Board being charged with corporate management under the control of the Supervisory Board. Separation of functions forms the basis of responsible corporate management.

Executive Board

The Executive Board bears full responsibility for the management of Software AG. The Board is bound by corporate interests and has an obligation to increase corporate value over the long term. The Executive Board is currently composed of six members. It makes regular, prompt, and comprehensive reports to the Supervisory Board regarding all relevant issues of corporate planning and strategic development as well as the course of business and the situation of the Group, including the risk situation.

Supervisory Board

The Supervisory Board, which consists of six members, advises and monitors the Executive Board in its corporate management function. The two bodies jointly decide on corporate strategy and the implementation thereof. Election to the Supervisory Board of Software AG corresponds with the recommendations of the Corporate Governance Code. All Supervisory Board members are appointed individually. Our Rules of Procedure stipulate that if a Supervisory Board member leaves the Board prior to expiration of his or her term of office, the successor's appointment is valid only until the next Annual Shareholders' Meeting.

The Supervisory Board discusses the quarterly reports and reviews and approves the financial statements and consolidated financial statements of Software AG. Key Executive Board decisions, such as financing measures and acquisitions, are subject to approval by the Supervisory Board, as are decisions regarding the appointment or dismissal of Executive Board members.

Efficient committee work

The Rules of Procedure of the Supervisory Board stipulate the formation of two committees: the Committee for Remuneration and Succession Issues and the Audit Committee. The Committee for Remuneration and Succession Issues met twice, and the Audit Committee met once during the year under review. The tasks of the Supervisory Board and its accomplishments in the year under review are described on page 34 et seq. The Executive Board and the Supervisory Board and its committees work closely together, which serves to further Software AG's long-term enterprise value.

Software AG's good corporate governance is reflected in the special knowledge and expertise of the Chairman of the Audit Committee in applying accounting principles and internal review procedures. Karl Heinz Achinger is Chairman of the Audit Committee. Mr. Achinger, who holds a degree in business administration and is an independent management consultant, has been on the Supervisory Board of Software AG since January 1, 2002. He has accumulated extensive knowledge and experience in his approximately 30 years of entrepreneurial activity in the international IT market. Mr. Achinger was the founder of debis Systemhaus, which he ran until shortly before it was taken over by Deutsche Telekom. During this period, he also spent several years as a member of the management of Capgemini. From December 2002 until October 2003, he managed Software AG on an interim basis, acquiring in-depth knowledge of the Company's business processes and key financial ratios. His involvement with the supervisory boards of other companies afforded him insight into a variety of internal control procedures, enabling him to help Software AG follow the best market practices.

Software AG maintains no direct or indirect business relationships with Supervisory Board members. In particular, no consulting agreements or other contracts for work or services have been entered into. Both employee representatives on the Supervisory Board are employees of the Company.

Authorized capital and share repurchase

Software AG has authorized capital pursuant to Section 5 (5) of the Company's Articles of Incorporation. The Executive Board is authorized, with the consent of the Supervisory Board, to increase the Company's share capital on one or more occasions on or before May 12, 2011 up to a total of €42 million by issuing up to 14 million new bearer shares against cash contributions or contributions in kind (Authorized Capital). In the event of a capital increase against contributions in kind that occurs in connection with an acquisition, the Executive Board has restricted any exclusion of subscription rights to a maximum of 5.6 million shares.

The Company is also authorized to acquire treasury shares with a share in the issued share capital not to exceed €8,410,800 on or before November 11, 2007. Treasury shares may be purchased on the stock market or through a public purchase offer directed to all shareholders of the Company.

Significant shareholders

The Software AG Stiftung, with registered offices in Darmstadt, holds approximately 30 percent of the outstanding shares in Software AG. The Software AG Stiftung is an independent, non-profit legal entity dedicated to therapeutic pedagogy, social therapy, pedagogy, work with youths, assistance to seniors, environmental protection, and research. No shareholders other than the Software AG Stiftung hold more than 10 percent of the share capital of Software AG.

Annual Shareholders' Meeting

All shareholders are invited to participate in the Annual Shareholders' Meeting. The Annual Shareholders' Meeting resolves on approval of the actions of the Executive and Supervisory Boards, appointment of the external auditors, amendments to the Articles of Incorporation, and capital increases. In the interests of good corporate governance, German legislation requires any capital increases to be approved by all Company shareholders. We inform our shareholders of business developments and the financial performance and financial position of the Company four times per year as scheduled in the financial calendar.

Pursuant to the recommendations of the Corporate Governance Code, we conduct the Annual Shareholders' Meeting in an expedient manner within a time frame of 4 hours. To facilitate participation, we transmit the Annual Shareholders' Meeting via the Internet. This ensures responsible and efficient use of the right to address the Meeting and is thus in the interests of the majority of the shareholders. The amendment to the Articles of Incorporation required in this respect was presented for voting at the 2006 Annual Shareholders' Meeting and passed by a 99.9 percent majority. Shareholders who do not wish to attend the Shareholders' Meeting in person may authorize a member of the Company to exercise their voting rights by proxy in accordance with the instructions of the shareholder. All proxies must be executed in writing. The invitation to the Annual Shareholders' Meeting and related documents and information such as the agenda, the financial statements, the Articles of Incorporation, and explanations of draft resolutions are published on the Company website along with the date of the Meeting. In addition, shareholders may view the resolutions adopted by previous shareholders' meetings as well as the quarterly financial statements for the preceding financial year and earlier fiscal years.

In accordance with the new Law on Corporate Integrity and Modernization of the Right of Avoidance (UMAG) of November 1, 2005, we have changed our registration and legitimization procedures: Starting with the 2006 Annual Shareholders' Meeting of May 12, 2006, the relevant date for participation in the Meeting was changed to the record date as set forth in the Law on Corporate Integrity and Modernization of the Right of Avoidance. Accordingly, holders of bearer shares need only to present written confirmation of their shareholdings from the depository bank. This confirmation must relate to the 21st day prior to the Annual Shareholders' Meeting ("record date"). The aforementioned law also ensures that our Annual Shareholders' Meeting is conducted efficiently. It allows the chairperson to cut short speakers who stray from the topic at hand and to refer to detailed information already published on the website.

Open and transparent communication

Our comprehensive, corporate-wide written Disclosure Policy ensures that information of relevance to investors is dealt with uniformly all over the world. The Disclosure Policy governs the publication of financial results and significant events as well as internal processes for evaluating the relevance of information. Accordingly, the Executive Board immediately publishes all information that directly affects the Company, unless exempt from the publication requirement in specific cases. In addition, in accordance with legal stipulations, lists are kept of any persons having access to insider information, and such persons are instructed to maintain confidentiality. When providing information, Software AG deals with shareholders, analysts, and journalists in accordance with uniform criteria and in a manner that is transparent for all capital market participants. All ad hoc announcements and press releases as well as presentations given at press or analysts' conferences and investor road shows are published immediately on the website of Software AG.

The purchase or sale of shares in the Company or related financial instruments, particularly derivatives, by members of the Executive and Supervisory Boards of the Company as well as certain other related parties are published on the Company website as soon as Software AG acquires knowledge of any such transactions. No notifiable securities transactions took place in fiscal 2006.

Pursuant to the new law to implement transparency guidelines, effective January 20, 2007, any shareholders with more than 3 percent of the voting rights in a listed company must notify the company of their shareholdings. This represents a drop from the previous threshold. The law also stipulates that companies must make such notifications available Europe-wide. Software AG uses suitable service providers for such purpose. Moreover, Software AG publishes all information on the Company in German and in English.

The shares held by Company management of which the Company is aware are not subject to reporting requirements under Section 6.6 of the German Corporate Governance Code, as the combined shares of the Executive and Supervisory Boards do not exceed 1 percent of the shares issued by the Company.

We present our risk management concept in the "Risk Report" on page 60 et seqq. Information on Group accounting can be found on page 70 of the Notes.

2006 Declaration of Compliance pursuant to Section 161 of the German Stock Corporation Act (AktG)

On February 22, 2007, the Executive and Supervisory Boards submitted an unqualified declaration of compliance stating that the Company has followed all recommendations of the Commission of the German Corporate Governance Code as amended on June 12, 2006. Software AG has also agreed to comply with the recommendations of the Code in fiscal 2007.

Software AG implements the recommendations of the German Corporate Governance Code. However, separate preparation of Supervisory Board meetings by shareholder or employee representatives does not take place in a formal sense. Due to the small number of representatives (4 and 2, respectively), informal coordination is easily achieved.

Please see the Investor Relations section of our website at www.softwareag.com for additional details on this and corporate governance at Software AG in general.

The current version of the German Corporate Governance Code published by the Commission of the German Corporate Governance Code can be found at www.corporate-governance-code.de.

Auditor

The Annual Shareholders' Meeting of Software AG appointed BDO Deutsche Warentreuhand Aktiengesellschaft, Frankfurt am Main, as Company auditor. No business, financial, personal, or other relationships that could cast doubt on the independence of the audit firm have existed at any time between the audit company and its corporate bodies and audit managers on the one hand and Software AG and the members of its corporate bodies on the other. BDO has advised Software AG on tax issues as well since 1997.

Based on the appointment of the auditor by the Annual Shareholders' Meeting, the Supervisory Board of Software AG has assigned BDO to audit the Company's financial statements and has agreed upon a fee for these services. In connection with the audit engagement, the Supervisory Board has also agreed with the auditor to comply with the reporting duties pursuant to the German Corporate Governance Code.

The auditor participates in Supervisory Board meetings concerning the financial statements and consolidated financial statements and reports on key audit findings.

Remuneration report

This remuneration report provides details on remuneration amounts and the structure of the remuneration system for the Executive and Supervisory Boards. Remuneration of board members is reported as total amounts. The proportions of the individual components are indicated, and the total figure is broken down into fixed payments, performance-related components, and long-term incentive components.

Section 5.4.7 of the German Corporate Governance Code advises taking into account elements related to long-term corporate profits in performance-related remuneration for the Supervisory Board. Software AG has adjusted its previous remuneration system to take this recommendation into account, which it has been following since January 1, 2006.

Executive Board remuneration

In line with our objective of lastingly increasing enterprise value, Executive Board remuneration has been more closely geared towards corporate profits since 2005. At least two-thirds of the remuneration is linked to sales, earnings, and other corporate targets.

Remuneration of active Executive Board members for fiscal 2006 is composed as follows:*

	Fixed remuneration	Variable remuneration/bonuses	Long-term components	Pension expenses	Other remuneration components**	Phantom shares
	€	€	€	€	€	Number
Karl-Heinz Streibich (Chief Executive Officer)	382,500.00	1,265.683.80	860,192.39	288,636.00	16,589.64	12,471
Christian Barrios Marchant	231,999.96	614,923.43	304,135.40	17,948.04	62,006.29	0
Mark Edwards	236,890.02	825,082.04	728,021.63	3,570.50	262,806.88	10,795
Dr. Peter Kürpick	200,000.04	507,859.93	447,890.00	73,476.00	26,387.52	6,913
Alfred Pfaff	249,999.96	395,333.33	304,259.69	76,307.00	26,004.53	5,114
Arnd Zinnhardt	231,999.96	811,427.88	711,790.93	70,257.00	22,498.01	10,768

* Based on Recommendation 23 of the Corporate Governance Code and at variance with the provisions of the German Commercial Code, we have included pension expenses in this portrayal of Executive Board remuneration

** Other remuneration components of Mark Edwards include €217 thousand in employer's share to social security.

Total remuneration for members of the Executive Board amounted to €10,256 thousand in the fiscal year.

A total of 46,061 phantom shares were granted to Executive Board members.

Remuneration for former Executive Board members totaled €169 thousand.

Pension provisions for former Executive Board members amounted to €2,470 thousand.

Variable remuneration/bonuses
Individual Executive Board members are paid a bonus based on sales and earnings performance of the Group. In addition, a variety of quantitative and qualitative targets have been agreed on depending on area of responsibility. The bonuses are calculated based on the extent to which targets are reached.

Long-term remuneration components

a) **Stock option plan** The stock option plan has been in existence since 2001. No new options have been issued in conjunction with this program since January 1, 2005. As of December 31, 2006, 136,875 subscription rights had been issued to Executive Board members. The plan will continue until the end of 2011. Fiscal 2006 was the first year in which all conditions for exercising the options were fulfilled. Net income rose by more than 10 percent over the previous year, and profit from ordinary activities surpassed 10 percent of revenue. The exercise price averages €18.08 for all persons eligible to exercise options. Personnel expenses of €165 thousand were incurred for members of the Executive Board during fiscal 2006. These expenses are reflected in the "long-term components" column above.

b) **Phantom share plan** A portion of the variable remuneration is paid as a long-term component on the basis of a phantom share plan. As in the previous year, the portion accruing for fiscal 2006 is converted into virtual (phantom) shares on the basis of the average share price of Software AG stock in February 2007 less 10 percent. The resulting number of shares will become due in three identical tranches with terms of one, two, and three years. On the due dates in March 2008, 2009, and 2010, the number of phantom shares is multiplied with the then applicable average share price for February of the relevant year. This amount is adjusted to reflect the amount (measured in percent) by which the shares outperform or underperform the TecDAX30 index and is then paid to the members of the Executive Board. The members of the Executive Board receive an amount per phantom share equal to the dividends paid to Software AG shareholders prior to payment of a phantom share tranche. Personnel expenses of €3,191 thousand were incurred under this program during fiscal 2006. These expenses are reflected in under "long-term components" in the table above.

Other remuneration components
Should the price of Company shares increase following a takeover bid resulting in a change in shareholder structure, each member of the Executive Board will receive a bonus in the amount of 0.5 percent of the increase in the Company's market capitalization. If the increase in market capitalization is less than 2 percent, no bonus is paid.

In the event of illness, the five members of the Executive Board will receive full pay based on the annual target remuneration for a period of six months. After six months, the variable remuneration component will be reduced by 1/12 for every month that follows. Salary payments will cease at the end of the term of the contract in any event. Any health insurance benefits received by the Board member must be credited against such payments. In the event of illness, Executive Board members will continue to be paid 90 percent of their average after-tax annual remuneration for the preceding three years for a period of six months.

In case of permanent disability, the employment contract of the Executive Board member concerned will terminate at the end of the month in which the permanent disability was determined or at the end of the month in which the Executive Board member has been incapacitated for work for an uninterrupted period of twelve months. In such case, severance pay will be provided for one Executive Board member in the amount of €158 thousand, plus an additional severance payment equal to the total of the member's fixed salary for the remainder of the contract for a period not to exceed six months. The remaining Executive Board members will receive no severance pay in such case. From the time of their departure until completion of their 65th year of age, the German members of the Executive Board will receive a disability pension of €11,000 per month, and the CEO will receive €15,000 per month. British members of the Executive Board are subject to the provisions of the Permanent Health Insurance Plan applicable in the United Kingdom. Under this plan, British members of the Executive Board will receive 90 percent of their average annual after-tax remuneration for the preceding three years until they reach the pensionable age of 60 years. This entitlement will be adjusted to reflect inflation in years in which the inflation rate is less than 5 percent. If the inflation rate exceeds 5 percent, the entitlement will be adjusted by 5 percent annually.

The Company maintains life insurance policies for all Executive Board members. For five Executive Board members, the insured amount equals €500 thousand in the event of death and €1,000 thousand in the event of disability. For one Executive Board member, the insured amount equals four times his fixed annual remuneration.

Five members of the Executive Board will receive pensions of €11,000 per month for life after completing their 65th year of age, regardless of their number of years at the Company. The CEO's pension amounts to €15,000. This pension commitment also comprises a widow's annuity of €6,000 per month, with €9.000 per month for the widow of the CEO. In the event an Executive Board member leaves the Company prior to the age of 65, such Executive Board member will still be entitled to pension benefits, but they will be reduced on a pro rata temporis basis. The beneficiary will not be entitled to claim an adjustment or indexation of the entitlement. One member of the Executive Board will receive an annual pension for life after completing his 60th year in the amount of 1.66 percent of the average fixed remuneration for the preceding three years multiplied by the member's number of service years. This entitlement will be adjusted to reflect inflation in years in which the inflation rate is less than 5 percent. If the inflation rate exceeds 5 percent, the entitlement will be adjusted by 5 percent annually.

In addition, all members of the Executive Board are entitled to be provided with a suitable company car.

No additional commitments have been made regarding severance pay in the event an employment contract is not extended or a change in shareholder occurs, nor regarding bridging payments, continuation of salary payments in the event of early termination of employment, or interest on severance payments. There are also no entitlements to payments based on customary practice.

Supervisory Board remuneration

Remuneration for Supervisory Board members is made up of fixed and performance-related components. Members receive separate remuneration for their work on the Committee for Compensation and Succession Issues and the Audit Committee.

Effective January 1, 2006, a long-term performance-related component was added to the previous remuneration system for Supervisory Board members by the Annual Shareholders' Meeting of May 12, 2006.

In addition to reimbursement of their expenses, members of the Supervisory Board receive a fixed annual remuneration in the amount of €25,000 as well as annual performance-related remuneration of €2,000 for each percentage point or fraction thereof in excess of 5 percent by which the growth of currency-adjusted net income has exceeded the previous year's figure. (Variable Remuneration I).

The figures reported in the consolidated financial statements in accordance with International Financial Reporting Standards (IFRS) for the relevant fiscal year or fiscal years are utilized for calculating performance-related remuneration.

Furthermore, Supervisory Board members receive annual compensation based on long-term corporate profits in the amount of €200 for each percentage point or fraction thereof by which the growth in value of Software AG stock exceeds the growth of value of the TecDAX30 index for the same period (Variable Remuneration II). The growth in value of the stock will be assessed on the basis of a 3-year comparison of the XETRA closing rates starting in fiscal 2008, and the growth in value of the TecDAX30 will be assessed on the basis of a 3-year comparison of the index.

Remuneration is payable one week after approval of the financial statements for the year by the Supervisory Board or, if applicable, the Annual Shareholders Meeting. Members of the Supervisory Board who were on the Board for only a part of the fiscal year will receive one-twelfth of the applicable remuneration for each month or fraction thereof of their tenure.

Remuneration of Supervisory Board members for fiscal 2006 is composed as follows:

Total remuneration for members of the Supervisory Board amounted to €378 thousand in the year under review.

Remuneration of the Chairman/Deputy Chairman
The Chairman of the Supervisory Board receives twice the remuneration stated, and the Deputy Chairman one and one-half times such amount.

Other arrangements
In addition, members of the Supervisory Board receive an attendance fee of €1,500 each time they participate in person in a meeting of one of their committees. Attendance fees are paid only once for multiple committee sessions occurring on the same day or for a session that takes place on consecutive days. The attendance fee is €2,500 for the committee chairmen.

€	Fixed remuneration	Variable remuneration I	Variable remuneration II	Remuneration for committee work
Frank F. Beelitz Chairman	50,000.00	28,000.00	18,400.00	5,000.00
Karl Heinz Achinger Deputy Chairman	37,500.00	21,000.00	13,800.00	4,000.00
Dr. Andreas Bereczky	25,000.00	14,000.00	9,200.00	0.00
Justus Mische	25,000.00	14,000.00	9,200.00	3,000.00
Monika Neumann	25,000.00	14,000.00	9,200.00	3,000.00
Reinhard Springer	25,000.00	14,000.00	9,200.00	1,500.00

Report of the Supervisory Board



"Together with the Executive Board, the necessary steps were implemented to once again comply in full with the recommendations of the German Corporate Governance Code during the year under review."

Frank F. Beelitz, Chairman of the Supervisory Board

During fiscal 2006, the Supervisory Board of Software AG supervised the Executive Board and, in consideration of all significant business events, also closely monitored the development of the Company and the Group, as required by the German Corporate Governance Code. The Supervisory Board met five times during the year under review, with at least one session taking place each quarter. All members of the Supervisory Board took part in all sessions.

During these sessions, the Supervisory Board analyzed the ongoing business development and strategic direction in detail with the Executive Board. Any transactions requiring Supervisory Board approval in accordance with the Articles of Incorporation or applicable legislation were reviewed and, where appropriate, approved.

Consultations covered the financial status of Software AG and its subsidiaries, as well the as current and longer-term development of individual business segments and the corresponding strategies for products, sales and marketing. The Chairman of the Supervisory Board also received written reports on business development from the Executive Board on a monthly basis.

The Supervisory Board includes the following committees:

- The Committee for Compensation and Succession Issues
- The Audit Committee.

The Committee for Compensation and Succession Issues met four times, and the Audit Committee met once during the year under review.

The Supervisory Board continued to hold detailed deliberations on the subject of corporate governance and the German Corporate Governance Code in the course of several meetings in fiscal 2006. The Supervisory and Executive Boards have taken the necessary steps to continue to comply in full with the recommendations of the Code during the year under review. Since fiscal 2004, the accounting has been performed in accordance with International Financial Reporting Standards (IFRS). Remuneration of Executive and Supervisory Board members is again reported individually in fiscal 2006 (refer to the Remuneration Report on p. 30 et seqq. and p. 107 et seqq.).

The declaration pursuant to Section 161 of the German Stock Corporation Act (AktG), issued jointly with the Executive Board, states that in 2006, Software AG complied with the recommendations of the Code in the version dated June 2, 2005, as well as the most recent version of June 12, 2006, without exception and will continue to do so in the future. This declaration of compliance has been made public on the Company's website www.softwareag.com.

Software AG's Supervisory Board focused mainly on expanding and solidifying the Group's growth rate.

- Topics of the session that met in March 2006 included preparation for the Annual Shareholders Meeting, which took place in Frankfurt on May 12, 2006, as well as the establishment of a development company in Bulgaria.
- The foundation for development in the growth markets of the Middle East was laid in the session of May, 2006, in which it was decided to establish a subsidiary in Saudi Arabia and Bahrain.
- Discussions took place in the July 2006 session on the restructuring and re-orientation of Software AG's global Professional Services business.
- The October 2006 session dealt with Software AG's acquisition strategy.

In accordance with the direction of the Annual Shareholders' Meeting, the Supervisory Board appointed BDO Deutsche Warentreuhand Aktiengesellschaft, Frankfurt am Main, to audit the financial statements and the consolidated financial statements of Software AG for fiscal 2006.

BDO Deutsche Warentreuhand Aktiengesellschaft examined the financial statements, consolidated financial statements and management report for the year ended December 31, 2006, including the accounting books and records. The auditors issued an unqualified audit opinion.

The audit reports were presented to the Supervisory Board, and the head of the audit team explained the results in person to the Audit Committee, as well as the entire Supervisory Board and the Executive Board. The Audit Committee and the Supervisory Board thoroughly reviewed the audit results in their meeting of March 9, 2007. The Supervisory Board concurs with the results of the audit and approves the financial statements and consolidated financial statements. This constitutes formal approval and acceptance of the annual financial statements. We concur with the recommendation of the Executive Board with respect to the appropriation of profits.

The following changes took place in the membership of the Executive Board as the result of reorganization. As of January 8, 2007, David Broadbent is the Executive Board member responsible for product management and product marketing, as well as research and development, in the Enterprise Transaction Systems (ETS) business line. The former Executive Board member Christian Barrios Marchant left the Company under mutual agreement.

There were no changes in membership of Software AG's Supervisory Board during fiscal 2006.

The Supervisory Board would like to thank the Executive Board and all employees for their commitment, as well as their achievements, during fiscal 2006.

Darmstadt, March 2007

The Supervisory Board
Frank F. Beelitz
Chairman

Please refer to page 112 of the Notes for additional information on the members of the Supervisory Board.

JANUAR 1 - DECEMBER 31, 2006

€483 million + 10.3%
Group revenue

€111.2 million + 15.4%
EBITA

€73.2 million + 18.4%
Net profit

€2.60 + 16.1%
Earnings per share

€184.8 million + 14.4%
Cash and cash equivalents

Index

Group Management Report

Group Management Report Software AG

The Software AG Group is managed globally by the parent company, Software AG, acting as an operating holding company. As the financial position of the parent company is shaped by the Group's financial position, the Executive Board has decided to incorporate the management reports of the Group and the parent company into a combined management report.

1. Overview of the Fiscal Year

- Group revenue grew by 10.3 percent to €483.0 million
- Earnings per share rose to €2.60
- Licensing revenues jumped 26 percent to €165.7 million
- Maintenance revenues reached €187.3 million
- Geographic expansion contributed to growth
- New Crossvision product portfolio excepted positively by the market
- Operating result (EBIT) improved by 15 percent to €111.2 million
- EBIT margin reached 23 percent of total sales
- Profit increased 18 percent to €73.2 million

2. The Company

2.1 Business activities

Software AG develops software infrastructure solutions for the management of business-critical data and processes. We offer our customers high-performance enterprise applications based on Service-Oriented Architectures (SOA) and open standards, above all in heterogeneous and constantly changing information technology (IT) environments.

We optimize IT systems for over 3,000 customers around the world with our Adabas, Natural, EntireX, and Tamino product lines and the products of the Crossvision SOA Suite.

Software AG technology:

- enables flexible business applications and processes
- extends the value and lifetime of business-critical application systems
- creates effective data management
- controls and manages Service-Oriented Architectures

Software AG has more than 37 years of experience in the global IT market, with over 2,600 employees servicing customers in more than 70 countries. Headquartered in Germany, the Company is quoted on the Frankfurt stock exchange. Our software can be regarded as an enabling technology as it supports the business processes of customers in all industries. These include financial service providers as well as clients in public administration, travel and logistics, media and telecommunications, and manufacturing and commerce.

We focus on Service-Oriented Architectures (SOA). Service-Oriented Architectures represent a paradigm shift in information technology and are currently the most effective option for flexibly integrating heterogeneous IT systems. SOA forms an overarching software infrastructure for existing IT systems and enables access to diverse applications and systems. SOA aims to protect and optimize existing IT investments by opening previously closed application structures. This technology facilitates flexibility in business processes and assists companies in improving their competitive edge.

Software AG's Enterprise Transaction System (ETS) business line enables customers to achieve maximum return on their existing IT assets in the context of an extremely competitive and rapidly evolving technology landscape. ETS supports a three-part approach to delivering high-performance and high-quality technology to the market. Our Adabas 2006 product line facilitates large-scale data management that focuses on openness and interoperability by applying standards such as Web Services and SQL. Our Natural 2006 product line brings customers into the realm of service-oriented development of applications through the implementation of web services and other standards-based technologies. Our Crossvision Legacy Modernization portfolio encompasses products from the ETS and Crossvision business lines to create a secure and reliable bridge between our customers' valuable enterprise systems and today's modern environments.

The Crossvision business line features an innovative SOA product suite that is setting new standards in the growth market of integrating and networking of IT systems. Crossvision offers uniform real-time access to relevant business information by integrating applications and systems while modernizing the existing IT environment. The modular Crossvision approach can be adapted to individual customer requirements. This enables customers to respond more quickly to changing business demands and to provide their own customers with services and products more rapidly and effectively and with enhanced customer service.

2.2 Organization

In January 2007, Software AG restructured its executive areas of responsibility for the purpose of further promoting profitable growth.

ETS, the traditional database business, has been upgraded to a division headed by David Broadbent who is responsible for product management and marketing as well as research and development within the ETS business line. He has also assumed responsibility for the Asia/Pacific region.

The upgrade of ETS to a separate division is a sign of recognition of the significance and upward business trend of the traditional database business. ETS is the second business line after Crossvision that is represented directly in the boardroom. Starting in 2007, Software AG will report financial figures for the two business lines ETS and Crossvision.

Christian Barrios Marchant left the Executive Board effective January 8, 2007. He was responsible for the regions of Southern and Western Europe/Latin America. This market has been allocated to two separate sales regions as part of the reorganization of Executive Board areas of responsibilities.

The international composition of top management is a reflection of Software AG's global orientation. Our new organizational structure as of January 2007 is illustrated below:

K.-H. Streibich CEO	A. Zinnhardt CFO	M. Edwards Region 1	A. Pfaff Region 2	Dr. P. Kürpick Crossvision	D. Broadbent EIS
Strategic Marketing	Finance & Controlling	USA/Canada	Region DACH: ¬ Germany ¬ Austria ¬ Switzerland	Product management	Product management
Professional Services Management	Global Purchasing	UK	Netherlands	Product marketing	Product marketing
Human Resources	Global IT/Support	France	Italy	Research & Development	Research & Development
			Turkey		
			Israel		
			Greece		
Distribution Strategies and Methods	Compliance & Auditing	South Africa	Nordic ¬ Denmark ¬ Sweden ¬ Norway ¬ Finland/ Baltics	Region Belux: ¬ Belgium ¬ Luxembourg	Value Sales Management
Press & Public relations	Investor Relations	Latin America	Eastern Europe		Region JACA: ¬ Japan ¬ Asia ¬ China ¬ Australia
Spain	M&A		Middle East		
	Legal				

The new Executive Board structure strengthens Software AG's capabilities to develop innovative products and solutions for our customers.

Software AG's segment reporting is prepared in accordance with IAS 14 (Segment Reporting).

In fiscal 2006, Software AG was organized along regional lines in accordance with the Group's internal control and reporting system. The geographical segments of Software AG were composed as follows as of December 31, 2006:

North America/Northern Europe segment with the following countries and regions USA, Canada, the UK, Scandinavia, South Africa, France, Italy

Southern and Western Europe/Latin America segment with the following countries and regions Spain, Latin America, Middle East including Israel and the regional sales partner SPL-Israel, and Middle Eastern countries such as Bahrain, Kuwait, Saudi Arabia and the United Arab Emirates

Central and Eastern Europe/Asia segment with the following countries Germany, Austria, Switzerland, the Netherlands, Poland, the Czech Republic, Russia, Australia, China, Hong Kong, Japan and Singapore.

The business lines of Software AG consist of Enterprise Transaction Systems and Crossvision. A distinction is made within these business lines between revenue from license fees, maintenance business, and Professional Services.

The corporate structure of Software AG includes 57 subsidiaries (please refer to the Notes). As a wholly-owned Software AG subsidiary, SAG Systemhaus GmbH is responsible for all sales, marketing, and service activities of Software AG in Germany. The company currently has 250 employees and maintains seven business centers in Germany. The Professional Services line was transferred from SAG Systemhaus GmbH to SAG Consulting Service GmbH (previously SQL Datenbanksysteme GmbH) in fiscal 2006. In addition, Software AG has key subsidiaries in the USA, the UK, and Spain.

2.3 Market position

In 2006, we reinforced and expanded our international market position. Our leading position in traditional data management maintained for 37 years has now been supplemented by technological leadership in Service-Oriented Architectures (SOA). SOA is a global trend in the software industry and represents the market of the future. Software AG is also a leader in the field of legacy modernization. This area deals with the integration of existing applications based on mainframe systems within a Service-Oriented Architecture. We have a clear competitive advantage here based on our competence and long-term experience in integrating systems and applications.

Software AG is Europe's largest provider of system software and the sixth largest software company in Europe. It is the second largest software company in Germany.

Our market position is based on the following competitive advantages:

- **We focus on customers by offering individual software solutions** Software AG offers individual software infrastructure solutions in order to gear our products towards our customers' requirements. Modular IT solutions, open standards, and integratable interfaces optimally support companies' business processes and IT applications. Our customers are able to design their IT systems to meet their business demands and to give them a competitive advantage.

- **We have many years of experience and a broad customer base** With 37 years of experience in the management of business-critical data for more than 3,000 customers around the world, Software AG has become a trustworthy partner for its customers. Many renowned companies have been working with Software AG products for more than two decades. The high levels of customer satisfaction and the constantly updated product portfolio translate into high entry barriers in the business area. Our existing customer base is an excellent point for launching our new Crossvision product portfolio.

- **We are a first mover and technological leader** Software AG's history has been shaped by being the first to develop and market new IT solutions. Software AG has been an innovative mover from the first commercial databases, fourth-generation programming languages, integration software, and XML technology up to Service-Oriented Architecture technology. Software AG remains the technological leader in data management systems and XML-based data integration. On top of this, Software AG delivers high performance, security, and 24/7 operations on mainframes and many platforms as well as expertise in web services and open standards.

- **Our Crossvision Suite is a leading product line for building SOA-based IT infrastructures** For the second time in less than a year, Forrester Research has named Software AG a leading company in a segment that focuses on integration and SOA. Crossvision is the first complete product portfolio to enable companies to build new IT infrastructures based on Service-Oriented Architecture and to manage SOA. As an instrument for management and control, CentraSite is the first SOA product that offers companies orientation for the implementation of the new SOA trend.

2.4 Strategy and objectives

Software AG's upward business trend is based on four growth drivers:

FOUR GROWTH DRIVERS

Portfolio Enhancement	Product launches in 2006: ¬ Adabas 2006 Q1 (high-performance transaction database) ¬ Natural 2006 Q1 (efficient development system for business applications) ¬ Crossvision in Q2 (innovative SOA Suite)
Geographic Expansion	¬ New markets (Latin America, Middle East, Eastern Europe, Asia) ¬ Start direct sales in Japan in Q4 ¬ Start direct sales in Brazil (Q1/2008)
Sales & Marketing Push	¬ Increased marketing investment ¬ Sales force skill development (increased efficiency) ¬ New global branding and image (Q1/2007)
Partner Networking	¬ System integrators, e.g. Atos Origin, Bearing Point ¬ Technology partners, e.g. Fujitsu, IDS Scheer, SAP, ILOG ¬ CentraSite Community (approx. 20 software vendors)

All four growth drivers support the fulfillment of our medium to long-term goals.

We have substantially strengthened our product portfolio with the successful introduction of Adabas 2006, Natural 2006 and Crossvision. The company now focuses on selling its own products phasing out third-party components.

We are also continuing to grow the Company through geographical expansion. With this in mind, we are increasing our presence in new markets with high growth potential: Asia, the Middle East, Eastern Europe, and Latin America.

We are making continuous investments in marketing and sales activities. This includes specific activities to promote employee development in these areas. As part of our strategic repositioning, we have developed a new corporate image and brand strategy.

We continue to steadily expand our network of strategic partners. We regard the strategic integration of diverse systems as an efficient path to offering our customers the best possible service.

We will also make acquisitions in the future as part of the process of strengthening our portfolio, expanding geographically, and increasing sales.

This strategy will allow us to pursue our goals of market leadership in legacy modernization and SOA.

Our medium-term financial goals up to 2011 include:
- ¬ An average of at least 10 percent growth per year at Group level
- ¬ Single-digit growth in the ETS line
- ¬ Double-digit growth in Crossvision sales
- ¬ Additional sales by developing new markets and partners
- ¬ EBIT margin of over 25 percent

Proactive M&A strategy
- ¬ Increase market presence
- ¬ Extend technology leadership
- ¬ Gain additional market share

Our financial goals for 2007 are stated in the "Forecast".

2.5 Value-oriented control system

Software AG's internal control system is geared towards long-term increases in profitability and improving the Group's financial strength. The focal points are sales, operating results (EBIT), the EBIT margin, and cash flow.

Ongoing sales monitoring and forecasting as a basis for solid profitability growth Our sales development management with respect to licensing, maintenance, and Professional Services provides the essential foundation for long-term profitability growth. License sales are the key growth drivers for maintenance and Professional Services revenues. License sales are therefore subject to continuous monitoring at all management levels, from the initial customer contact to conclusion of the licensing agreement.

Management of maintenance revenues focuses primarily on preserving customer relations over the long term by offering support services and regular software updates.

Management of Professional Services revenues covers the entire process from the acquisition phase and preparation of offers to project finalization. Professional Services revenues are consolidated and controlled based on region and business line.

EBIT margin as key indicator for operating success The operating margin (EBIT margin) is the most significant indicator of the operating success of the Group. The operating margin is monitored on an ongoing basis in a multidimensional matrix structure. Margins are analyzed and optimized on the basis of our business structure. They take into account geographical segmentation by country and region, which previously was the only segmentation undertaken. Software AG now also reports segment information by business segment (ETS and Crossvision) and by revenue type (licenses, maintenance, and Professional Services).

In addition, we constantly monitor the operating ratios of our Professional Services business at the project level from the time of offer preparation to project finalization. Our focus lies especially on maximizing sales efficiency by improving the quality of our personnel and increasing project size, while at the same time reducing the duration of sales cycles.

Optimized cost management using a dynamic budget model All cost items are subject to stringent budget control. Monitoring occurs on a monthly basis and involves reviewing historical adherence and forecasting cost development. A dynamic budget model is used for budget monitoring. This allows us to ensure that the cost budget remains flexible in relation to sales growth for all key components. The cost budget is adjusted in the course of the year to allow profit targets to be achieved or exceeded.

Focused research and development expenditures Our research and development activities reflect our strategic priorities. To this end, we calculate the profit contribution of our products on an ongoing basis. We optimize our use of resources by combining technological acquisitions with in-house development, primarily in Germany, though also in the U.S., the UK, Bulgaria and India.

Cash flow enhanced by receivables management and central cash management Receivables management and central cash management contribute significantly to cash flow optimization. Local receivables management is subject to a variety of internal control processes based on strict rules concerning bad debt allowances. Cash management is based on a globally standardized cash pooling system. This supports an optimized investment strategy while at the same time limiting any investment risk.

Our key financial indicators performed as follows:

in € thousands	2006	2005	Change in %
Total revenue	483.0	438.0	10.3
Licensing revenue	165.7	131.6	25.9
Maintenance revenue	187.3	181.4	3.3
Professional services revenue	126.2	122.7	2.9
EBIT	111.2	96.4	15.4
EBIT margin	23%	22%	+ 1 p.p.
Operating cash flow	61.4	55.7	10.2

2.6 Information on Software AG's share capital

Subscribed capital and voting rights Software AG's share capital totals €84,338,145 and is divided into 28,112,715 bearer shares. Each share represents €3.00 of the issued share capital and entitles the holder to one vote. Shareholders can exercise their rights at the Annual Shareholders Meeting, when they exercise their voting rights in accordance with legal stipulations and the Company's Articles of Incorporation.

Authorized capital and share repurchase Software AG has authorized capital of €41,804 thousand. The Executive Board is authorized, with the consent of the Supervisory Board, to increase the Company's share capital on one or more occasions on or before May 12, 2011 by issuing up to 13,934,544 new bearer shares against cash contributions or contributions in kind.

In the event of a capital increase against contributions in kind that occurs in connection with an acquisition, the Executive Board has restricted any exclusion of subscription rights to a maximum of 5.6 million shares.

The Company is also authorized to acquire treasury shares having a share in the issued share capital not to exceed €8,411 thousand on or before November 11, 2007. However, the theoretical interest in the shares acquired under this authorization, together with any other company shares already acquired and still held by the Company, may at no time exceed 10 percent of share capital.

Please refer to the Notes for additional information on the authorized capital and the acquisition of treasury stock.

Significant shareholders The Software AG foundation, with registered offices in Darmstadt, holds approximately 30 percent of the shares in Software AG.

Appointment/dismissal of Executive Board members and changes in the Articles of Incorporation Executive Board members are appointed and dismissed in accordance with Section 84 et seq. of the German Stock Corporation Act.

Any changes in the Articles of Incorporation are resolved by the Annual Shareholders' Meeting by a majority of at least three-fourths of the share capital represented at the time of the resolution in accordance with Section 179 of the German Stock Corporation Act. Changes in the wording of the Articles of Incorporation in connection with the utilization of conditional and authorized capital were resolved by the Supervisory Board in accordance with resolutions of the Annual Shareholders' Meetings of September 21, 1998 (Section 5, Paragraphs 1 and 2 of the Articles of Incorporation); April 27, 2001 (Section 5, Paragraphs 1 and 3 of the Articles of Incorporation); May 13, 2005 (Section 5, Paragraphs 1 and 4 of the Articles of Incorporation); and May 12, 2006 (Section 5, Paragraphs 1 and 5 of the Articles of Incorporation).

2.7 Remuneration system

Remuneration of the Executive Board is made up of a basic remuneration plus variable components. At least two-thirds of the remuneration is performance-related and is based on sales, earnings and other corporate targets. A portion of the variable remuneration is paid as a long-term component on the basis of a phantom share plan. Furthermore, Software AG offers a stock option plan to Executive Board members and officers.

Members of the Supervisory Board receive both fixed and performance-related remuneration. The variable components are linked to the success of the Company, measured by the ratio of earnings before taxes as a percentage of sales (EBT margin). On January 1, 2006, a long-term performance-related component was added to the remuneration of the Supervisory Board.

Details on remuneration for the Executive and Supervisory Boards are portrayed in the Corporate Governance Report and the Notes.

3. Underlying Economic Conditions

3.1 Overall economic situation

In 2006, global economic growth was above the average of previous years with a rise of 5.1 percent. The upswing in the global economy is thus continuing and is even stronger than anticipated a year ago. The decisive impetus has come from the newly industrialized countries. Rapidly developing regions such as Asia, Latin America and Central and Eastern Europe were among the growth centers in 2006. Growth in the U.S. evidenced a mild downswing.

Performance of significant currencies Key foreign currencies that affect Software AG's business include the U.S. dollar, the British pound, the South African rand, and the Canadian dollar. The average exchange rate of the Euro to the U.S. dollar remained stable.

The exchange rates used for the translation of the most important currencies have changed as follows compared to the previous year:

Closing rate (€1)	Dec. 31, 2006	Dec. 31, 2005	Exchange rate change in %
U.S. dollar	1.3184	1.1833	- 11.4
Pound sterling	0.6716	0.6874	+ 2.3
Swiss franc	1.6077	1.5556	- 3.3
South African rand	9.2300	7.4900	- 23.2
Australian dollar	1.6698	1.6150	- 3.4

Average rate (€1)	2006	2005	Exchange rate change in %
U.S. dollar	1.2557	1.2449	- 0.9
Pound sterling	0.6818	0.6840	+ 0.3
Swiss franc	1.5730	1.5482	- 1.6
South African rand	8.5143	7.9065	- 7.7
Australian dollar	1.6663	1.6311	- 2.2

Source: Commerzbank AG, Frankfurt

USA The economy in the U.S. cooled slightly during the course of the year. According to OECD calculations, the real gross domestic product rose 3.3 percent. During the third quarter, the U.S. economy expanded more slowly than in the past three years. There was, however, a modest recovery in December with above-average growth. On the whole, higher interest rates, rising gasoline prices, and weaknesses in the real estate sector had a negative impact on consumer spending.

Europe Europe's economy profited from the flourishing global economy and evidenced a clear recovery. The economic growth amounted to a total of 2.6 percent. The Russian economy, with a production increase of 6.5 percent, continued to show strong growth.

The eurozone countries benefited from slightly improved exchange rate parities. The rise in the gross domestic product of 2.6 percent exceeded that of the previous year. The German economy also expanded, growing by 2.6 percent as the result of increasing domestic demand. Growth impetus was provided by investments in equipment and, once again, from the export sector. In the second half of the year, the German economy benefited from a renewed rise in capital spending. Private consumption showed a more negligible increase.

Asia The dynamic upswing continued in Asian countries in 2006. The Chinese economy expanded at a rate of 10.5 percent. Exports and sharply higher capital expenditure spurred growth. Economies in the other emerging nations of Southeast Asia also achieved high growth rates. The Japanese economy remained stable thanks to higher domestic demand.

Latin America The South American economy revived considerably due to high demand for raw materials and agricultural products. Chile was among the countries showing higher than average economic growth, with a rise in GDP of 5.2 percent. In Latin America, growth exceeded 5 percent for the third consecutive year. Venezuela achieved unusually high growth of 7.5 percent.

3.2 Sector trend

Information and communication technology (ICT) market grows dynamically

ICT market As a provider of systems software and software infrastructure, Software AG is active in the software market segment of the ICT industry. According to calculations of the European Information Technology Observatory (EITO), the global market volume for information and communications technology (ICT) grew by 4 percent to €2,026 billion during 2006. Europe and the USA are among the most important regions in the global ICT market, each with a share of one-third in total volume. The ICT market rose by 3.1 percent to €644 billion in the European Union where Germany remains the largest single market.

IT market Within the technology sector, information technology has evidenced especially high growth rates. The IT market has grown by 4.9 percent in North America and by 4.4 percent in Europe according to EITO. EITO has estimated an increase of 3.8 percent to €305 billion for the European Union. An increase of 3.8 percent to €67.7 billion is attributed to the German market.

Software market IT spending focused primarily on software purchases. The software field showed the greatest momentum within the ICT sector during 2006. The European software market grew by 6.3 percent according to expert forecasts. The German software market expanded by 5.5 percent to €17 billion.

Software has become the greatest driver of innovation in the economy. It forms the basis for productivity and innovation in all other industries. Nowadays, no company, organization, or public administrator can function efficiently without software. Competitive pressures call for increasingly customized applications in order to satisfy the variety of customer requirements.

Companies need special IT systems that can respond quickly and with flexibility to changing market and corporate conditions. This is advancing the trend toward Service-Oriented Architectures. A global market volume of approx. €38 billion is forecast by 2010 for software technology relevant to business applications. In 2005, this figure was €2 billion. Growth rates are in the triple digits.

Experts anticipate that expenditures for IT in general will continue to climb, which will have a positive impact on infrastructure software.

ETS market The market for Enterprise Transaction Systems (ETS) is composed of two sectors: pre-relational database systems and development tools for enterprise applications.

In the area of pre-relational database systems, which includes Adabas, a growth rate of 4 percent was calculated for 2006 according to expert estimates.

In the case of development tools for enterprise applications (Software AG's Natural belongs to this market), growth rates have been at a constant level of 6 to 7 percent annually since 2005.

Market for SOA integration products The market for SOA integration products is showing a strong growth trend due to the introduction of new standards. Experts forecast growth of 75 percent between 2005 and 2009.

3.3 Changes in legal requirements

During fiscal 2006, there were no changes in legal requirements having a significant impact on our business.

4. Business Trend and Economic Situation

4.1 Summary of the business trend

2006 was an extremely successful year for Software AG. We achieved double-digit growth rates in both revenue and earnings. The licensing business contributed primarily to this success with growth exceeding that of the other business segments. Software AG's own high-margin products now represent nearly 100 percent of licensing revenue and one-third of total revenue. We increased revenue by 11 percent over the previous year, surpassing our target for 2006 of a rise in total revenue of 10 percent on a currency-adjusted basis. Software AG raised its operating margin (EBIT) to a record high of 23 percent; this represents a gain of 1 percentage point over the previous year. Profit was 18 percent above last year's figure at €73.2 million.

Growth through geographic expansion Sales in Sweden, Finland, Australia, Asia, Latin America, Eastern Europe, and the Middle East rose by more than one-fifth and contributed 12 percent to Group revenues. The Software AG Group now earns 86 percent of its revenues outside of Germany.

Product revenues (licenses and maintenance) accelerates growth Product sales (licenses and maintenance) developed into a growth driver in 2006. Revenues rose by 13 percent and contributed 73 percent of total revenues. This reinforces our high-earnings sales structure.

Licensing revenue continues to expand sharply in both business lines The lucrative software licensing business showed the greatest increase of all sales segments with a jump of 26 percent. The proportion of licensing revenue to Group revenue rose to over 34 percent.

TARGETS ACHIEVED IN 2006*

	Actual 2006	Forecast 2006**
Revenues	+ 11%	Growth: 10%
¬ Licenses	+ 28%	Growth: 25 to 27%
¬ Maintenance	+ 4%	Growth: 4 to 5%
¬ Professional Services	+ 3%	Growth: 2 to 4%
EBIT margin	+ 1 p.p.	Growth: 0 to 1 p.p. (22 to 23%)
Revenues		
¬ ETS	+ 8%	Growth: 5 to 7%
¬ Crossvision (not including licensing revenues from non-proprietary products)	+ 23%	Growth: 20 to 30%

* at constant currency
** (2006 Forecast Oct. 2006 and Annual Report 2005)

Maintenance revenues up again The licensing business, which has been growing for three years, forms the basis for our maintenance revenues. Maintenance revenues amounted to €187.3 million, up 3 percent from the previous year's figure.

Professional Service revenues grow despite the focus on proprietary products Revenues from Professional Services slowed due to the strategic decision to concentrate on the implementation of our own products. As the result of the restructuring of Professional Services and the elimination of non-strategic projects, sales show subdued growth of 3 percent to €126.2 million.

4.2 Overall statement on financial position

The disproportionate rise in the licensing business can be traced primarily to our clear strategy and consistent customer orientation.

Moreover, in the past fiscal year, Software AG has continued to improve the Company's cost structure by means of active cost management and optimization of internal company processes. Software AG's good overall results for 2006 helped the Company reach its ambitious targets.

Software AG generated operating cash flows of €61.4 million during 2006. This represents an increase of 10 percent over the previous year. Cash flow therefore rose in proportion to revenues. The cash flow margin is again high at 13 percent. This is a sign of the intrinsic value of the business and enables investment in growth as well as payment of attractive dividends.

Cash and cash equivalents rose from €161.6 million to €184.8 million in the past fiscal year.

5. Financial Performance

5.1 Revenue trends

Group revenue increase significantly Revenue of the Software AG Group rose to €483.0 million during 2006 (prior year: €438.0 million). Successful geographical expansion was one of the major growth factors (see "revenues by segment").

The impact of exchange rates in the first nine months was neutral. Only in the fourth quarter did exchange rates have a slightly negative effect on revenue. The foreign currency impact amounted to minus 1 percent for the year as a whole, with only the U.S. dollar having a perceptible effect on the Group. Revenue climbed by 11 percent on a currency-adjusted basis. Since Software AG not only generates revenues in U.S. dollars, but also incurs significant costs in this currency, the Company is able to offset the influence of U.S. dollar fluctuations on earnings to a great extent.

	Exchange rates* variation 2006	Revenue share in foreign currency 2006
USD	– 2%	27%
GBP	0%	8%
RAND	– 5%	4%
CAD	4%	3%

* Average change of € currency rate for full year 2006 based on monthly average exchange rates weighted on the actual monthly total revenues.

Changes in the scope of consolidation, which amounted to €3.5 million, have contributed only negligibly to sales (see "Changes in the scope of consolidation" in the Notes).

5.1.1 Revenues by geographical segment

Northern Europe/North America registers the strongest sales The Northern Europe/North America region, which includes the U.S., Canada, the UK, Scandinavia, France, Italy and South Africa, achieved the highest revenues for Software AG. Over 47 percent of our total revenue was generated from this market during 2006. Sales revenues in the Northern Europe/North America region increased by 11.6 percent to €231.5 million (prior year: €207.4 million), or by 13 percent on a currency-adjusted basis. License revenues for this region rose 38.4 percent to €87.7 million in 2006. Revenues from Professional Services decreased moderately by 4.7 percent to €34.5 million.

USA/Canada remained our primary market with a share of 26 percent of total revenue, as in the previous year. Revenues in this market grew by 13 percent, from €113.0 million to €127.6 million. The growth stemmed from the strong licensing business in both business lines. In the U.S., rising licensing revenues more than offset the weaker Professional Services business brought about by the reorganization.

In the UK, we achieved an enormous leap in revenues of 29 percent to €37.0 million. This made the UK the strongest growth market in the region.

Southern and Western Europe/Latin America registers double-digit growth in the Professional Services business The Southern and Western Europe region, which also includes activities in Latin America, drove revenues up by 7 percent to €125.3 million (prior year: €117.1 million). No net foreign exchange impact was experienced on revenues in this region. Maintenance revenues were slightly higher at €27.3 million. Revenues from Professional Services, however, increased significantly by 11.7 percent to €63.1 million.

Spain is our second largest market with a share of 17 percent of total revenues (prior year: 18 percent). Revenues in Spain increased by 7 percent, from €77.8 million to €83.6 million. Spain showed steady growth with a high share of Professional Services revenues (62 percent).

Central and Eastern Europe/Asia shows strong revenue increase in licensing business Sales revenues increased to €127.8 million in the Central and Eastern Europe/Asia region (prior year: €115.0 million). Currency-adjusted revenues grew by 11 percent. The licensing business expanded in particular with sales up by 29.2 percent to €45.1 million.

In Germany, the rise in product revenues of 20 percent was able to partially offset the reduction in Professional Services revenues of 9 percent. Germany contributed 14 percent to total revenue (prior year: 15 percent), with revenue growth of 4 percent from €66.7 million to €69.7 million.

The new markets in the various regions also contributed to our growth: Latin America, the Middle East, Eastern Europe, Asia and Australia now have a 12 percent share in total revenue. These growth markets generated revenues of €57.5 million in 2006, representing an increase of 21 percent over the previous year.

5.1.2 Revenues by business segment

ETS revenues rise due to ongoing modernization requirements Licensing revenues from the ETS business line rose by 27 percent to €121.7 million (prior year: €96.0 million). Growth totaled 29 percent when adjusted for currency. The strategic importance of mainframes for our customers is resulting in the steady expansion of systems and closer customer ties. A total of 85.6 percent of sales stem from capacity expansion and 14.4 percent from extended licenses.

Remarkable growth rates for Crossvision The Crossvision business line grew exceptionally well. Licensing revenues from our own products climbed from €26.0 million to €41.6 million. This represents a leap of 60 percent (currency-adjusted: 63 percent).

As planned, we focused on our own products and continued phasing out non-Software AG products, which led to a drop in sales of these products at the Group level from €4.3 million to €1.8 million.

5.1.3 Sales by revenue type

Substantial increases in licensing business The high-margin software licensing business registered the highest rise of all sales segments with growth of 26 percent (currency-adjusted: 28 percent) and generated revenues of €165.7 million (prior year: €131.6 million). The proportion of licensing revenues to Group revenue rose to over 34 percent (prior year: 30 percent). Software AG will benefit from this positive trend in the future, as maintenance revenues and, to a certain extent, service revenues generally follow sales of licenses. Both business lines contributed to the strong growth in the licensing business.

Stable proceeds from the maintenance business Maintenance revenues rose to €187.3 million in 2006, up 3 percent (currency-adjusted: 4 percent) from the previous year's figure of €181.4 million. We service a broad, global customer base with our maintenance business, ensuring reliable revenue contributions. A total of 95 percent of maintenance revenues recur annually.

Professional Services focus on Software AG products Revenues from Professional Services showed a modest rise of 3 percent to €126.2 million (prior year: €122.7 million) due to the strategic focus on our own products. In addition, our Crossvision Suite enables higher productivity when implementing integration solutions and therefore requires fewer service hours.

SALES BY REVENUE TYPE

Fiscal year 2006 in € million	2006	2005	Change in %	Change in % at constant currency
Product	353.0	313.0	+ 13	+ 14
Licenses	165.7	131.6	+ 26	+ 28
Maintenance	187.3	181.4	+ 3	+ 4
Service	126.2	122.7	+ 3	+ 3
Other	3.8	2.3		
Total	**483.0**	**438.0**	**+ 10%**	**+ 11%**

5.2 Earnings performance

Operating ratio reaches a record high of 23 percent
The gross profit of Software AG rose even more than sales, increasing by 13 percent to €333.5 million. The gross margin also increased, rising by 69 percent in 2006 after a rate of 67 percent in 2005. This steady improvement is the result of our strategic focus on our own products as well as the disproportionate rise in the profitable licensing business. This has enabled us to achieve a sales structure with higher margins.

Software AG has continued to improve its cost structure by means of active cost management and optimization of internal company processes this past fiscal year. The Company made additional investments in distribution activities, penetrated new markets, and raised EBIT by 15 percent to €111.2 million. This led to an increase in the EBIT ratio from 22 to 23 percent.

Positive trend in Northern Europe/North America
High licensing revenues prompted an improvement in EBIT for this region to €72.7 million (prior year: €52.8 million).

Investment spending on market presence depresses results in Southern and Western Europe and in Latin America
EBIT for the Southern and Western Europe region (including Latin America) amounted to EUR – 7.3 million (prior year: €13.1 million). The high share of Professional Services in the sales mix of this region led to below-average earnings growth. Additional pressures on earnings arose from investments made to expand our market presence in Latin America and the Middle East as well as from non-recurring write-offs of receivables in the amount of €5.4 million.

Licensing and maintenance business expanded in Central and Eastern Europe/Asia
EBIT increased to €20.0 million in the region (prior year: €17.0 million).

EBITA BY REGION

In € thousands	2006	2005
Northern Europe/North America	72,684	52,814
Southern/Western Europe	– 7,273	13,129
Central and Eastern Europe/Asia	20,021	16,991
Total	**85,432**	**82,934**

5.3 Cost structure

in € million	Q4 2006	Q4 2005	%	Fiscal year 2006	Fiscal year 2005	%
Total revenue	134.4	123.6	+ 9	483.0	438.0	+ 10
Cost of sales	– 42.8	– 38.6	+ 11	– 149.5	– 143.5	+ 4
Gross profit	91.6	85.0	+ 8	333.5	294.5	+ 13
margin in %	68.2	68.8		69.0	67.2	
R&D	– 11.5	– 10.7	+ 7	– 44.9	– 43.2	+ 4
Sales & Marketing	– 33.3	– 33.4	0	– 127.2	– 109.1	+ 17
Management & Administration	– 14.4	– 14.9	– 3	– 52.3	– 48.3	+ 8
Other income/ expense	+ 2.0	+ 2.9		+ 2.1	+ 2.5	
EBIT	34.4	28.9	+ 19	111.2	96.4	+ 15
margin in %	25.6	23.4		23.0	22.0	

Software AG started an initiative to optimize margins in 2003. The initiative aims to steadily increase the EBIT ratio until it reaches 25 percent in 2008. Key components of this initiative consist of a program to enhance customer loyalty and sales efficiency and to optimize costs in the areas of support, IT, procurement and administration. Our optimization measures showed further success in 2006 with an overall reduction in the cost ratio. All cost items with the exception of the strategically important marketing and sales expenses have increased at a lower rate than revenues.

Cost of sales amounted to €149.5 million. This increase of 4 percent was considerably less than the increase in sales, and was primarily thanks to the modified sales structure. The cost of sales is lower for product sales, where revenue has risen very rapidly, than for professional service sales, which has registered lower sales growth.

Our research and development costs also grew at a lower rate than sales, increasing by 4 percent to €44.9 million despite the fact that the number of employees in this area rose by 8 percent as of December 31, 2006. One cost factor in 2006 was the creation of a research and development department in Bulgaria. In terms of product sales, our research and development costs decreased from 13.8 percent in 2005 to 12.7 percent in 2006.

We continued to push expansion of our marketing and sales activities during 2006. Marketing and sales expenses therefore grew at a higher rate than sales, increasing 17 percent to €127.2 million. The proportion of these expenses to total sales was 26.3 percent (prior year: 24.9 percent).

Our administrative costs of €52.3 million reflect the run-up costs for geographical expansion in Japan and Brazil as well as higher expenses for performance-related compensation incurred during the course of fiscal 2006. When compared to the prior-year figures, however, administrative costs nevertheless showed a disproportionately low rise of 8 percent.

Net interest income rose by more than 55 percent to €7.3 million due to higher net liquidity and increasing interest rates. Pre-tax earnings rose by 17 percent to €118.6 million or 24.5 percent of sales (prior year: 23.1 percent).

5.4 Net income, dividends

Increase in net income Net income improved by 18.4 percent to €73.2 million in the year under review (prior year: €61.8 million). This significant increase resulted from above-average growth of the lucrative licensing business. Ongoing organizational improvements and continued cost discipline also contributed to the increase in net income.

Due to local tax effects, the effective tax rate was 50 basis points below the previous year's figure.

Earnings per share amounted to €2.60 for fiscal 2006 (prior year: €2.24) based on a share volume of 28,084,763 (prior year: 27,529,560). The increase in shares outstanding resulted from exercise of the stock option plan (MIP1). 669,268 options are still outstanding under existing programs. A total of 457,580 of these may be exercised by the end of 2007. Diluted earnings per share in 2006 amounted to €2.55.

Appropriation of profits, dividend proposal Given the positive developments in earnings from operating activities and the encouraging cash flow figures, Software AG intends to recommend another dividend increase to €0.90 per share to the Annual Shareholders' Meeting (prior year: €0.80). This is equivalent to total dividends of €25.3 million and a dividend ratio of approx. 40 percent. The basis for calculating the dividend ratio is after-tax earnings and free cash-flow.

€47.6 million of consolidated income will be taken to other retained earnings.

5.5 Software AG financial statements
The financial statements of Software AG (parent company of the Group) were prepared in accordance with the German Commercial Code (HGB). The revenues of the parent company amounting to €140.6 million resulted primarily from royalty income and management fees from subsidiaries. Income of €8.2 million was due to profit transfers and €11.8 million from dividends from affiliated companies. Net income of the parent company amounted to €39.0 million (prior year: €18 million).

6. Financial Position

6.1 Principles and goals of financial management
A fundamental goal of financial management is to control the liquidity of the Group's companies. Intragroup finance transactions ensure that all operating companies remain solvent at all times. Due to our healthy liquidity situation, another focus is on financial investments. These investments are essentially oriented toward the short term with default risk minimized by careful selection of transaction partners and broadly dispersed investments. The focus on short-term investments means that Group funds are invested at near money-market rates. Exchange risks are monitored for all of the Group's companies in the central treasury department and hedged using derivatives in accordance with internal guidelines. Only existing balance sheet items or anticipated cash flows are hedged.

6.2 Liquidity management and financing
Liquidity and shareholders' equity again higher Cash and cash equivalents increased thanks to sustained strong cash flow. Software AG's cash and cash equivalents amounted to €184.8 million (prior year €161.6 million) as of December 31. Shareholders' equity rose from €393.0 million to €422.2 million. The equity-to-assets ratio remained unchanged from 2005 at 66 percent. As in the past, the Company maintains no bank debt.

This solid equity base gives Software AG more opportunities to implement the Company's growth strategy by guaranteeing expansion of our international market position and affording us flexibility in possible acquisitions.

6.3 Consolidated statement of cash flows
The free cash-flow of Software AG increased by 23 percent to €56.2 million during 2006 (prior year: €45.6 million). This represents a share of 11.6 percent in total revenues. In terms of individual shares, free cash flow increased from €1.66 to €2.00.

in € million	Q4 2006	Q4 2005	Fiscal year 2006	Fiscal year 2005	Change in %
Operating cash flow	23.4	7.5	61.4	55.7	+ 10
less CapEx*	– 1.6	– 3.0	– 5.2	– 10.1	+ 49
Free cash flow	21.8	4.5	56.2	45.6	+ 23
as % of revenue	16.2	5.3	11.6	10.4	
Free cash flow per share (in €)	0.78	0.16	2.00	1.66	+ 20
Average number of shares (in million)	28.1	28.0	28.1	27.5	+ 2

* Cash flow from investing activities except acquisitions

Solid operating cash flow Net cash from operating activities amounted to €61.4 million (prior year: €55.7 million). This represents an increase of 10 percent – equal to the increase in sales – and is a sign of the intrinsic value of the business.

Cash flow from investing activities improved from EUR – 19 million to EUR – 5.8 million in 2006. This is the result of three acquisitions, as well as of relocating our subsidiary's headquarters in the U.S. during 2005.

Cash flow from financing activities decreased from EUR 0.2 million to EUR – 23.7 million. This was due to the fact that additions to equity capital from the exercise of stock options were €20.4 million less than in the previous year.

The net change in cash and cash equivalents amounted to €23.2 million (prior year: €42.5 million). This ensued from an increase in cash and cash equivalents from €161.6 million to €184.8 million in the past fiscal year. The net change in cash and cash equivalents was influenced by cash proceeds from issuing shares in the amount of €22.6 million in 2005.

6.4 Balance sheet structure

The Group's total assets rose 7.4 percent over the previous year to €643.9 million.

Changes on the assets side of the consolidated balance sheet are attributable primarily to higher current assets. Cash on hand and bank balances grew to €163.2 million compared to the previous year's figure of €151.8 million. Securities rose from €9.8 million to €21.6 million. Current trade receivables stood at €172.4 million at the end of the year, €33.9 million above the previous year's level. The increase in trade receivables resulted from higher sales volumes, a greater share of fixed-price projects, and higher licensing revenues as of the end of the quarter.

Non-current assets fell by €4 million to €238.7 million due to depreciation and a decrease in capital expenditure compared to the previous year. Goodwill stayed constant.

On the liabilities side, Group equity amounted to €422.2 million (prior year: €393.0 million). Higher retained earnings and a steady rise in Group earnings were primarily responsible for this increase. The equity-to-assets ratio remained a constant 66 percent.

Current and non-current liabilities were slightly above the previous year's levels. On the balance sheet date, current liabilities amounted to €167.9 million (prior year: €152.9 million); non-current liabilities rose only modestly compared to the previous year to €53.8 million. Trade payables remained nearly unchanged at €22.9 million. Other current liabilities rose by 4.4 percent to €28.9 million. This figure includes tax liabilities of €9.4 million, salaries of €7.9 million, and €3.6 million for acquisitions in 2005.

7. Net Assets

7.1 Capital expenditure

Capital expenditure for property, plant and equipment plays a minor role at Software AG. These investments totaled €5.4 million in fiscal 2006 (prior year: €9.6 million), and primarily comprised operating and office equipment in the sales branches and at the administrative headquarters in Darmstadt.

7.2 Assets

We raised our total assets from €599.3 million to €643.9 million. The rise in current assets contributed greatly to this increase. Non-current assets decreased, however.

Current assets increased by €63.4 million to €373.1 million as of the end of the year, up from €309.7 million in 2005.

Our non-current assets amounted to €270.8 million at the end of the year, €18.8 million below the previous year's level. All non-current asset accounts contributed equally to this result with moderate decreases. Our intangible assets, property, plant and equipment, financial investments and non-current trade receivables are all lower. Deferred taxes were considerably diminished, from €35.1 million to €22.0 million.

Off-balance sheet assets and financing instruments In addition to the assets reported in the consolidated balance sheet, Software AG also has off-balance sheet assets. These relate primarily to office space, company cars, and hardware. Relevant details can be found in the Notes.

Off-balance sheet assets also include the Software AG brand name, which is one of the Group's most significant intangible assets. The brand image was developed in the year under review.

For additional information, please refer to the Notes.

8. Additional Earnings-Related Factors

8.1 Research and development

During 2006, we undertook a series of measures in the research and development area and reinforced our innovative product portfolio. In the Crossvision division, we submitted 12 patent applications. We view our regular patent registrations as confirmation of our innovation management.

We invest a total of 13 percent of product revenues in research and development. We employ these funds evenly to develop Adabas and Natural as well as our Crossvision integration portfolio.

Global idea management In 2006, our innovation management focused on an exchange of ideas and contributions from our employees along with cross-departmental cooperation within Software AG. To this end, a project group developed a model to allow all employees to present and discuss their ideas. The model includes a special incentive system to attract new ideas. The target group is the entire staff of Software AG. Global introduction of the model is planned for the third quarter of 2007. This will open up additional optimization opportunities within our Company.

Global network for the research and development department We have a global network made up of seven R&D sites in Germany, the U.S., India, Israel, the UK, Bulgaria and Canada. We utilize our specific innovation potential and the cost advantages of the individual countries optimally within this network. In addition, the areas of markets and customers, sales and Professional Services, and research and development are closely networked. We have developed a circular flow model that actively incorporates our customers' requirements. In this model, our innovation process begins at the customer level. We receive continuous feedback on our products and changing market requirements. Our individual research and development teams respond directly to current customer demands and prepare suitable offers without delay. We check each of the individual innovative solutions we have developed for its relevance to the market on the whole. The Crossvision business line benefits in particular from the strategic orientation to customers and delivers innovations in high demand to a large market.

Successful partnerships in technology Software AG has entered into strategic technology partnerships with Fujitsu Limited, IDS Scheer AG, ILOG, SAP AG, and AmberPoint.

Fujitsu Limited and Software AG have jointly initiated the CentraSite Community, an initiative to propel the implementation of SOA environments. This community is based on CentraSite, which is marketed and developed by Fujitsu Limited and Software AG together.

IDS Scheer AG and ILOG complete Software AG's range of solutions in the areas of business process design and control as well as rule-based business flows.

As a certified SAP AG partner, Software AG provides a comprehensive palette of adapters to enable SAP customers to easily integrate their legacy systems using the open integration and application platform SAP NetWeaver™.

AmberPoint and Software AG support companies in the management and governance of SOA environments. Both companies offer carefully coordinated SOA solutions that cover all requirements from the initial design to runtime management.

Development results and successful innovation in the market Our special achievements in 2006 included the CentraSite Community, Crossvision Application Composer, and cross-industry IT-supported LifeCycle Management.

CentraSite promotes cross-industry cooperation with customers and partners Our research and development activities focused on developing and acquiring strategic customers in 2006. To this end, Fujitsu and Software AG jointly initiated the CentraSite Community – an initiative in which customers and partners work together in order to advance implementation of SOA environments. This community is based on CentraSite, which is marketed and developed by Fujitsu and Software AG together.

The CentraSite Community promotes the ability to adapt to constantly changing entrepreneurial conditions by allowing companies to benefit from successful conceptualization, implementation, administration, control, and optimization of the pre-integrated SOA assets of their partners.

The Community consists of more than 25 renowned companies and organizations, including Novell, ILOG, AmberPoint, MEGA, IDS Scheer, and the Hasso Plattner-Institute.

CENTRASITE™ COMMUNITY


CentraSite™
Community
Governance
System Integrators
Universities
User Productivity
Semantic Technologies
Business Applications
Business Rules
Business Process Management
Identity Management
Security
Testing
Infrastructure
Legacy Modernization
Registries/Repositories
AMBERPOINT
GFT
FUJITSU
Mindjet
ontoprise
OpenAir
ILOG
CORTICON
active endpoints
mega
IDS SCHEER
alfabet
TransWare
arcplan
Novell.
Reactivity
VORDEL
BeSeQure
PARASOFT
Mindreef
SEAGULL
software

* February 2007

Cross-Industry IT-supported LifeCycle Management With the launch of Natural for Eclipse, Software AG offers the opportunity to open existing applications in a company and to integrate them within Service-Oriented Architectures. This has allowed us to open standard products for SOA environments.

Award received Software AG won the Editors' Choice Award for "Companies to Watch in Business Process Management" bestowed by the magazine "Intelligent Enterprise" for its cooperation with Fujitsu. The two companies have created a joint vision of a Service-Oriented Architecture that responds to customer requirements on a global level.

8.2 Customers and sales activities

Global market presence We have branches in 42 countries and customers in over 70 countries. Activities in emerging markets supplement growth in traditional regions on an ongoing basis. We perceive promising potential in particular in Latin America, Eastern Europe (including Russia) as well as in the Middle East and on the Asian continent. The expansion into new sales areas in Central America and the Caribbean is proceeding as planned. Software AG has also identified Japan as an additional growth market and taken over direct distribution in this country. Sales and marketing activities are the direct responsibility of our country managers and are controlled in accordance with the principle of „global processes, local execution."

Higher sales efficiency with Global Sales Operations Management (GSOM) Since 2005, the global sales process and worldwide sales methods have been defined and implemented by the recently established GSOM unit. This approach contributes to profitable business growth by increasing customer satisfaction and improving sales efficiency in all regions. It includes:

- The High Performance Sales Culture Project: This program, which encompasses all regions, aims to enhance the effectiveness of the sales division, stimulating the exchange of information between countries. The consolidation of three CRM systems into one worldwide system supports the launch of global sales processes and allows global sales key performance indicators to be utilized.
- Customer Briefing Center: A professional demonstration center for key international customers has developed into an effective sales tool. Corporate visits generate very high satisfaction ratings.
- Executive Customer Visits: This program promotes and systematically arranges visits at the top management level.
- The Collaborative Platform: for worldwide information, experience and best-practice exchanges.
- New Customer Engagement Process: Identifies new customers and structures cooperation between the marketing and sales functions by means of clear key performance indicators.
- International IT Leadership Meeting: A world-wide customer network at the C-level culminates in an annual meeting with the Executive Board.

Additional sales channels via the partner network Software AG's enhanced partner network has created additional sales channels. The Japanese firm Fujitsu sells two of our integration products in a cooperative venture. Software AG's market strength in Europe and Fujitsu's strength in Asia are utilized in tandem.

As part of our cooperation with SAP, we offer integration services as a recognized software and service partner of SAP Germany.

Attracting well-known customers Marketing and sales activities proved successful and resulted in a number of new customers during 2006.

8.3 Employees

Number of employees Software AG had 2,621 employees worldwide as of December 31, 2006 versus 2,750 in the previous year. In Germany the number of employees amounted to 761 (prior year: 774). In line with Software AG's strong international orientation, 71 percent of employees are engaged abroad.

Capital expenditure for research and development We have hired new employees in research and development. The number of R&D employees rose by 8 percent, from 371 employees in 2005 to 401 employees in 2006. However, our emphasis on core areas and efficiency increases in the divisions of marketing and sales, maintenance and Professional Services, and management and administration have led to an overall drop in the number of employees. Efficiency per employee rose by 6 percent compared to 2005.

Employee survey findings implemented In the year under review, we assessed the results of our 2005 global employee survey and successfully implemented the recommended measures. One of these was to strengthen our corporate culture. We redefined the mission, vision, and values of Software AG to create a comprehensive corporate model. The new model was officially introduced in January 2007. Now all employees contribute to its active implementation. In addition, we have expanded our internal communications system.

We seek to promote and support our employees in numerous ways, as evidenced in the establishment of our Corporate University. The Corporate University is geared towards all employees around the world. More than 2,100 of Software AG's 2,600 employees have taken advantage of our comprehensive training programs and continuing education offers. The program has a satisfaction rate of 87 percent. Given Software AG's strong market orientation, the fields of technology, sales, and marketing are the main focus of training. The training program of our in-house university comprises global management development, customer-first seminars, technical training weeks, and an evening academy.

In addition, the Corporate University initiated a comprehensive, international training program lasting 18 months during 2006 based on the results of the employee survey. The program is geared toward Software AG employees in all divisions and having all kinds of career goals: management, new executives and management trainees, architects, project managers, secretaries, and other target groups.

HEADCOUNT BY FUNCTIONAL AREAS*

	Dec. 31, 2006	Dec. 31, 2005	Change in %
Sales & Marketing	590	633	-7
Maintenance & Service	1,190	1,296	-8
Research & Development	401	371	+8
Management & Administration	440	450	-2
Total	**2,621**	**2,750**	**-5**

* According to P+L cost structure

8.4 Corporate responsibility

At Software AG, we see a connection between profitable growth and social responsibility. The foundation of Software AG's business success is the innovative power of the Company. Software AG therefore relies on intensive training, continuing education and knowledge management in our own Company while providing optimum conditions for education and research worldwide. As part of our cooperation with institutes of higher learning, we provide grants in countries such as Russia. In Chile, we support a university chair for administrative modernization and participation. We plan to expand our commitment to institutes of higher learning into a global program in 2007.

Software AG's Executive Board is personally dedicated to ensuring future opportunities for Germany and Europe as a high-tech production location. In order to promote growth and innovation in Germany and the rest of Europe, Software AG favors closer cooperation between European software firms in order to ensure the future perspectives and competitive position of the European software industry. Software AG's concept for a software alliance has resulted in a high level of public attention. The Chairman of the Board dealt closely with this subject during 2006 through his membership on the Presiding Committee of the German industry association BITKOM as well as his position as Deputy Chairman of the non-profit initiative D21 e.V. The Chairman of the Board is, moreover, a member of the Board of Trustees of the University of Applied Sciences in Darmstadt.

We would also like to mention the special circumstances surrounding the existence of the Software AG foundation headquartered in Darmstadt. In the 1990s, the Company founder, Dr. Peter M. Schnell, transferred all Software AG shares to this foundation, which today is among the largest charitable institutions in Germany with annual grants totaling approximately €20 million. It is devoted to education, therapeutic pedagogy, assistance to youth and senior citizens as well as the environment and research in the area of ecological agriculture and alternative medicine. The foundation's share of Software AG stock was approximately 30 percent during 2006. The Software AG foundation received dividends in the amount of €6.8 million in fiscal 2005.

9. Risk Report

9.1 Risk and opportunity management system at Software AG

All of our activities focus on ensuring the success of the Company Software AG's primary goal is to grow profitably without jeopardizing the existence of the Company. It is important to us to increase enterprise value on a sustainable basis. We therefore combine established, stable business activities with a future-oriented involvement in promising market segments and regions. Focusing on a balanced risk-opportunity relationship, we only take on risk if the related opportunities have a high probability of enhancing the value of the Company. An ongoing prerequisite in this respect is that the risks appear manageable and controllable on close examination.

Risk and opportunity management system throughout the Group Software AG's professional risk and opportunity management system is designed to identify potential risks, to assess them and to either avoid them entirely or limit them to the greatest extent possible. Continuous risk monitoring is accompanied by systematic and prompt evaluation of the overall status and assists in assessing the effectiveness of appropriate countermeasures. Operational risks as well as financial, economic, and market threats are all included in our risk monitoring. Since opportunities and risks in principle represent the two faces of entrepreneurial activities, opportunities are generally congruent to the operational and functional risk structure in all risk areas.

One of our tools for ongoing monitoring of the risk areas identified is a balanced scorecard system. The Executive Board is kept constantly informed of all current and future risks and opportunities as well as the overall risk and opportunity structure via established communication channels. Software AG updates and monitors the applicable specifications for preventing and reducing threats on an ongoing basis throughout the Group.

Control system with central responsibility Risks and opportunities throughout the Group are managed and controlled at corporate headquarters for both the main offices and the regions. This is where risk and opportunity reports are prepared, development of the risk management system initiated, and guidelines for the entire Group that serve to mitigate risk elaborated. The Executive Board constantly reviews the functioning and reliability of risk and opportunity management and risk and opportunity reporting.

The internal control system of Software AG has operationalized business risks by way of internal guidelines ("Policies") on business policies and practices. Software AG classifies these policies by field (general, Professional Services, financial powers and financial markets). The policies defined regulate internal procedures at the global and local levels. They are designed to provide information for management and to monitor the operating business risks of the Software AG Group. In order to enhance transparency, these policies are administered and published centrally.

Another component of risk and opportunity management is the transfer of operating risks to insurance carriers. The General Services department at corporate headquarters coordinates this function globally.

9.2 Presentation of key individual risks

We explore key risk areas and individual risks discerned from the totality of risks identified through the risk and opportunity management system. The related opportunities are detailed in the Forecast and in the descriptions of the specific corporate divisions in the Management Report.

9.3 Environment and sector risks

Market risks Due our increasing global presence, Software AG is not particularly dependent on individual regional markets. We have also decreased our reliance on developments in the mainframe market thanks to the strong integration business we have built up. We take advantage of our technical innovations and growing range of integration products to foster satisfaction of our ETS customers and to secure our broad customer base.

9.4 Corporate strategy risks

Product risks Close interaction between our sales force, which has in-depth knowledge of customer preferences, and the research and development team supports the launch of market-driven and thus highly marketable products. As is customary in the software industry, one of our greatest challenges is to optimally allocate our R&D resources. Development of the Crossvision business line is particularly susceptible to being impeded by new competitor products. We reduce this risk by implementing our functional triangle (Sales – Marketing – R&D) and by close contact with customers in all industries and countries.

Performance risks Price is often a key factor in obtaining orders in the area of Professional Services. A special process approach streamlines our approval processes for Professional Services and places emphasis on adequate profit margins.

Ensuring productive acquisitions Software AG is expanding its technological product range through selective corporate acquisitions. To ensure successful integration, we have defined processes to be employed in the periods before and after the acquisition.

- Pre-acquisition phase: Prior to a takeover, an intensive review is conducted to ascertain whether the technology of the company in question effectively expands Software AG's product portfolio. Every acquisition is preceded by a precise analysis of the financial condition of the target company. Moreover, the question of whether its corporate culture is compatible with ours is explored.
- Post-acquisition phase: We identify potential problem areas as quickly as possible using specific control mechanisms. We look at key areas of the acquired company, including finance, legal affairs, research and development, sales, marketing, and internal communication.

9.5 Product distribution risks

Sales risks The complexity of our products requires a high level of experience and expertise on the part of our sales force. We offer intensive training and favor long-term partnerships in order to assure that these requirements are met, also with respect to indirect sales via our partners.

Distribution partner risks Due to the complexity of our products, undertaking sales via partnerships is a challenge.

9.6 Financial risks

Exchange rate risks The Group is exposed to various exchange rate risks due to its international operating environment. We utilize financial derivatives to mitigate the effects of exchange rate changes. Our hedging instruments are used to cover existing foreign currency receivables and payables and anticipated payment streams. Income generated in foreign currencies from individual Group companies is also hedged against changes in value due to exchange rate fluctuations. All exchange rate risks are monitored centrally.

Other financial risks Due to Software AG's diversified markets and customer structure, no cluster risks exist. Default risks are marginal as a result of the generally high level of creditworthiness on the part of our customers.

9.7 Legal risks

Litigation risks As case law on patent rights continues to develop in the U.S. and the European Union, software is increasingly covered by patent protection. Consequent legal proceedings with regard to patents may also impact Software AG. Furthermore, the risk of being involved in litigation in connection with sales disputes also exists.

Risks arising from U.S. export regulations Software AG's U.S. locations are subject to U.S. export regulations. This includes, for instance, one location in our R&D network. Restrictions exist against exports of the developments achieved at this location to countries under U.S. embargo or to companies on the U.S. black list. United States export regulations also apply to products in which the provenance of component parts greater than a certain minimum can be traced back to development undertaken in the United States. Failure to respect these export regulations may result in sanctions from the U.S. administration. Software AG, with customers in over 70 countries around the globe, has eliminated this risk by implementing an internal monitoring system.

9.8 Other risks

Personnel risks Due to our position as technological leader in the business areas we operate in, our employees are valuable experts in their fields and in demand by other software companies. We have been successful in preventing employee poaching by tying our employees closely to the Company by means of profit-sharing, continuing education opportunities, and non-competition agreements. Staff turnover is low, both at the Group level and at corporate headquarters.

9.9 General statement on the Group's risk situation
No major risks with significant impact An overall view indicates that risks in the Software AG Group are limited and manageable. No risks have been identified that are likely to jeopardize the continued existence of the Company now or in the future.

10. Events After the Balance Sheet Date

Software AG restructured the Executive Board areas of responsibility as of January 8, 2007. The traditional database business, ETS, now forms its own division headed by David Broadbent. Moreover, the market has been divided into two sales regions.

Executive Board member Christian Barrios Marchant, previously responsible for the Southern and Western Europe/Latin America region, left the Company effective January 8, 2007.

On February 13, 2007, members of the Executive Board and senior management exercised a total of 327,067 stock options. As a result, the Group's share capital increased by €981 thousand, and the capital reserve by €4,441 thousand.

11. Forecast

11.1 Outlook for the business and the general economy
Anticipated developments in the underlying economic situation

Economic forecasts continue to be positive In Germany, continued favorable investment conditions and the positive international environment will ensure the continuing strength of the economic recovery according to Ifo economic forecasts. Initially, the increase in the value added tax will slow growth in demand for domestic consumer goods on the whole. There are, however, no indications of declining growth in domestic capital goods or export demand. Higher government revenues have a tendency to provide greater leeway for federal, state and municipal public investment, in particular with respect to modernizing public administration by means of information technology.

In the U.S., the gross domestic product is expected rise slowly initially, but pick up speed during the course of the year. Despite contradictory economic indicators, experts are predicting a robust rise in consumption. One consequence of the weakness in expansion prospects, coupled with the high U.S. current account deficit, is uncertainty in the currency markets. This has already led to depreciation of the dollar against the euro. If the U.S. economy were to experience a major cool-down along with a significant depreciation of the dollar, international conditions would deteriorate for the German economy.

The German economy is currently less dependent on the global economy to approximately the same extent that export risks have grown. Major impetus is coming from the domestic sector at the moment, which is lessening susceptibility to problems from abroad. The gross domestic product is expected to rise considerably in the eurozone. Consumption should pick up at a lively pace given the improved job market. Investment is expected to expand more slowly, but perceptibly nevertheless.

For Japan, experts forecast that the increase in production will continue, albeit at a slower pace. The gross domestic product of China is forecasted to expand at an accelerated pace. In the other countries of East Asia, and Latin America, the economy is expected to remain sound, but to slow somewhat. Economic development will continue to boom in the emerging economies.

11.2 Positive sector environment

IT market is benefiting from higher budgets Global IT growth is expected to continue in 2007. Growth in the U.S. market could be above average, with EITO forecasting a potential rise of 4.7 percent. In Europe, the market for information technology is also likely to show higher growth rates. Increases in IT budgets amounting to 2.4 percent are projected for Western European countries. EITO is predicting market growth of 4.4 percent for the European Union. This upswing includes the German market, for which EITO forecasts an increase of 3.4 percent. IDC even considers growth of 4.7 percent annually to 38.4 billion dollars by 2010 within the realm of possibility.

Integration is driving the software market Companies' plans to modernize, network and update IT systems will gather force in 2007. A survey conducted by the AMR Research consulting firm of 300 U.S. companies revealed that 71 percent of IT managers place software investment at the top of their lists. According to IDC, key customer interests are in the fields of business process outsourcing, open source, and SOA. This dovetails with the results of a Cap Gemini survey, according to which 82 percent of European and American firms are focused on SOA. The introduction of new standards opens the way to strong growth trends in the market for SOA integration products. Experts forecast average growth of 75 percent per year between 2004 and 2009.

German government champions the ICT industry The German federal government adopted a 12-point program at the 2006 IT summit in order to better position Germany as an ICT location in the context of international competition. The government has promised to invest €1.2 billion in research and development for the ICT industry in the next three years until 2009. The government's high-tech strategy focuses on improving legal and technical conditions for the ICT industry as well as expanding innovative potential and promoting investment. Moreover, a greater commitment to e-government is intended to proclaim Germany as an attractive IT location.

11.3 Prospects for Software AG in 2007

Software AG will continue on growth course Software AG is aiming for an increase in currency-adjusted Group revenue of approximately 10 percent in fiscal 2007. We also expect the EBIT ratio to improve by approximately 1 percentage point to 24 percent, headed toward the medium-term goal of 25 percent. This prediction highlights Software AG's profitable growth course.

For 2007, Software AG anticipates that the ETS business line will achieve currency-adjusted growth of 5 to 7 percent and the Crossvision business line an increase of 20 to 30 percent.

We expect an even greater rise in net earnings of 12 to 19 percent. This results in prognosis for earnings per share of €2.90 to 3.10.

Increased presence in Japan and Brazil We will focus both on organic growth and acquisitions in expanding our business during 2007. Emphasis will also be placed on Japan and, starting in 2008, Brazil. Both of these markets have been serviced by distributors for many years. Since October of 2006, Software AG has conducted its own operations in Japan and is directly active in the market. We have a strong established customer base in Japan consisting of some 200 enterprises, primarily in the area of ETS. We plan to increase business with this customer base and to expand introduction of our Crossvision products in the medium term. We anticipate annual revenue potential of approximately €10 to 15 million in Japan, and expect the EBIT ratio here to reach Group levels. In Brazil, we estimate a possible business volume of 50 to 100 million dollars per year in the long term. We are currently preparing to enter this market and will begin direct distribution of our products in 2008.

Proactive M&A strategy Software AG will pursue a proactive M&A strategy in 2007/2008 with acquisitions being scheduled for 2007. These acquisitions serve to extend market presence, enhance the Group's technology leadership and gain additional market share. The Company has at its disposal up to €700 million in own and foreign funds. Software AG intends to be a driving force in the consolidation of the fragmented market for integration IT. The key criterion for each acquisition will be the potential of the company to add to the Group's earnings per share.

The licensing business will also increase sharply In 2007, we anticipate currency-adjusted growth of between 20 and 25 percent from our licensing business. We are anticipating stable sales from our maintenance and Professional Services businesses; sales from both lines are expected to be 3 to 5 percent higher than in the year under review in accordance with the current outlook.

Both business lines on a growth course: stable growth for ETS and high rates of increase for the legacy modernization and Crossvision integration businesses show that we are ready for the future Our competence in integrating systems and applications based on Service-Oriented Architecture provides the foundation for this optimistic assessment. The SOA Suite Crossvision is currently the top product offering in the SOA area and affords Software AG a competitive head start in this rapidly growing market. We expect to succeed in exploiting market opportunities and continuing to expand our business with integration solutions on this basis. In order to effectively utilize our potential, we aim to enter into partnerships with other companies in the integration business in the future. We expect revenues to remain stable at the current high level for the ETS products for operating and modernizing mainframes. This business line is benefiting from a "mainframe renaissance" brought about by the high demand for database capacity increases, which should continue over the next few years.

Continued attractive dividend policy We plan to maintain our dividend policy in the future as well and to pay out 40 percent of the average of net income and free cash flow for each share.

11.4 Direction of the Group

Strategic points of focus We intend to make organizational changes in 2007. The upgrade of ETS to a separate division is a sign of recognition of the significance and upward business trend of the traditional database business. ETS is the second business line after Crossvision that is represented directly in the boardroom. The market has been divided into two sales regions as part of the reorganization (please see Section 2.2, "Organization").

Following the successful turnaround in 2004, we have been in a growth phase since 2005. Implementation of our new corporate image and brand strategy is one of the first steps, including a comprehensive corporate model. Our goal is to cement our corporate culture and the market's perception of Software AG.

Our acquisition approach involves looking for technologies to supplement our product portfolio along with new types of products and new markets to optimize our sales strategy.

We will continue to expand our strategic alliances and intensify the positive effects from our network of renowned software companies.

Software AG is continuing to expand in emerging markets in order to widen the Company's base for profitable growth. The focus will continue to be on countries that have a balanced risk-opportunity profile.

Our third phase will start in 2009. We are striving for worldwide market leadership. Our partner networks and our image will serve to further accelerate our growth. We will also further expand our portfolio via acquisitions, while continuously optimizing processes within the Company.

Consolidated Financial Statements

CONSOLIDATED INCOME STATEMENT JANUARY 1, 2006 TO DECEMBER 31, 2006

€ thousands	Note	2006	2005
Licenses		165,742	131,629
Maintenance		187,278	181,428
Professional Services		126,214	122,738
Other		3,733	2,238
Total revenue	[1]	**482,967**	**438,033**
Cost of sales	[2]	- 149,512	- 143,501
Gross profit		**333,455**	**294,532**
Research and development expenses	[3]	- 44,858	- 43,193
Selling expenses	[4]	- 127,246	- 109,093
General and administrative expenses	[5]	- 52,337	- 48,334
Operating result		**109,014**	**93,912**
Other operating income	[6]	20,290	13,477
Other operating expenses	[7]	- 18,087	- 10,984
Earnings before interest and taxes		**111,217**	**96,405**
Net interest income	[8]	7,339	4,736
Earnings before taxes		**118,556**	**101,141**
Income taxes	[9]	- 43,275	- 37,768
Other taxes	[10]	- 2,105	- 1,607
Net income for the year		**73,176**	**61,766**
thereof attributable to shareholders of Software AG		72,920	61,625
thereof attributable to minority interest	[11]	256	141
Earnings per share (basic) in €	[12]	2.60	2.24
Earnings per share (diluted) in €	[12]	2.55	2.23
Average number of shares outstanding (basic)		28,084,763	27,529,560
Average number of shares outstanding (diluted)		28,542,343	27,610,743

CONSOLIDATED BALANCE SHEET FOR THE FISCAL YEAR ENDED DECEMBER 31, 2006

ASSETS

€ thousands	Note	Dec. 31, 2006	Dec. 31, 2005
Current assets			
Cash on hand and bank balances	[13]	163,199	151,767
Securities	[13]	21,575	9,811
Inventories		339	335
Trade receivables	[14]	172,440	138,494
Other receivables and other assets	[15]	10,877	4,766
Prepaid expenses	[16]	4,654	4,549
		373,084	**309,722**
Non-current assets			
Intangible assets	[17]	4,694	6,093
Goodwill	[18]	187,947	188,102
Property, plant and equipment	[19]	44,403	46,324
Financial assets	[20]	1,699	2,233
Trade receivables	[14]	10,039	11,780
Deferred taxes	[21]	22,011	35,083
		270,793	**289,615**
		643,877	**599,337**

EQUITY AND LIABILITIES

€ thousands	Note	Dec. 31, 2006	Dec. 31, 2005
Current liabilities			
Financial liabilities	[22]	1,851	2,654
Trade payables	[23]	22,931	22,760
Other liabilities	[24]	28,937	27,711
Other provisions	[25]	37,186	25,437
Tax provisions	[27]	14,726	15,711
Deferred income	[28]	62,231	58,579
		167,862	**152,852**
Non-current liabilities			
Financial liabilities	[22]	26	1,698
Trade payables	[23]	33	0
Other liabilities	[24]	2,765	4,201
Pension provisions	[26]	24,609	25,108
Other provisions	[25]	6,075	2,544
Deferred taxes	[21]	18,174	15,502
Deferred income	[28]	2,102	4,444
		53,784	**53,497**
Shareholders' equity	[29]		
Share capital		84,338	84,108
Capital reserve		23,576	20,428
Retained earnings		247,447	208,143
Net income attributable to shareholders of Software AG		72,920	61,625
Currency translation differences		- 41,133	- 15,203
Other reserves	[30]	34,446	33,506
Minority interest	[31]	637	381
		422,231	**392,988**
		643,877	**599,337**

CONSOLIDATED STATEMENT OF CASH FLOWS JANUARY 1, 2006 TO DECEMBER 31, 2006

€ thousands	Note	2006	2005
	[32]		
Net income for the year		73,176	61,766
Income taxes		43,275	37,768
Net interest income		– 7,339	– 4,736
Amortization/depreciation of non-current assets		8,215	7,937
Other non-cash income/expense		– 8,889	146
Operating result before changes in working capital		**108,438**	**102,881**
Changes in inventories, receivables and other assets		– 40,731	– 23,936
Changes in payables and other liabilities		14,812	5,395
Income taxes paid		– 28,474	– 33,651
Interest paid		– 4,379	– 4,194
Interest received		11,724	9,207
Net cash provided by operating activities		**61,390**	**55,702**
Proceeds from the sale of property, plant and equipment and intangible assets		967	203
Investments in property, plant and equipment and intangible assets		– 6,090	– 9,559
Proceeds from the sale of financial assets		198	3,430
Investments in financial assets		– 265	– 4,128
Investments in affiliated companies		– 597	– 8,989
Net cash used in investing activities		**– 5,787**	**– 19,043**
Cash proceeds from the issuance of share capital		2,157	22,604
Dividends paid		– 22,429	– 20,450
Repayments of short-term loans for acquisitions and other financial liabilities		– 3,457	– 1,959
Net cash used in/provided by financing activities		**– 23,729**	**195**
Change in cash and cash equivalents from cash relevant transactions		**31,874**	**36,854**
Effect of foreign exchange rate changes on cash and cash equivalents		**– 8,678**	**5,632**
Net change in cash and cash equivalents		**23,196**	**42,486**
Cash and cash equivalents at beginning of period		161,578	119,092
Cash and cash equivalents at end of period		**184,774**	**161,578**

CONSOLIDATED STATEMENT OF RECOGNIZED INCOME AND EXPENSE

€ thousands	2006	2005
Currency translation differences	-25,930	26,371
Net gain/loss from fair value measurement of financial instruments not recognized in income	130	-1,250
Net gain/loss from fair value measurement of net investments in foreign operations not recognized in income	810	-17,091
Net gain/loss from the measurement of pension obligations not recognized in income	108	-2,564
Total income and expense recognized directly in equity	**-24,882**	**5,466**
Net income for the year	73,176	61,766
Total recognized income and expense	**48,294**	**67,232**

Notes

General

Basis of presentation

Software AG's consolidated financial statements are prepared in accordance with the International Financial Reporting Standards (IFRS) as promulgated by the International Accounting Standards Board (IASB). The IAS/IFRSs applicable as of December 31, 2006, were observed, as were the corresponding interpretations of the International Financial Reporting Interpretations Committee (IFRIC – formerly SIC). The same accounting policies have been applied as in the 2005 financial statements.

Software AG is a registered stock corporation under German law with registered offices in Darmstadt. The Company is the parent company of a Group which is active in the fields of development, licensing, and maintenance of software as well as IT services.

The consolidated financial statements of Software AG are expressed in thousands of euros unless otherwise stated.

Principles of consolidation

The separate financial statements of the companies included in the consolidated financial statements were prepared in accordance with uniform accounting policies pursuant to IFRS as of the balance sheet date of the consolidated financial statements (December 31, 2006). All annual financial statements of the subsidiaries were audited by independent auditors who issued unqualified audit opinions in each case.

The initial consolidation method applied to business combinations was based on the respective date of foundation in the case of companies founded by Software AG. For acquired companies, the date of acquisition was taken as the consolidation date.

The initial consolidation of the companies that were first consolidated prior to December 31, 2002 was performed on the basis of the book value method in accordance with Section 301 (1) Sentence 1 of the German Commercial Code (HGB). Accordingly, the acquisition and start-up costs were offset against the Group's share in equity of the consolidated subsidiaries. Initial consolidation after the transition to IFRS on January 1, 2003 was performed in accordance with IFRS 3 regulations. Subsequent consolidations were derived from the relevant initial consolidation.

Goodwill arising from business combinations was offset against retained earnings for acquisitions prior to January 31, 2001 in accordance with Section 309 (1) of the Commercial Code. Goodwill arising after January 31, 2001 was capitalized in accordance with previously applicable HGB (German Commercial Code) accounting principles and amortized over 10 years using the straight-line method. In accordance with the option set out in IFRS 1.14, the Company continues to account for business combinations and the resulting goodwill on the date of transition to IFRS in accordance with the German Commercial Code.

Since the transition to IFRS on January 1, 2003 (date of transition), goodwill previously capitalized in line with the Commercial Code has been measured in accordance with IAS 36. Thus goodwill was frozen at the carrying amount stated on the date of transition from HGB to IFRS on January 1, 2003 and only written down in the case of actual impairments. Goodwill reported on the balance sheet is tested annually for impairment.

Revenue, expenses and income, and receivables and payables arising between consolidated companies have been eliminated. Intercompany earnings are eliminated where they have not arisen from services to third parties. Group equity and net income attributable to minority interests are reported separately from equity and net income attributable to the shareholders in the parent company.

Scope of consolidation

The consolidated financial statements include Software AG and all of the companies it controls. Control is generally considered to exist if Software AG directly or indirectly controls the majority of voting rights of a company's subscribed capital and/or is in a position to determine the financial and operating policies of a company.

The following affiliated companies are part of the Group of Software AG (parent company):

a) Domestic companies	Shareholding in %	Abbreviations
Software GmbH Marketing, Darmstadt	100	SAG-MK
SAG East GmbH – A Software Company, Darmstadt	100	SAG-ME
SAG Systemhaus GmbH, Darmstadt	100	SAG-D
SAG Consulting Services GmbH, Darmstadt (formerly SQL Datenbanksysteme GmbH, Berlin)	100	SAG-FS
Casabac Technologies GmbH, Bammental, merged with Software AG as of March 30, 2006		
Casabac Technologies, Inc., Mesa, Arizona, USA	100	Casabac

b) Foreign companies	Shareholding in %	Abbreviations
Software AG (UK) Limited, Derby/United Kingdom	100	SAG-UK
and its subsidiary Software AG Belgium S.A., Brussels/Belgium,	76	SAG-B
in which Software AG also has a direct stake	24	
Software AG Development Center Bulgaria EOOD, Sofia/Bulgaria	100	SAG-BULG
Software AG (Gulf SPC), Manama/Kingdom of Bahrain	100	SAG-GULF
Software AG France S.A.S, Gentilly/France	100	SAG-F
Software AG Italia S.p.A, Cassina de'Pecchi (MI)/Italy	100	SAG-I

b) Foreign companies	Shareholding in %	Abbreviations
Software AG Nederland B.V., Nieuwegein/Netherlands	100	SAG-NL
Software AG Nordic A/S, Taastrup/Denmark	100	SAG-DK
and its subsidiaries		
Software AG Norge A/S, Oslo/Norway	100	SAG-N
Software AG Nordic AB, Kista/Sweden	100	SAG-S
OY Software AG Nordic, Helsinki/Finland	100	SAG-SF
Software AG Österreich, Vienna/Austria	100	SAG-A
Software AG Polska Sp. Z o.o., Warszawa/Poland	100	SAG-PL
Software AG s.r.o., Praha/Czech Republic	100	SAG-CZ
Software AG Bilgi Sistemleri Ticaret A.S., Istanbul/Turkey	100	SAG-TR
Softinterest Holding AG, Zug/Switzerland	100	SIH
and its subsidiary		
SAG Software Systems AG, Dietikon/Switzerland	100	SAG-CH
Software AG España, S.A. Unipersonal, Tres Cantos, (Madrid)/Spain	100	SAG-E
and its subsidiaries		
Software AG España, Systemhaus, S.L. Unipersonal, Tres Cantos (Madrid)/Spain	100	SAG-ESYS
Software AG Portugal, Alta Tecnologia Informática, Lda., Lisboa/Portugal	100	SAG-P
Software AG Factoria S.A., Valparaiso/Chile	100	SAG-CL
Software AG Latinoamérica, S.L., Tres Cantos (Madrid)/Spain	100	SAG-LATAM
and its subsidiaries		
Software AG Brasil Informática e Servicos Ltda, São Paulo/Brazil	100	SAG-BRAS
Software AG Chile S.A., Santiago de Chile/Chile	100	SAG-CLSA
Software AG de Puerto Rico, Inc., San Juan/ Puerto Rico	100	SAG-PUER
Software AG Venezuela, C.A., Chacao Caracas/Venezuela	100	SAG-VEN
A. Zancani & Asociados, C.A., Chacao Caracas/ Venezuela	100	AZA
Software AG de Panama, S.A., Clayton/Panama	100	SAG-PAN
and its subsidiaries		
Sinsa Móvil, S.A., Clayton/Panama	100	SINSA
Soluciones de Integración de Negocios, S.A., San José/Costa Rica	100	SAG-CR
Software AG, Inc., Reston, VA/USA	100	SAG-USA
and its subsidiaries		
Software AG, LLC, Reston, VA/USA	100	SAG-LLC
and its subsidiary		
Software AG Australia (Holdings) Pty Ltd., North Sydney/Australia	100	SAG-AUS (holding company)
and its subsidiary		
Software AG Australia Pty Ltd., North Sydney/Australia	100	SAG-AUS
Software AG Funding Corporation, Reston, VA/USA	100	SAG-FUN
Software AG International, Inc., Reston, VA/USA	100	SAG-INT
Software AG (Canada) Inc., Ontario/Canada	100	SAG-CAN
Software AG, S.A. de C.V. (Mexico), Mexico, Distrito Federal/Mexico	100	SAG-MEX
Software AG, Ltd., Tokyo/Japan	100	SAG-JAP
SGML Technologies Limited, Derby/United Kingdom	100	SGML
Software AG R&D Ireland, Ltd., Wicklow-Town/Ireland	100	SAG-IRL
Software AG (Hong Kong) Limited, Hong Kong/PR of China	100	SAG-HK
Software AG (Singapore) Pte Ltd, Singapore/Singapore	100	SAG-SIN
and its subsidiary		
Software AG (Asia Pacific) Support Centre Pte Ltd, Singapore/Singapore	100	SAG-AP
Software AG (M) Sdn. Bhd., Kuala Lumpur/Malaysia	100	SAG-MAL
Software AG (Philippines), Inc., Pasig City/Philippines	100	SAG-PHI
Software AG South Africa (Pty) Ltd, Bryanston/South Africa	100	SAG-ZA

b) Foreign companies	Shareholding in %	Abbreviations
Software AG (India) Private Limited, Pune/India	51	SAG-IN
Software AG (Shenzhen) Co Ltd, Shenzhen/PR of China	100	SAG-CHINA
Software A.G. (Israel) Ltd, Or-Yehuda/Israel	100	SAG-ISR
and its subsidiary		
Sabratec Technologies, Inc., New York, USA	100	SAG-ISRUS
SAG Systems RUS Limited Liability Company, Moscow/Russia	100	SAG-RUS
Software AG Saudi Arabia, LLC, Riyadh/Saudi Arabia	95	SAG-SA
in which SAG East GmbH also has a direct stake	5	

Changes in the consolidated group

The number of consolidated companies was increased from the level as of December 31, 2005 due to the formation of the following companies:

Software AG Chile S.A., Chile, was founded on February 1, 2006. This company was provided with capital of €8 thousand (CLP 5 million), with share capital divided into 999 shares held by Software AG Latinoamérica, S.L., Spain and 1 share held by Software AG Spain.

Effective February 23, 2006, Software AG, Ltd. Japan was established with a share capital of €72 thousand (JPY 10 million). The company's shares are wholly owned by its parent company, Software AG, Inc., USA.

Effective June 30, 2006, Software AG Development Center Bulgaria EOOD, Bulgaria, was established with a share capital of €3 thousand (BGN 5 thousand). The company's shares are wholly owned by its parent company, Software AG.

Effective December 6, 2006, Software AG Saudi-Arabia L.L.C, Saudi Arabia was established with share capital of €305 thousand (SAR 1.4 million). A total of 95% of its shares are held by Software AG and 5% by SAG EAST GmbH.

Furthermore, Software AG (Gulf) W.L.L., Bahrain, was under formation as of December 31, 2006. This company was provided with share capital of €300 thousand (BHD 144 thousand). The company's shares are wholly owned by its parent company, Software AG.

There were no other changes in the consolidated group compared to December 31, 2005.

Effective November 15, 2006, SQL Datenbanksysteme GmbH, Berlin, was renamed SAG Consulting Services GmbH with registered offices in Darmstadt.

With the approval of the relevant shareholders' meetings, SAG Systemhaus GmbH, Darmstadt, SAG East GmbH – A Software Company, Darmstadt, and SAG Consulting Services GmbH, Darmstadt, which are included in the consolidated financial statements of Software AG, have been exempted from the duty to prepare and publish annual financial statements in compliance with provisions applicable to corporations in accordance with Section 264 (3) Sentence 4 of the German Commercial Code.

Use of estimates

In the preparation of the consolidated financial statements, estimates and assumptions have been made for certain items that have an impact on the recognition and measurement of the assets, liabilities, income, expenses, and contingent liabilities reported. Actual amounts may differ from these estimates.

Currency translation

Financial statements of foreign subsidiaries are translated in accordance with the functional currency concept using the modified closing rate as set out in IAS 21. Since the subsidiaries operate independently from an organizational, financial and business standpoint, the respective local currency is identical with the functional currency.

Income and expenses are translated at the relevant monthly average rate, assets and liabilities are translated at the closing rate, and the respective equity of the subsidiaries is translated at historical rates.

Currency translation differences arising from business combinations are offset against equity and reported in a separate column in the statement of changes in equity.

Currency translation differences related to the elimination of intragroup balances are recognized under other operating income and expenses on the income statement.

In the fixed assets schedule, the balances at the beginning and the end of the fiscal year are translated at the applicable closing rates, and other items are translated at average rates. Any differences arising from exchange rate changes are shown as exchange rate differences in a separate column under both cost and accumulated depreciation/amortization.

In the separate financial statements of the consolidated companies, foreign currency receivables and payables are translated at the closing rate. Exchange rate gains and losses not yet realized on the balance sheet date are included in profit or loss for the period, except for translation differences from long-term, intercompany monetary items that are part of a net investment in a foreign company. These differences are recognized directly in equity under other reserves.

The exchange rates used for the translation of the most important currencies have changed as follows compared to the previous year:

Closing rate (€1)	Dec. 31, 2006	Dec. 31, 2005	Exchange rate change in %
U.S. dollar	1.3184	1.1833	-11.4
Pound sterling	0.6716	0.6874	+2.3
Swiss franc	1.6077	1.5556	-3.3
South African rand	9.2300	7.4900	-23.2
Australian dollar	1.6698	1.6150	-3.4

Average rate (€1)	2006	2005	Exchange rate change in %
U.S. dollar	1.2557	1.2449	-0.9
Pound sterling	0.6818	0.6840	+0.3
Swiss franc	1.5730	1.5482	-1.6
South African rand	8.5143	7.9065	-7.7
Australian dollar	1.6663	1.6311	-2.2

Accounting policies

Total revenue
Software AG sales revenues primarily consist of revenue from granting software licenses – usually of indefinite duration – maintenance revenue, and revenue from Professional Services. Revenue from granting perpetual licenses is only recognized once a contract has been signed with the customer, any rights to return have expired, the software has been delivered in accordance with the contract, a price has been agreed or can be established, and there is sufficient probability that payment will be made.

Revenue from maintenance business is recognized proportionately over the period of service provision.

Revenues under agreements for Professional Services, which are invoiced on the basis of hours performed, are recognized in the period in which the services are rendered by the SAG companies.

Pursuant to IAS 11 and IAS 18, revenues and expenses from fixed-price service contracts are recognized in accordance with the percentage-of-completion method if the revenues can be reliably measured, there s sufficient probability that Software AG will receive the economic benefits from the transaction, and all costs incurred for the transaction and all costs expected to be incurred by completion of the service can be reliably established.

Revenues are reported net of discounts, price rebates, customer bonuses and allowances.

Cost of sales
Cost of sales includes all production-related full costs based on normal capacity utilization. In particular, the cost of sales includes the individual unit costs that can be directly allocated to the orders as well as fixed and variable overheads. Borrowing costs are not capitalized as part of cost. No write-downs on inventories were required during the reporting period.

Research and development expenses
Research and development expenses are recognized in the income statement as they are incurred.

The creation and development of software involves the use of closely linked, iterative processes between the research and development phases. As a result, expenses incurred for research cannot be strictly separated from those incurred for development. The criteria for the capitalization of development expenses defined in IAS 38.57 in conjunction with 38.53 (revised in 2004) are therefore not fulfilled. Software acquired for a consideration in connection with business combinations is capitalized at market value.

Selling expenses
Selling expenses include costs for personnel, materials, depreciation allocated to the sales cost center, and advertising costs.

Administrative expenses
Administrative expenses include costs for personnel, materials, and depreciation allocated to the administration cost center.

Borrowing costs

In accordance with the provisions contained in IAS 23, interest expenses are recognized in income in the period in which they are incurred.

Cash on hand and bank balances

Software AG classifies cash on hand, bank balances and term deposits with a maturity of up to 3 months as well as current securities as cash and cash equivalents. The securities item includes only current, highly liquid financial instruments that are readily convertible to known amounts of cash and are only subject to negligible risk of changes in value.

The Company classifies all current securities as assets held for trading. These securities are initially recognized at cost as of the settlement date. They are measured at their fair value as of the balance sheet date. Any changes in the fair value are recognized in income.

Inventories

Inventories are recognized at the lower of cost or net realizable value. The net realizable value is the estimated selling price in the ordinary course of business less estimated costs to completion and estimated costs necessary to make the sale.

Trade receivables

Receivables are carried at the fair value applicable at the time the revenues or the consideration paid are realized. They are measured at amortized cost less any allowances for bad debt.

Receivables from granting software licenses are recognized only if a contract has been signed with the customer, any rights of return have expired, and the software has been delivered in accordance with the contract.

Trade receivables are carried at their principal amounts unless specific valuation allowances were required in order to account for credit risks. Longer maturities (more than one year) are taken into account by means of market discount rates.

This item also includes services performed under fixed-price contracts that have not yet been invoiced and that are recognized in accordance with the percentage-of-completion-method.

Other receivables and other assets

Other receivables and other assets are measured at cost and written down to the relevant market price, if applicable.

Prepaid expenses

Prepaid expenses are recognized for prepayments of expenses relating to future periods.

Intangible assets

Intangible assets for which a useful life can be established are measured at cost less any accumulated amortization and impairment losses. Amortization is applied in accordance with the straight-line method over the estimated useful life of the asset. Intangible assets with an indefinite useful life are measured at cost less any accumulated impairment losses.

Goodwill

In accordance with IFRS 3, goodwill is not amortized, but tested for impairment on an annual basis and written down to its fair value in case of impairment.

Property, plant and equipment

Property, plant and equipment are carried at cost less any accumulated depreciation and impairment losses. When items of property, plant and equipment are sold or scrapped, the corresponding cost and any accumulated depreciation are derecognized, and any gains or losses from disposal are recognized in the consolidated income statement.

The cost of items of property, plant and equipment consists of the purchase price, including any import duties and non-refundable purchase taxes and any directly attributable costs required to prepare the asset for its intended use. Any subsequent expenditure, such as service and maintenance charges arising once the asset is put into operation, is recognized as an expense in the period in which it is incurred. Subsequent expenditures relating to an item of property, plant and equipment are only added to the carrying amount of the asset if the expenditure improves the condition of the asset beyond its originally assessed standard of performance. Financing costs are not capitalized as part of cost.

Items of property, plant and equipment are generally depreciated using the straight-line method in accordance with their useful economic lives.

Buildings	50 years
Improvements to buildings/leasehold improvements	8 – 10 years
Operating and office equipment	3 – 13 years
Computer hardware and accessories	1 – 4 years

The terms of useful economic life and methods of depreciation are reviewed on a regular basis to ensure that they are in accordance with the expected economic life of the asset in question.

Assets under construction are recorded as such and are recognized at cost. Depreciation on these items begins only after they have been completed and put into operation.

Impairment of intangible assets and property, plant and equipment

As soon as there are indications that an intangible asset or an item of property, plant and equipment is impaired, the carrying amount of the asset is reduced to its recoverable amount and an impairment loss is recognized in income. The recoverable amount is the higher of the asset's fair value less selling costs and its value in use. The value in use is the present value of estimated future cash flows expected to arise from the continued use of the asset and from its disposal at the end of its useful life.

Impairments losses are reported under costs of the relevant functional area or under other operating expenses.

Leases

Fixed assets also include assets provided under lease contracts. Software AG leases computer equipment as well as operating and office equipment. Lease agreements are classified in accordance with IAS 17, under which the lease agreement is evaluated on the basis of risks and returns, with the leased asset being attributed to the lessee (finance leases) or the lessor (operating leases).

- Finance leases

  Leased assets are recognized on the balance sheet as both assets and lease obligations in equal amounts. They are carried at the lower of the fair value of the leased asset at the inception of the lease and the present value of the minimum lease payments. Capitalized leased assets are depreciated in accordance with the straight-line method over the useful economic life of the asset or, if shorter, the lease term. Payment obligations resulting from future lease payments are recognized as financial liabilities.

- Operating leases

  Lease payments under operating leases are recognized as an expense over the term of the lease.

Financial assets and derivative hedging instruments

Generally, financial assets are initially recognized at fair value plus transaction costs. Subsequent measurement depends on the classification of the financial assets.

Available-for-sale financial instruments are recognized at their fair value on the balance sheet date (market value). Gains or losses resulting from changes in the market price are recognized directly in equity under other reserves. Items of financial assets are recognized individually at their fair values, provided these can be reliably determined.

Loans and receivables included in this item that are not held for trading purposes, and financial assets with no published price quotation on an active market and for which the fair value cannot be reliably determined, are measured at amortized cost. The carrying amounts are regularly reviewed to determine whether there is substantial objective evidence of impairment. Impairments losses are charged against profit or loss for the period.

Deferred taxes

Deferred tax assets and liabilities are recognized for temporary differences between the carrying amounts of the tax base and the consolidated balance sheet as well as in connection with business combinations that impact income. Deferred tax assets also include claims for tax reductions resulting from the anticipated use of tax loss carryforwards in subsequent years, the realization of which is deemed reasonably certain.

Deferred taxes are calculated on the basis of tax rates anticipated to apply in the relevant countries in accordance with the legal situation prevailing at the time of realization (reversal of tax deferrals).

Deferred tax assets and liabilities are not discounted. The carrying amounts of the recognized assets and liabilities are regularly examined and adjusted if necessary.

Liabilities

Current liabilities are recognized at their repayment or settlement amount.

Non-current liabilities are recorded at amortized cost. Amortized cost is determined using the effective interest rate method by discounting the repayment amount.

Provisions

Provisions are reported in the event the Company has a current legal or constructive obligation towards a third party due to a past event that is likely to result in a future outflow and for which the amount of the obligation can be reliably estimated. Estimates are regularly reviewed and adjusted.

If the interest rate impact is significant, the present value of expenditures expected to be required to perform the obligation is reported.

Provisions for pensions and similar obligations

Defined benefit plans and defined contribution plans exist with respect to company pensions. The pension provisions are calculated using actuarial principles in accordance with the projected unit credit method set out in IAS 19. This approach takes into account anticipated future increases in pensions and salaries in addition to the pensions known as of the balance sheet date.

Provisions for pensions are measured in accordance with the amendment to IAS 19 issued on December 16, 2004. Accordingly, they are reported at the full present value of the defined obligation, adjusted for the present value of the reinsurance cover taken out for defined benefit obligations, and reduced by the present value of the plan assets accumulated to ensure pension payments. The changes in the actuarial gains/losses compared to the previous year are excluded from income and allocated directly to retained earnings.

German pension obligations are determined on the basis of the biometric calculations in the 2005G mortality tables of Prof. Dr. Klaus Heubeck.

Since employees do not receive illness-related allowances either in Germany or abroad, calculation of costs related to health care plans is not required.

Software AG does not incur any obligations for defined contribution plans other than premium payments on life insurance policies and contributions to special-purpose funds. These payments are recognized in profit or loss for the period.

Deferred income

Deferred income consists of advance payments received from customers relating to maintenance services to be rendered in future periods. The deferred item is reversed and taken to income in the period in which the service is rendered.

Notes to the consolidated income statement

[1] Revenue

License and maintenance revenues can be broken down by business segment as follows:

€ thousands	Crossvision 2006	Crossvision 2005	ETS 2006	ETS 2005	Other 2006	Other 2005	Total 2006	Total 2005
Licensing	43,398	30,272	121,706	96,026	638	5,331	165,742	131,629
Maintenance	25,393	22,852	160,281	156,123	1,604	2,453	187,278	181,428
Product sales	**68,791**	**53,124**	**281,987**	**252,149**	**2,242**	**7,784**	**353,020**	**313,057**

Revenues from Professional Services

Professional service revenues include sales of €14,765 thousand, recognized in accordance with the percentage-of-completion method. The individual revenue and expense components of this item can be broken down as follows:

€ thousands	2006	2005
Expenses recognized in 2006	13,615	14,625
Costs accumulated over the term of a (multi-year) project and not yet invoiced	9,604	21,801
Advance payments received	1,871	1,357
Recognized profits	1,150	690
Revenue recognized under the POC method in 2006	14,765	15,315

[2] Cost of sales

Cost of sales amounted to €149,512 thousand (2005: €143,501 thousand) and primarily consists of personnel expenses incurred by the customer support and Professional Services businesses as well as purchased services in the service business.

[3] Research and development expenses

The research and development expenses of €44,858 thousand (2005: €43,193 thousand) mainly contain personnel expenses for product development and related IT expenses.

[4] Selling expenses

Selling expenses amounted to €127,246 thousand (2005: €109,093 thousand). In addition to personnel expenses relating to the sales division, these costs mainly include marketing expenses. The significant increase over the previous year is primarily the result of the strategic expansion of marketing activities.

[5] General and administrative expenses

General and administrative expenses amounted to €52,337 thousand (2005: €48,334 thousand). They include administrative expenses which are attributable neither to cost of sales nor to sales activities.

[6] Other operating income

Other operating income includes the following items:

€ thousands	2006	2005
Foreign exchange gains	16,253	5,653
Rental income	1,515	2,659
Income from the reversal of provisions	286	3,370
Other income	2,236	1,795
	20,290	13,477

[7] Other operating expenses

Other operating expenses consist of the following items:

€ thousands	2006	2005
Foreign exchange losses	7,589	5,740
Restructuring expenses	5,740	0
Receivables write-offs	3,752	0
Legal costs	0	1,371
Other expenses	1,006	3,873
	18,087	10,984

Restructuring costs and receivables write-offs are generally shown under functional costs. Only particularly high individual amounts are reclassified as other operating expenses.

[8] Net interest income

Due to the continued rise in net liquidity in 2006 and higher market interest rates, net interest income increased to €7,339 thousand as of the reporting date.

Net interest income consists of:

€ thousands	2006	2005
Interest income	11,799	8,929
Interest expense	- 4,460	- 4,193
	7,339	4,736

[9] Income Taxes

Taxes on income can be broken down as follows:

€ thousands	2006	2005
Current domestic taxes	- 3,453	- 9,718
Current foreign taxes	- 24,734	- 24,701
	- 28,187	- 34,419
Deferred domestic taxes	- 17,524	- 3,602
Deferred foreign taxes	2,436	253
	- 15,088	- 3,349
	- 43,275	- 37,768

Deferred taxes are calculated on the basis of tax rates which have been enacted or substantively enacted in accordance with tax laws in the relevant countries at the expected date of realization. In Germany, the uniform corporate income tax rate is 25 percent. Taking into account an average municipal trade tax collection rate and a solidarity surcharge of 5.5 percent on corporate tax, the income tax rate for domestic companies equals 39.9 percent (2005: 39.9 percent). Foreign tax rates range between 15 percent and 39 percent (2005: 4.3 percent to 38 percent).

No material changes occurred as a result of the change in the respective local tax rates. The introduction of new local taxes did not have an impact on deferred taxes.

Moreover, consistent application of the Company's accounting policies did not result in any additional tax expenses or tax credits.

The income tax expense of € – 43,275 thousand reported in fiscal 2006 (2005: € – 37,768 thousand) is €3,189 thousand less than the expected income tax expense of € – 46,464 thousand (2005: € – 39,714 thousand) that would result from applying the domestic tax rate of 39.9 percent (2005: 39.9 percent) at Group level. The difference between the expected and current tax expense can be attributed to the following:

€ thousands	2006	2005
Earnings before income tax	**116,451**	**99,534**
Expected income tax (39.9%; 39.9%)	– 46,464	– 39,714
Tax rate-related adjustments	1,785	3,272
Tax refunds (+)/back tax payments (–)	4,257	– 4,588
Tax decreases (+)/tax increases (–) due to tax-exempt income or non-tax deductible expenses	1,687	16
Other adjustments	– 4,540	3,246
Reported income tax expense	**– 43,275**	**– 37,768**

Other adjustments primarily include changes due to remeasurement of deferred tax assets related to tax loss carryforwards of € – 4,297 thousand (2005: €4,385 thousand).

[10] Other taxes

Other taxes mainly include property taxes, vehicle taxes, and non-deductible value added tax.

[11] Minority interest

Minority interests relate to the 49 percent stake in the joint venture, Software AG (India) Pvt., Pune, India (SAG-IN), which was established together with iGate Solution Limited in 2003.

[12] Earnings per share

Earnings per share are calculated by dividing net income for the period attributable to Software AG's shareholders by the weighted average number of shares issued during the period under review. Software AG has only issued common shares. In the fourth quarter of 2006, the weighted average number of shares amounted to 28,112,715. For fiscal 2006, the weighted average number of shares totaled 28,084,763.

Since all three criteria for exercising options as set out in the first stock option plan for members of the Executive Board, officers, and other employees were met in the course of 2006, 3,250 stock options were exercised during the first quarter and 73,456 stock options in the second quarter. A total of 76,706 stock options were exercised in 2006. The exercise criteria for another 6,750 options were also met. These options may therefore be exercised through 2008, provided the share price at the time of exercise is at least €30.

The two criteria for exercising stock options under the second program were met in fiscal 2006 with an increase in sales over the previous year of more than 10 percent as well as an earnings ratio (EBT) of 23 percent. As a result 450,829 stock options may be exercised in fiscal 2007.

This means that a total of up to 457,579 options may be exercised through 2008. Diluted earnings per share were therefore calculated for these potential shares using the treasury stock method and reported for the period under review. The calculation was made by dividing net income for the period attributable to Software AG's shareholders by the number of shares in issue and the exercisable stock options.

Notes to the consolidated balance sheet

[13] Cash on hand and bank balances, securities

Cash and cash equivalents consist of cash on hand and bank balances as well as short-term securities. In 2006, cash and cash equivalents increased by €23,196 thousand to €184,774 thousand. This increase mainly resulted from the positive cash flow from operating activities amounting to €61,390 thousand less the negative cash flow from investing activities of € - 5,787 thousand. The Company received additional cash inflows of €2,157 thousand in the form of a capital increase resulting from the exercise of employee stock options. Dividends amounting to €22,429 thousand were paid to shareholders.

[14] Trade receivables

Trade receivables include:

€ thousands	Dec. 31, 2006	Dec. 31, 2005
Trade receivables with maturities of less than 1 year	152,060	129,768
Uninvoiced services (<1 year)	20,380	8,726
	172,440	138,494
Trade receivables with maturities of more than 1 year	8,862	11,780
Uninvoiced services (>1 year)	1,177	0
	182,479	150,274

[15] Other receivables and other assets

Other receivables and other assets mainly consist of receivables due from tax authorities based on input taxes as well as rent deposits.

[16] Prepaid expenses

Prepaid expenses primarily include advance payments made by Software AG under license and lease agreements.

Fixed assets

FIXED ASSET SCHEDULE AS OF DECEMBER 31, 2006

€ thousands	Goodwill	Intangible assets	Land and buildings	Operating and office equipment	Assets under construction	Financial assets	Total
Cost							
Balance as of Jan. 1, 2006	**231,756**	**36,015**	**52,152**	**44,992**	**0**	**6,994**	**371,909**
Currency translation differences	-621	-383	-536	-1,081	-8	-1	-2,630
Additions	593	459	656	4,580	149	265	6,702
Disposals	-127	-200	-1,020	-6,043	0	-198	-7,588
Balance as of Dec. 31, 2006	**231,601**	**35,891**	**51,252**	**42,448**	**141**	**7,060**	**368,393**
Accumulated depreciation/amortization							
Balance as of Jan. 1, 2006	**-43,654**	**-29,922**	**-16,948**	**-33,872**	**0**	**-4,761**	**-129,157**
Currency translation differences	0	167	169	808	0	0	1,144
Additions	0	-1,646	-1,704	-4,265	0	-600	-8,215
Disposals	0	204	502	5,872	0	0	6,578
Balance as of Dec. 31, 2006	**-43,654**	**-31,197**	**-17,981**	**-31,457**	**0**	**-5,361**	**-129,650**
Net book value as of Jan. 1, 2006	**188,102**	**6,093**	**35,204**	**11,120**	**0**	**2,233**	**242,752**
Net book value as of Dec. 31, 2006	**187,947**	**4,694**	**33,271**	**10,991**	**141**	**1,699**	**238,743**

[17] Intangible assets

This item mainly includes software licenses and customer bases obtained in connection with acquisitions.

[18] Goodwill

As of December 31, 2006, goodwill of €174,591 thousand had originated from the acquisition of the Software AG USA Group effective February 1, 2001; €6,586 thousand from the acquisition of the two Sabratec companies in Israel and in the USA effective February 3, 2005; €4,736 thousand from the acquisition of the APS Group effective June 29, 2005; and €2,034 thousand from the acquisition of Casabac Technologies GmbH, Bammental near Heidelberg, including its U.S. subsidiary. Goodwill related to the Software AG USA Group had been fully amortized over ten years by December 31, 2002 in accordance with the HGB accounting regulations applicable at that time. Additions and disposals during the fiscal year reflect subsequent changes in acquisition cost of goodwill related to the Sabratec companies, the APS Group, and Casabac acquired in 2005.

[19] Property, plant and equipment

Property, plant and equipment are reported as fixed assets of the parent company and the Spanish subsidiary only. In both cases, amounts pertain to the central administrative buildings of these companies.

The capital expenditure of €656 thousand primarily relates to expenses for leasehold improvements at the U.S. and Australian subsidiaries and expansion of the Japanese subsidiary.

[19] Operating and office equipment

Operating and office equipment mainly includes office furniture and IT equipment acquired under finance leases.

Capital expenditure of €4,580 thousand resulted primarily from the acquisition of computer equipment after termination of the finance lease. These capital expenditures are also related to the recent establishment of subsidiaries in South America and Japan as well as continuing renovation work on the central administration buildings in Darmstadt and the United Kingdom.

[20] Financial assets

Financial assets chiefly relate to securities paid as part of long-term project contracts as well as rent deposits and assets held to cover the value of long-term employee time accounts.

[21] Deferred taxes

Deferred taxes were composed of the following as of the balance sheet date:

	Deferred tax assets		Deferred tax liabilities	
€ thousands	Dec. 31, 2006	Dec. 31, 2005	Dec. 31, 2006	Dec. 31, 2005
Securities	165	313	138	335
Current assets	1,643	3,147	4,855	333
Goodwill	5,441	6,157	0	0
Intangible assets	0	0	892	1,831
Property, plant and equipment	14	1,873	4,084	3,438
Tax loss carryforwards	11,981	20,901	0	0
Current liabilities	3,595	3,926	6,614	8,271
Non-current liabilities	6,741	6,923	14,443	16,119
Business combinations	- 5,569	- 6,157	- 12,852	- 14,825
	24,011	37,083	18,174	15,502
Write-downs	- 2,000	- 2,000	0	0
	22,011	35,083	18,174	15,502

Deferred tax assets on tax loss carryforwards decreased over the prior year by €8,920 thousand (2005: €6,120 thousand). This mainly resulted from continued utilization of loss carryforwards, especially at the German companies.

Write-downs on deferred tax assets are made whenever uncertainty exists as to their recoverability. To calculate these write-downs, all positive and negative factors that might impact future taxable profit are taken into consideration. The related estimates may be subject to changes depending on future developments. In 2005 and 2006, write-downs related only to tax loss carryforwards of the parent company.

The tax loss carryforwards in the Group totaled €49,478 thousand as of December 31, 2006 (2005: €74,608 thousand). Generally speaking, these items may be carried forward indefinitely with the exception of €16,756 thousand (2005: €8,634 thousand).

No deferred tax liabilities for retained profits at subsidiaries were recognized. The retained profits are available to the subsidiaries for planned capital expenditures.

In fiscal 2006, deferred tax liabilities totaling €118 thousand (2005: €1,168 thousand) were recognized directly in equity. These tax liabilities mainly resulted from actuarial gains/losses recognized directly in equity based on changes in the measurement of pension obligations as well as from financial instruments also recognized directly in equity.

[22] Financial liabilities

Financial liabilities can be broken down as follows:

€ thousands	Dec. 31, 2006	Dec. 31, 2005
Current financial liabilities		
Liabilities from finance leases	255	2,032
Bills payable	1,596	622
	1,851	**2,654**
Non-current financial liabilities		
Liabilities from finance leases	26	1,698
	26	**1,698**

As of December 31, 2006, financial liabilities resulting from finance leases consisted of:

€ thousands	Up to 1 year	1-5 years	More than 5 years	Total
Contractually agreed payments	261	26	0	287
Interest received	- 6	0	0	- 6
Present value of lease payments	255	26	0	281

[23] Trade payables

Trade payables can be broken down as follows:

€ thousands	Dec. 31, 2006	Dec. 31, 2005
Current liabilities		
Payables to suppliers	21,932	21,933
Payments received on account of orders	999	827
	22,931	**22,760**
Non-current liabilities		
Payables to suppliers	29	0
Advance payments received	4	0
	33	**0**

[24] Other liabilities

Other liabilities relate to the following items:

€ thousands	Dec. 31, 2006	Dec. 31, 2005
Other current liabilities		
Tax liabilities	9,422	8,459
Liabilities due to employees	7,868	8,547
Outstanding purchase price payments (acquisitions)	6,160	6,666
Liabilities for social security	3,302	3,544
Remaining liabilities	2,185	495
	28,937	**27,711**
Other non-current liabilities		
Outstanding purchase price payments (acquisitions)	2,540	3,672
Liabilities due to employees	123	363
Tax liabilities	43	93
Remaining liabilities	59	73
	2,765	**4,201**

[25] Other provisions

€ thousands	Other provisions for personnel expenses	Restructuring provisions	Miscellaneous other provisions	Total other provisions
Balance as of Jan. 1, 2006	15,196	1,544	11,241	27,981
Currency translation	- 390	- 23	- 75	- 488
Additions	17,911	5,097	14,432	37,440
Utilizations	- 12,001	- 1,012	- 6,033	- 19,046
Reversals	- 868	- 25	- 1,733	- 2,626
Balance as of Dec. 31, 2006	**19,848**	**5,581**	**17,832**	**43,261**
of which with a remaining term of more than 1 year	1,781	0	4,294	6,075

Miscellaneous other provisions

Miscellaneous other provisions include:

€ thousands	Dec. 31, 2006	Dec. 31, 2005
Bonuses	10,271	5,229
Rental payment obligations	1,753	1,014
Impending losses for PS projects	1,483	125
Asset retirement obligations	783	765
Other taxes	479	557
Auditing fees	471	530
Litigation risks	373	1,478
Guarantee obligations for PS projects	247	344
Remaining miscellaneous other provisions	1,972	1,199
	17,832	**11,241**

[26] Pension provisions

€ thousands	2006	2005
Balance as of January 1	25,108	22,149
Currency translation	346	319
Additions	194	3,527
Utilizations	-1,039	-887
Balance as of December 31	24,609	25,108

€ thousands	Dec. 31, 2006	Dec. 31, 2005
Pension provisions (foreign)	14,098	14,790
Pension provisions (domestic)	10,511	10,318
	24,609	25,108

Pension commitments in Germany consist of fixed commitments to a select group of people.

These commitments are partially covered by life insurance policies. The remaining defined benefit obligations outside of Germany are covered to a large extent by external funds.

Actuarial assumptions	German plans*		Non-German plans	
in %	2006	2005	2006	2005
Actuarial interest rate	4.0	4.0	4.8	4.8
Future salary increases	0.0	0.0	4.3	4.0
Future pension increases	1.7	1.7	3.0	2.7
Expected return on plan assets	4.25	4.5	6.9	6.5

* weighted average for individual plans

Since fixed pension commitments granted under German plans do not take into account salary levels, salary increases are assumed to be 0.0 percent.

Pension commitments outside of Germany are calculated in accordance with country-specific accounting principles and parameters.

Due to the fact that pension commitments in Germany are exclusively invested in life-insurance policies, the expected return on plan assets corresponds to the minimum return stated by the insurance company.

The expected return on plan assets for non-German plans was calculated as an expected weighted average of the individual asset classes. The expected returns on such asset classes were determined on the basis of the relevant local capital market conditions.

The computation of the pension expenses is based on planned service cost and the expected return on plan assets. The changes in the defined benefit obligations and plan assets are as follows:

Changes in defined benefit obligations (DBO) € thousands	German plans 2006	German plans 2005	Non-German plans 2006	Non-German plans 2005
DBO as of January 1	**11,179**	**9,464**	**38,158**	**31,263**
Service cost	215	160	1,711	1,402
Past service cost	0	77	0	0
Interest expense	438	394	1,870	1,632
Actuarial gains (-)/losses (+)	250	1,517	1,044	4,262
Pension payments	- 433	- 433	- 2,169	- 320
Exchange differences	0	0	905	- 81
DBO as of December 31	**11,649**	**11,179**	**41,519**	**38,158**

Changes in plan assets € thousands	German plans 2006	German plans 2005	Non-German plans 2006	Non-German plans 2005
Fair value of plan assets as of January 1	**861**	**632**	**23,368**	**17,946**
Return on plan assets	43	32	1,579	1,254
Employer contributions	195	194	2,692	1,596
Employee contributions	0	0	0	127
Actuarial gains (+)/losses (-)	39	3	1,394	1,896
Pension payments	0	0	- 2,169	- 320
Exchange differences	0	0	557	469
Fair value of plan assets as of December 31	**1,138**	**861**	**27,421**	**23,368**
Pension provisions	**10,511**	**10,318**	**14,098**	**14,790**

The differences between the expected values of the defined benefit obligations of the plan assets and pension provisions and their actual values are as follows:

€ thousands	Dec. 31, 2007	Dec. 31, 2006	Dec. 31, 2005	Dec. 31, 2004	Dec. 31, 2003	Dec. 31, 2002
DBO		53,168	49,337	40,727	35,006	32,642
Expected DBO	57,319	52,534	48,546	40,805	35,949	33,760
Difference		- 634	- 791	78	943	1,118
Difference in %		- 1.2	- 1.6	0.2	2.7	3.4
Plan assets		28,559	24,229	18,578	15,340	13,208
Expected plan assets	33,382	25,912	24,675	19,640	16,218	17,691
Difference		2,647	- 446	- 1,062	- 878	- 4,433
Difference in %		9.3	- 1.8	- 5.7	- 5.7	- 33.9
Pension provisions		24,609	25,108	22,149	19,666	19,434
Expected pension provisions	23,937	26,622	23,871	21,165	19,731	16,069
Difference		2,013	- 1,237	- 984	65	- 3,365
Difference in %		8.2	- 4.9	- 4.4	0.3	- 17.3

With regard to pension provisions, the differences between expected and actual figures have only exceeded 5 percent twice in the past five years: first, in fiscal 2002, when the expected amount of plan assets could not be achieved due to the weakness of the capital markets. Fiscal 2006 presented another exception when unexpectedly high returns on plan assets were achieved due to strong performance of equities markets.

The defined benefit obligations by type of funding are as follows:

€ thousands	Dec. 31, 2006	Dec. 31, 2005	Dec. 31, 2004	Dec. 31, 2003	Jan. 1, 2003
DBO fully funded	41,519	38,158	30,657	24,954	23,379
DBO partially funded	9,747	9,335	7,704	7,863	7,574
DBO unfunded	1,902	1,844	2,366	2,189	1,689
	53,168	**49,337**	**40,727**	**35,006**	**32,642**

The plan assets used to fund the pension provisions can be broken down as follows:

€ thousands	Dec. 31, 2006	Dec. 31, 2005	Dec. 31, 2004	Dec. 31, 2003	Jan. 1, 2003
Equities	22,296	17,760	9,546	7,518	4,872
Bonds	4,407	5,141	5,328	6,220	5,390
Life insurance policies	1,138	861	632	271	186
Other	718	467	3,072	1,331	2,760
	28,559	**24,229**	**18,578**	**15,340**	**13,208**

In total, the pensions provisions have changed as follows since the date of transition (January 1, 2003):

€ thousands	Dec. 31, 2006	Dec. 31, 2005	Dec. 31, 2004	Dec. 31, 2003	Jan. 1, 2003
Defined benefit obligation (DBO)	53,168	49,337	40,727	35,006	32,642
Present value of plan assets	- 28,559	- 24,229	- 18,578	- 15,340	- 13,208
Pension provisions	**24,609**	**25,108**	**22,149**	**19,666**	**19,434**

The realized gains on plan assets changed as follows:

€ thousands	2006	2005	2004	2003	2002
Realized gains	1,622	1,286	1,149	818	824

Since realized gains on plan assets deviated only slightly (3.7 percent) from planned gains in 2006, no analysis of planned and actual data has been made.

Contributions from the Software AG Group to plan assets for fiscal year 2007 are expected to amount to €2,030 thousand.

Taking into account deferred taxes, actuarial gains and losses have changed as follows since the date of transition (January 1, 2003):

€ thousands	accumulated	2006	2005	2004	2003
Actuarial gains	2,825	999	1,327	279	220
Actuarial losses	7,917	891	3,891	2,701	434
Net actuarial gains/losses	**- 5,092**	**108**	**- 2,564**	**- 2,422**	**- 214**
of which included in retained earnings	- 4,878	108	- 2,564	- 2,422	0
of which recognized as an expense	- 214	0	0	0	- 214

Expenses related to pension obligations recognized in income can be broken down as follows:

€ thousands	2006	2005
Service cost	1,926	1,562
Past service cost	0	77
Interest cost less return on plan assets	686	740
	2,612	**2,379**

This expense was recognized in the income statement as follows:

€ thousands	2006	2005
Cost of sales	548	416
Research and development expenses	120	108
Selling expenses	922	791
General and administrative expenses	336	324
Net interest income	686	740
	2,612	**2,379**

[27] Tax provisions

€ thousands	2006	2005
Balance as of January 1	15,711	14,291
Currency translation	- 586	185
Additions	9,623	10,363
Utilizations	- 9,913	- 9,128
Reversals	- 109	0
Balance as of December 31	**14,726**	**15,711**

[28] Deferred income

Deferred income consists of advance payments received from customers relating to revenue from maintenance contracts. The deferred item is reversed and the income is recognized in the period in which Software AG provides the services.

[29] Shareholders' equity

The change in shareholders' equity is shown in the following statement of changes in equity as of December 31, 2006.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY AS OF DECEMBER 31, 2005

€ thousands	Common shares								
	Number	Share capital	Capital reserve	Retained earnings	Net income attributable to shareholders of Software AG	Currency translation differences	Other reserves	Minority interest	Total
Equity as of January 1, 2005	**27,266,752**	**81,800**	**132**	**231,157**	**0**	**– 41,574**	**51,847**	**240**	**323,602**
New shares issued	769,257	2,308	19,242						21,550
Stock options (IFRS 2)			1,054						1,054
Earnings after taxes					61,625			141	61,766
Dividend payment				– 20,450					– 20,450
Currency translation differences						26,371			26,371
Net gain from fair value measurement of financial instruments not recognized in income							– 1,250		– 1,250
Net gain from fair value measurement of net investments in foreign operations not recognized in income							– 17,091		– 17,091
Net gain from the measurement of pension obligations not recognized in income				– 2,564					– 2,564
Equity as of December 31, 2005	**28,036,009**	**84,108**	**20,428**	**208,143**	**61,625**	**– 15,203**	**33,506**	**381**	**392,988**

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY AS OF DECEMBER 31, 2006

€ thousands	Number	Share capital	Capital reserve	Retained earnings	Net income attributable to shareholders of Software AG	Currency translation differences	Other reserves	Minority interest	Total
Equity as of January 1, 2006	**28,036,009**	**84,108**	**20,428**	**269,768**	**0**	**– 15,203**	**33,506**	**381**	**392,988**
New shares issued	76,706	230	1,927						2,157
Stock options (IFRS 2)			1,221						1,221
Earnings after taxes					72,920			256	73,176
Dividend payment				– 22,429					– 22,429
Currency translation differences						– 25,930			– 25,930
Net gain from fair value measurement of financial instruments not recognized in income							130		130
Net gain from fair value measurement of net investments in foreign operations not recognized in income							810		810
Net gain from the measurement of pension obligations not recognized in income				108					108
Equity as of December 31, 2006	**28,112,715**	**84,338**	**23,576**	**247,447**	**72,920**	**– 41,133**	**34,446**	**637**	**422,231**

Conditional capital

The following conditional capital existed as of December 31, 2006:

1.) Up to €2,732 thousand divided into up to 910,616 bearer shares to provide for subscription rights under the first stock option plan (Management Incentive Plan I, or MIP I) for members of the Executive Board and Group officers. The requirements of this plan and the status of allocations and exercise options are presented under other disclosures/stock-based compensation programs.

   Based on the options exercised during 2006 by officers and former members of the Executive Board, the Executive Board made partial use of this authorization for a conditional capital increase in the amount of €34 thousand, divided into 11,250 bearer shares.

2.) Up to €3,000 thousand divided into a maximum of 1,000,000 bearer shares to provide for subscription rights under the second stock option plan (Management Incentive Plan II, or MIP II) for members of the Executive Board and officers of the Software AG Group. The requirements of this program and the status of allocations and exercise options are presented under other disclosures/stock-based compensation programs.

   As of December 31, 2006, the Executive Board had not made use of this authorization.

3.) Up to €33,000,000 divided into a maximum of 11,000,000 bearer shares, each with a notional share in the share capital of €3.00, for the purpose of granting option rights and agreeing on option obligations arising from bonds with warrants or granting conversion rights and agreeing on conversion obligations to bearers of convertible bonds in an aggregate principal amount of up to €500,000 thousand and a term not to exceed 15 years in accordance with the terms and conditions of the bonds, as resolved by the Annual Shareholders' Meeting on May 13, 2005. Pursuant to this authorization, the Executive Board may, subject to the consent of the Supervisory Board, resolve on or before May 12, 2010 that the rights described be issued by Software AG or a directly or indirectly held wholly-owned affiliate of Software AG.

   In this respect, the shareholders are to be granted subscription rights except in the following cases:

   The Executive Board is authorized to exclude fractional amounts from shareholders' subscription rights.

   Subject to the consent of the Supervisory Board, the Executive Board is authorized to exclude the shareholders' subscription rights in full, provided it has come to the conclusion that the issue price of the bonds with warrants or convertible bonds is not significantly lower than their hypothetical market value arrived at by using accepted methods, in particular financial calculation methods, after having conducted a review in accordance with its professional duties. However, this authorization to exclude subscription rights only applies to bonds with warrants and convertible bonds with option or conversion rights or with share based option or conversion obligations with a notional share in the issued share capital not to exceed €8,180 thousand, or 10% of the issued share capital in existence at the time the authorization is acted upon.

   As of December 31, 2006, the Executive Board had not made use of this authorization.

Authorized capital

As of December 31, 2006, the Executive Board is also authorized, subject to the consent of the Supervisory Board, to increase the Company's share capital on one or more occasions on or before May 12, 2011 by up to a total of €41,804 thousand by issuing up to 13,934,544 new bearer shares against cash contributions and/or contributions in kind (authorized capital). In this respect, the shareholders are to be granted subscription rights except in the following cases:

- The Executive Board is authorized to exclude fractional amounts from shareholders' subscription rights.

- The Executive Board is authorized, subject to the consent of the Supervisory Board, to exclude subscription rights in an amount not to exceed €89 thousand of the par value of the new shares issued in order to allow the Company to offer new shares to the employees of the Company and its affiliated companies as defined in Sections 15 et seq. of the German Stock Corporation Act (AktG) as part of an employee stock ownership plan. The new shares may also be transferred to a bank, provided they will be held exclusively for the purpose of acquisition by entitled employees in accordance with the Company's instructions.

- Subject to the consent of the Supervisory Board, the Executive Board is authorized to exclude subscription rights in the event of capital increases against contributions in kind, provided the contribution in kind is for the purpose of acquiring companies, parts of companies, or equity interests in companies.

- Subject to the consent of the Supervisory Board, the Executive Board is authorized to exclude subscription rights in the event of capital increases against cash contributions, provided the capital increases resolved on the basis of this authorization do not, in total, exceed 10% of the issued share capital at the time the authorization is first acted upon and provided the issue price is not significantly lower than the stock market price. The upper limit of 10% of the issued share capital will be reduced by the par value of the issued share capital attributable to those treasury shares of the Company that are sold during the term of the authorized capital, subject to exclusion of shareholders' subscription rights pursuant to Section 71 (1) No. 8, Sentence 5 and Section 186 (3) Sentence 4 of the German Stock Corporation Act. Furthermore, the upper limit will be reduced by the par value of the issued share capital attributable to those shares issued to service warrants and convertible bonds with option or conversion rights or conversion obligations, provided the bonds were issued during the term of the authorized capital subject to the exclusion of subscription rights as set forth in Section 186 (3) Sentence 4 of the German Stock Corporation Act.

Based on the exercise of options by employees during 2006, the Executive Board made partial use of this authorization for an approved capital increase in the amount of €196 thousand, divided into 65,456 bearer shares.

Acquisition of treasury shares

Pursuant to the Annual Shareholders' Meeting resolution dated May 12, 2006, the Company is authorized to purchase on or before November 11, 2007:

a) Treasury shares having a notional interest in the issued share capital of up to €8,411 thousand.

b) Treasury shares may be purchased on the stock market or through a public purchase offer directed to all shareholders of the Company.

If the shares are purchased via the stock exchange, the consideration paid for the shares (not including transaction costs) may be up to 10% higher or lower than the average listed price – the unweighted average of the closing rates in Xetra trading on the Frankfurt stock exchange or a successor system – during the five days preceding the purchase or commitment to purchase. If the shares are purchased via a public offer, the consideration paid for the shares (not including transaction costs) may be up to 20% higher or lower than the average listed price – the unweighted average of the closing rates in Xetra trading on the Frankfurt stock exchange or a successor system – on the fifth to ninth trading days prior to publication of the offer. The offer may stipulate preferential acceptance of a smaller number of shares of up to 100 units per shareholder.

c) The Executive Board is authorized, subject to the consent of the Supervisory Board and the exclusion of shareholders' subscription rights, to sell the treasury shares purchased in a manner other than via the stock exchange or via public offer, provided the shares are sold for cash at a price that is not significantly lower than the listed prices of Company shares that have the same terms and features at the time of the sale. This authorization is limited to shares with a notional interest in the issued share capital not to exceed a total of €8,411 thousand. The upper limit will be reduced by the par value of the issued share capital attributable to those shares issued during the term of this authorization as part of a capital increase subject to the exclusion of subscription rights pursuant to Section 186 (3), Sentence 4 of the German Stock Corporation Act. Furthermore, the upper limit will be reduced by the par value of the issued share capital attributable to those shares issued to service warrants and convertible bonds with option or conversion rights or conversion obligations, provided the bonds were issued during the term of the authorized capital subject to the exclusion of subscription rights as set forth in Section 186 (3) Sentence 4 of the German Stock Corporation Act. The average listed price of the Company shares – the unweighted average closing price in Xetra trading on the Frankfurt stock exchange or a successor system – during the five trading days preceding the sale will be considered the applicable listed price within the meaning of this paragraph.

d) The Executive Board is also authorized, subject to the consent of the Supervisory Board and the exclusion of shareholders' subscription rights, to dispose of the treasury shares as follows:
   (i) To sell the shares to third parties, provided such sale is for the purpose of acquiring companies, parts of companies, or equity interests in companies;
   (ii) To offer the shares to the Executive Board or officers of the Company and its affiliated companies under the Company's stock option plan for Executive Board members and officers of the Company (Resolution on Agenda Item 8b of the Annual Shareholders' Meeting of April 27, 2001); or
   (iii) In compliance with the terms and conditions of the bonds, the Executive Board may deliver the shares to the holders of warrants or convertible bonds issued by the Company or by a wholly-owned direct or indirect subsidiary of the Company.

e) In the event of a sale of treasury shares via an offer to all shareholders, the Executive Board is furthermore authorized, subject to the consent of the Supervisory Board, to grant subscription rights to the holders of warrants or convertible bonds issued by the Company or by a wholly-owned direct or indirect subsidiary of the Company equivalent to that to which the warrant or bondholders would be entitled upon exercising their option or conversion rights or fulfilling their option or conversion obligations.

f) The Executive Board is also authorized, subject to the consent of the Supervisory Board, to recall all or part of the treasury shares in one or several steps without any additional authorization from the Annual Shareholders' Meeting.

g) The authorization to purchase or use the Company's treasury shares may be exercised either in whole or in part, and in the latter case on more than one occasion. Treasury shares may be purchased for one or more of the aforementioned purposes.

h) The authorization to purchase treasury shares on or before November 12, 2006 as resolved by the Annual Shareholders' Meeting of May 13, 2005, Agenda Item 7 ("authorization to acquire treasury shares") has been rescinded.

As of December 31, 2006, the Executive Board had not made use of its authorization to acquire treasury shares.

Dividend payment

Pursuant to the proposal of the Executive Board and the Supervisory Board, the Annual Shareholders' Meeting resolved on May 12, 2006 to appropriate €22,429 thousand of the unappropriated profit of €60,465 thousand for 2005 of Software AG, the parent company of the Group, for the payment of dividends – corresponding to a dividend of €0.80 per share – and to carry forward €38,036 thousand of such amount.

The Executive Board and the Supervisory Board propose to the Annual Shareholders' Meeting to appropriate €25,301 thousand of the net retained profits of €77,080 thousand for 2006 of Software AG, the controlling Group company, for the payment of dividends – corresponding to a dividend of €0.90 per share – and to carry forward €51,779 thousand of such amount.

[30] Other reserves

Other reserves include differences resulting from the currency translation of the financial statements of economically independent foreign subsidiaries into the reporting currency. The effects from the measurement of financial instruments not recognized in profit or loss are also included in this item. Translation differences from monetary items primarily consisting of net investments in an economically independent foreign entity are also recorded under this item. The amounts are recognized on an after-tax basis.

€7,912 thousand of unrealized minority interests recorded in other reserves as of December 31, 2005, was recognized in income during fiscal 2006.

[31] Minority interest

Minority interests relate to the 49 percent stake in a joint venture, Software AG (India) Pvt., Pune, India (SAG-IN), which was established together with iGate Global Solutions Limited in 2003.

[32] Notes to the statement of cash flows

Cash and cash equivalents of €184,774 thousand are composed of the balance sheet items "cash on hand and bank balances" (€163,199 thousand) and "securities" (€21,575 thousand). The securities include predominantly short-term, highly liquid financial instruments subject only to insignificant risk of changes in value.

Net cash from operating activities includes interest payments in the amount of €4,379 thousand as well as interest receipts of €11,724 thousand. Cash outflows for investments in property, plant and equipment and intangible assets are primarily due to the acquisition of hardware and software as well as office and operating equipment.

In 2006, the Company made acquisitions under finance leases totaling €8 thousand. These non-cash transactions are not included in the statement of cash flows.

In fiscal 2006, the items "repayments of current acquisition-related liabilities" and "repayments of financial liabilities" totaling €3,457 thousand related exclusively to the repayment of liabilities under finance leases.

Changes in the value of cash and cash equivalents resulting from an increase in key exchange rates are reported separately under "effect of foreign exchange rate changes on cash and cash equivalents" (€- 8,678 thousand).

Software AG defines free cash flow as cash flow from operating activities less cash flow from investing activities excluding investments in consolidated companies.

€ thousands	2006	2005
Net cash provided by operating activities	61,390	55,702
less net cash used in investing activities	- 5,787	- 19,013
plus investments in consolidated companies	+ 597	+ 8,939
Free cash flow	**56,200**	**45,648**

SEGMENT REPORT AS OF DECEMBER 31, 2006

€ thousands	Northern Europe, USA	Southern and Western Europe	Central and Eastern Europe, Asia	Total regions	Centralized functions, R&D and elimination	Group total
Licenses	87,676	33,011	45,083	165,770	-28	165,742
Maintenance	108,171	27,334	51,947	187,452	-174	187,278
Professional Services	34,511	63,080	30,579	128,170	-1,956	126,214
Other	1,131	1,868	157	3,156	577	3,733
Total revenue	**231,489**	**125,293**	**127,766**	**484,548**	**-1,581**	**482,967**
Operating result (EBITA)	**72,684**	**-7,273**	**20,021**	**85,432**	**25,785**	**111,217**
Net interest income						7,339
Earnings before taxes						**118,556**
Taxes						-45,380
Net income						**73,176**
Minority interest						-256
Net income attributable to Software AG shareholders						**72,920**
Depreciation and amortization	1,602	2,888	737	5,227	2,988	8,215
Segment assets	291,254	104,152	36,252	431,658	212,219	643,877
Equity investments	0	238	0	238	0	238
Segment liabilities	96,787	29,958	25,479	152,224	69,422	221,646
Segment investments	1,252	1,418	858	3,528	2,909	6,437
Non-cash income	1,845	146	545	2,536	12,484	15,020
Non-cash expenses	27,103	9,421	12,315	48,839	22,390	71,229
Employees	526	938	431	1,895	726	2,621

SEGMENT REPORT AS OF DECEMBER 31, 2005

€ thousands	Northern Europe, USA	Southern and Western Europe	Central and Eastern Europe, Asia	Total regions	Centralized functions, R&D and elimination	Group total
Licenses	63,330	33,374	34,894	131,598	31	131,629
Maintenance	107,358	26,347	48,079	181,784	- 356	181,428
Professional Services	36,196	56,451	31,810	124,457	- 1,719	122,738
Other	553	917	194	1,664	574	2,238
Total revenue	**204,437**	**117,089**	**114,977**	**439,503**	**- 1,470**	**438,033**
Operating result (EBITA)	**52,814**	**13,129**	**16,991**	**82,934**	**13,471**	**96,405**
Net interest income						4,736
Earnings before taxes						**101,141**
Taxes						- 39,375
Net income						**61,766**
Minority interest						- 141
Net income attributable to Software AG shareholders						**61,625**
Depreciation and amortization	2,073	1,780	746	4,599	3,338	7,937
Segment assets	277,585	101,757	24,710	404,052	195,285	599,337
Equity investments	0	724	0	724	0	724
Segment liabilities	98,501	23,442	18,498	140,441	65,908	206,349
Segment investments	4,550	17,756	500	22,806	5,834	28,640
Non-cash income	2,536	1,222	1,097	4,855	6,011	10,856
Non-cash expenses	21,039	9,616	6,993	37,648	26,796	64,444
Employees	647	972	447	2,066	684	2,750

Notes on segment reporting

Segment reporting is prepared in accordance with IAS 14 (Segment Reporting). Segmentation is defined along internal control and reporting lines in the Group. To optimize the management of the Group, as of January 2006 several sales territories have been realigned. Since the parent company, Software AG, the research and development companies, SAG-IN and SAG-ISR, and the non-operational sub-holding, SIH, as well as the non-operational companies, SAG-MK, SAG-BULG, SAG-PS and SAG-IRL, almost exclusively report intercompany sales, these companies were included under "central functions, R&D and elimination" in the segment report.

Regions 2006	Regions 2005
(1) The Northern Europe/USA segment includes the SAG-USA Group (excluding revenues from sales partners in Israel, Japan and the Latin American division), SAG-CAN, SAG-UK, SAG-I, SAG-F, SAG-DK, SAG-N, SAG-S, SAG-SF, SAG-ZA as well as revenues from the sales partner in South Africa.	(1) The Northern Europe/USA segment includes the SAG-USA Group (excluding revenues from sales partners in Israel, Japan and the Latin American division), SAG-CAN, SAG-UK, SAG-DK, SAG-N, SAG-S, SAG-SF, SAG-ZA as well as revenues from the sales partner in South Africa.
(2) The Southern and Western Europe segment includes the companies SAG-E and its subsidiaries, SAG-P, SAG-CL and SAG-ESYS, SAG-B, SAG-TR, SAG-MEX, SAG-ME, SAG-SA, SAG-GULF, SAG-ISR and its subsidiary, SAG-ISRUS, SAG-LATAM and its subsidiaries, SAG-CLSA, SAG-VEN, AZA, SAG-BRA and SAG-PUER, and SAG-PAN and its subsidiaries, SINSA and SAG-CR.	(2) The Southern and Western Europe segment includes SAG-E and its subsidiaries, SAG-P, SAG-CL and SAG-ESYS, SAG-F, SAG-I, SAG-B, SAG-NL, SAG-TR, SAG-MEX as well as the Greece division of the company, SAG-ME, and the Latin American division of the SAG-USA Group. Starting in the second half of 2005, the Latin American division was replaced by a newly established company, SAG-LATAM and its subsidiaries, SAG-VEN, AZA, SAG-BRA and SAG-PUER, as well as SAG-PAN and its subsidiaries, SINSA and SAG-CR.
(3) The Central and Eastern Europe/Asia segment consists of SAG-D, SAG-NL, SAG-PL, SAG-CS, SAG-A, SAG-CH, SAG-AUS (holding company), SAG-AUS, SAG-PHI, SAG-HK, SAG-SIN, SAG-AP, SAG-JAP, SAG-CHINA, SAG-RUS, SAG-MAL and revenues from sales partners in Israel and Japan of the SAG-USA Group.	(3) The Central and Eastern Europe/Asia segment includes SAG-D, SAG-ME (excluding revenues from the Greece division), SAG-PL, SAG-CS, SAG-A, SAG-CH, SAG-AUS (holding company), SAG-AUS, SAG-PHI, SAG-HK, SAG-SIN, SAG-AP, SAG-CHINA, SAG-RUS, SAG-MAL and revenues from sales partners in Israel and Japan of the SAG-USA Group. Starting in the second quarter of 2005, this segment also included SAG-ISR and its subsidiary, SAG-ISRUS.

Content of the individual items reported:

- External sales represent sales of the regions outside the Group. Since there are no significant intersegmental relationships, internal and external sales have not been reported separately.
- The key performance indicator for segments is "operating EBITA," which represents the net income for the period before interest, taxes, extraordinary items, and goodwill amortization.
- Segment assets are comprised of non-current assets (intangible assets, property, plant and equipment, investments in associated companies) and current assets (excluding cash on hand, bank balances, and securities as well as intragroup receivables and income tax receivables). Goodwill is allocated to the segments.

- Segment liabilities relate to non-interest-bearing liabilities (excluding financial liabilities, income tax liabilities and intragroup liabilities).

- Segment investments relate to tangible and intangible assets as well as equity investments.

- Depreciation and amortization relate to segment assets allocated to the individual business segments.

Other disclosures

Market risk and the use of derivative financial instruments

As an international company, Software AG operates in a variety of currency zones and is therefore subject to exchange rate risks. Management continuously monitors these risks. Derivative financial instruments are used in accordance with internal guidelines in order to reduce risks arising from changes in interest rates, exchange rates, or the value of financial investments. Hedging transactions using derivatives are entered into to cover existing risk positions and highly probable forecast transactions.

a) Interest rate risks

The Company is subject to interest rate fluctuations. Since there are no loan liabilities, interest rate risks only apply to cash and cash equivalents held by the Group.

Changes in the market interest rates result in changes in net interest income due to the focus on financial investments with short-term maturities and investments with little fluctuation in value. In order to mitigate this dependency, interest rate derivatives, primarily forward rate agreements or swaps, are used to an extremely limited degree. These are measured at their market value, with changes recognized in profit or loss.

b) Exchange rate risks

In order to hedge the risk of future fluctuations in exchange rates, the Company enters into currency forwards and currency option transactions. In addition to simple euro call options, combinations of euro call options purchased and euro put options sold are also utilized. The premium payments generally offset each other. Foreign currency receivables and liabilities are offset if possible, and only the remaining net exposure is hedged. Expected cash flows are also hedged in accordance with internal guidelines.

Hedging transactions are measured at their market value. The amounts are reported in the balance sheet under other assets or current liabilities. Changes in the market value of derivative financial instruments designated to hedge future foreign currency cash flows are reported under other reserves until the hedged item is required to be recognized in income. The ineffective portions of cash flow hedges as well as changes in the value of hedging instruments that do not meet the requirements of hedge accounting are recognized immediately in profit or loss for the year in which they are incurred.

c) Risk of changes in value

In line with the Group's policy, assets are controlled in terms of maturity, interest type, and rating such that the Company does not expect any significant fluctuations in value.

d) Credit risk

Software AG is exposed to default risk if contracting parties fail to meet their obligations. All financial instruments are entered into with banks having very good credit ratings. We consider the default risk of our business partners to be extremely low.

Volume and measurement of derivative financial instruments

The tables below show the transaction volumes and market values of derivative financial instruments as of December 31, 2006, and December 31, 2005. The market value of the financial instruments is based on the figures supplied by the respective banks and is equivalent to the replacement cost as of the balance sheet date.

Effects on income/expense resulting from the market valuation of financial instruments:

FINANCIAL INSTRUMENTS (FAIR VALUE HEDGES)

	Currency	Transaction volume		Positive market value		Negative market value	
€ thousands		2006	2005	2006	2005	2006	2005
Forward currency contracts	GBP	1.037	0	0	0	4	0
	USD	1.577	2.458	65	0	0	70
Currency options	USD	3.189	2.492	136	21	1	0
Interest rate swaps	EUR	5.000	0	0	0	42	0
Stock options	EUR	2.308	0	675	0	0	0

The financial instruments presented in the table above are designated to hedge the fair value of recognized assets or liabilities (fair value hedges). Changes in the fair value are recognized in profit or loss.

In order to hedge the cash flow risks arising from the phantom share program, the Company has acquired derivative financial instruments on Software AG stock from banks. The resulting changes in market value reduce the fluctuations in value of the phantom share plan commitments in relation to the performance of Software AG stock. The positive market value of these financial instruments is offset against the negative market value of commitments arising from the phantom share plan and reported as personnel expenses.

In addition, the Company has entered into cash flow hedges for forecast transactions. Changes in the fair value of such financial instruments are reported under other reserves. As soon as the forecast hedged transaction occurs, the changes in the fair values reported under other reserves are reclassified and recognized in profit or loss.

Effects on other reserves resulting from the market valuation of financial instruments:

FINANCIAL INSTRUMENTS (CASH FLOW HEDGES)

	Currency	Transaction volume		Positive market value		Negative market value	
€ thousands		2006	2005	2006	2005	2006	2005
Forward currency contracts	USD	3,920	9,885	139	9	0	164

The maximum default risk from existing hedge transactions is equivalent to the market values recognized in the balance sheet.

The financial instruments for hedging interest rate and currency risks have remaining maturities of less than one year. Stock options for hedging commitments from the phantom share plan have maturities extending no later than February 2009.

Derivative financial instruments are used only to hedge existing or expected interest rate risks, currency risks, or other market risks.

Financial investment policy

Software AG takes a very conservative approach with regard to its financial investments. The Company invests primarily in time deposits and short-term fixed-income securities with a credit rating of at least "investment grade." The average return on capital invested was approximately 4.3% in fiscal 2006.

Operating leases

Rental agreements or operating leases in the Group relate chiefly to office space, vehicles, and IT equipment. Lease payments under operating leases are recognized as an expense over the term of the lease.

€ thousands	Up to 1 year	1-5 years	More than 5 years	Total
Contractually agreed payments	9,721	27,760	8,776	46,257
Expected income from subleases	818	1,760	0	2,578

Contingent liabilities

As of December 31, 2006, no provisions were recognized for the following contingent liabilities, expressed at nominal value, since it appeared unlikely that claims would be asserted:

€ thousands	2006	2005
Guarantees	11,723	8,113
Other	5,243	1,317
	16,966	9,430

Seasonal influences

Revenues and pre-tax earnings were distributed over fiscal 2006 as follows:

€ thousands	Q1 2006	Q2 2006	Q3 2006	Q4 2006	2006
Total revenue	113,795	121,031	113,762	134,379	482,967
in % of annual revenue	23,6	25,1	23,5	27,8	100
Earnings before taxes	23,602	31,822	27,794	35,338	118,556
in % of net income for the year	19.9	26.8	23.5	29.8	100

The distribution of revenues was similarly structured in previous years, primarily due to the purchasing behavior of our customers. As a result, the Company expects the revenue and earnings trend to remain similar in the future.

Notes on significant business events

The Professional Service Margin Improvement Project and other organizational adaptation projects gave rise to restructuring costs in the amount of €5,740 thousand.

Furthermore, trade receivables in the amount of €6,770 thousand due from customers with good credit standings were written down due to considerable delays in payment. Bad debt allowances have averaged €3,455 thousand over the past four years.

Due to the repayment planned in the near future of an intercompany loan resulting from a net investment in a foreign business operation, it was no longer possible to recognize the exchange rate differences in other reserves in accordance with IAS 21.32 in conjunction with IAS 21.15. Consequently, other operating income from exchange rate gains in the amount of €9,955 thousand arose at the time of reclassification.

Employees

As of December 31, 2006, the effective number of employees (i.e. part-time employees are taken into account on a pro-rata basis only) by employee qualification was as follows:

€ thousands	Dec. 31, 2006	Dec. 31, 2005
Maintenance and service	1,190	1,296
Sales and marketing	590	633
Administration	440	450
Research and development	401	371
	2,621	2,750

In absolute terms, the Group employed 2,694 people (2005: 2,836) as of the balance sheet date of December 31, 2006.

The average absolute number of employees (i.e., part-time employees are recorded in full) of the Software AG Group in 2006 was 2,780 (2005: 2,717).

Personnel expenses

Personnel expenses in fiscal years 2006 and 2005 were as follows:

€ thousands	2006	2005
Wages and salaries	192,917	178,140
Social security contributions	30,670	29,942
Pensions	6,272	5,457
	229,859	213,539

Stock option plans

Software AG has different stock option plans for members of the Executive Board, officers, and other Group employees. This resulted in personnel expenses of €1,221 thousand in 2006 due to the transition regulations set out in IFRS 2.

1. Stock option plan for Executive Board members, officers, and employees
As of December 31, 2006, a total of 6,750 subscription rights had been issued to officers and employees. Members of the Executive Board do not hold any options under this program. The number of options has been reduced by 76,706 since December 31, 2005 due to exercise of the options.

Options have a term of seven years from the time of issue. They may be exercised on a quarterly basis only after publication of the annual results, the half-year results, or the quarterly results. In addition, options may only be exercised during their term, which commences after a 24-month waiting period following the date the options are granted.

When exercising an option, the subscription price per share is €28.12. In order for the options to be exercised, the following three conditions must be met:

(1) The Group's profit from ordinary activities as reported under the German Commercial Code (HGB) must have increased by a total of 30 percent between 1997 and 1999.

(2) The Group's profit from ordinary activities must be equivalent to at least 10 percent of revenue in the year prior to exercise of the option.

(3) The share price must exceed the minimum price of €30 per share at the time the option is exercised.

The first condition was fulfilled based on the results achieved in the years from 1997 to 1999. The return on sales of 22% in fiscal 2005 fulfilled the second criterion. Since the price of Software AG shares did not fall below €30 in 2006, the third condition for exercise under this stock option plan has also been met.

As a result, 3,250 options were exercised in the first quarter of 2006. The share price was €46.50 at that time. During the second quarter, 8,000 stock options were exercised at a price of €40.84 per share and another 65,456 stock options at a price of €39.03. The remaining 6,750 options may be exercised on or before July 3', 2008.

The stock option plan led to personnel expenses of €98 thousand in fiscal year 2006.

The underlying average market value of the options was determined to be €3.28 per stock option on the basis of the Black-Scholes model.

The calculation was based on the following parameters:

Parameter	
Expected average term until exercise of the options (in years)	2.8
Risk-free interest rate	2.81%
Expected volatility for three years as of the valuation date	50%
Expected dividend yield	3%
Weighted average share price upon exercise	€16.84
Exercise price	€28.12

The calculation of the average term until exercise of the options was based on experience with previously exercised options. This calculation took into account the previous average holding periods of the employee options as well as expected future share price performance.

The expected volatility was calculated as the average three-year volatility of Software AG's shares as of the dates the options were granted.

No additional parameters were used for the calculation of fair value other than the market conditions described above.

2. Stock option plan for Executive Board members and officers

As of December 31, 2006, a total of 136,875 subscription rights had been issued to Executive Board members and 516,442 to officers; these subscription rights could not, however, be exercised prior to December 31, 2006. Due to employee turnover, a total of 146,858 of officers' stock options were withdrawn. Based on the new compensation model, which took effect on January 1, 2005, no further subscription rights were issued in 2006 to members of the Executive Board. Stock options have also not been issued to officers since January 1, 2005.

The subscription price per share upon exercise of the option corresponds to the average price in the XETRA closing auction over the last five trading days on the Frankfurt Stock Exchange prior to the date of the offer to grant the subscription rights.

In order for the options to be exercised, the following two conditions must be met:

(1) In the fiscal year preceding exercise of the options, the Group's revenue must have increased by at least 10 percent over the previous year.
(2) The Group's profit from ordinary activities must be equivalent to at least 10 percent of the revenue in the year prior to exercise of the option.

Terms, waiting periods, and exercise intervals correspond to the conditions of the first stock option plan.

No stock options could be exercised in fiscal year 2006 given that the criteria for the second stock option plan were not met. Of the 653,317 stock options issued in total, it is expected that 450,829 options will be able to be exercised on or before December 31, 2007. Of these stock options, 48,096 stock options have not been measured due to the expectation that some eligible employees will leave the Company.

A further 59,300 stock options had been issued prior to November 7, 2002 and were not measured in accordance with the transition regulations set out in IFRS 2.53. Since the exercise conditions have been met based on the financial statements for 2006, the options of the second stock option plan may be exercised on or before December 31, 2011.

The stock option program led to personnel expenses of €1,123 thousand in fiscal 2006. This amount was taken to the capital reserve.

This expense is based on an underlying average market value per option of €7.29 calculated using the Black-Scholes model.

The measurement was based on the following parameters:

Parameter	
Expected average term until exercise of the options (in years)	3.9
Risk-free interest rate	3.59%
Expected volatility for four years as of the valuation date	50%
Expected dividend yield	3%
Weighted average share price upon exercise	€18.08
Exercise price	€18.08

The calculation of the average term until exercise of the options was based on experience with previously exercised options. This calculation took into account the previous average holding periods of the employee options as well as expected future share price performance.

The expected volatility was calculated as the average four-year volatility of Software AG's shares as of the dates the options were granted.

No additional parameters were used for the calculation of fair value other than the market conditions described above.

Remuneration report

This remuneration report provides details on remuneration amounts and the structure of the remuneration system for the Executive and Supervisory Boards. Remuneration of board members is reported as total amounts. The proportions of the individual components are indicated, and the total figure is broken down into fixed payments, performance-related components, and long-term incentive components.

Section 5.4.7 of the German Corporate Governance Code advises taking into account elements related to long-term corporate profits in performance-related remuneration for the Supervisory Board. Software AG has adjusted its previous remuneration system to take this recommendation into account, which it has been following since January 1, 2006.

Executive Board remuneration in accordance with Section 314 (1), No. 6a of the German Commercial Code (HGB)

In line with our objective of lastingly increasing enterprise value, Executive Board remuneration has been more closely geared towards corporate profits since 2005. At least two-thirds of the remuneration is linked to sales, earnings, and other corporate targets.

Remuneration of active Executive Board members for fiscal 2006 is composed as follows:

	Fixed remuneration	Variable remuneration/ bonuses	Long-term components	Other remuneration components	Phantom shares
	in €	in €	in €	in €	Number
Karl-Heinz Streibich (Chief Executive Officer)	382,500.00	1,265,683.80	860,192.39	16,589.64	12,471
Christian Barrios Marchant	231,999.96	614,923.43	304,135.40	62,006.29	0
Mark Edwards	236,890.02	825,082.04	728,021.63	45,947.99	10,795
Dr. Peter Kürpick	200,000.04	507,859.93	447,890.00	26,387.52	6,913
Alfred Pfaff	249,999.96	395,333.33	304,259.69	26,004.53	5,114
Arnd Zinnhardt	231,999.96	811,427.88	711,790.93	22,498.01	10,768

Total remuneration for members of the Executive Board amounted to €9,509 thousand in the fiscal year.

A total of 46,061 phantom shares were granted to Executive Board members.

Expenses of €530 thousand were recorded for pension commitments for the Executive Board in fiscal 2006. Expenses of €217 thousand accrued for one Executive Board member based on employer contributions to social security. These two items were not included in the figure for total remuneration of Executive Board members pursuant to Section 314 (1), No. 6a of the German Commercial Code.

Remuneration for former Executive Board members totaled €169 thousand.

Pension provisions for former Executive Board members amounted to €2,470 thousand.

Variable remuneration/bonuses

Individual Executive Board members are paid a bonus based on sales and earnings performance of the Group. In addition, a variety of quantitative and qualitative targets have been agreed on depending on area of responsibility. The bonuses are calculated based on the extent to which targets are reached.

Long-term remuneration components

a) Stock option plan

The stock option plan has been in existence since 2001. No new options have been issued in conjunction with this program since January 1, 2005. As of December 31, 2006, 136,875 subscription rights had been issued to Executive Board members. The plan will continue until the end of 2011. Fiscal 2006 was the first year in which all conditions for exercising the options were fulfilled. Net income rose by more than 10 percent over the previous year, and profit from ordinary activities surpassed 10 percent of revenue. The exercise price averages €18.08 for all persons eligible to exercise options. Personnel expenses of €165 thousand were incurred for members of the Executive Board during fiscal 2006. These expenses are reflected in the "long-term components" column above.

b) Phantom share plan

A portion of the variable remuneration is paid as a long-term component on the basis of a phantom share plan. As in the previous year, the portion accruing for fiscal 2006 is converted into virtual (phantom) shares on the basis of the average share price of Software AG stock in February 2007 less 10 percent. The resulting number of shares will become due in three identical tranches with terms of one, two, and three years. On the due dates in March 2008, 2009, and 2010, the number of phantom shares is multiplied with the then applicable average share price for February of the relevant year. This amount is adjusted to reflect the amount (measured in percent) by which the shares outperform or underperform the TecDAX30 index and is then paid to the members of the Executive Board. The members of the Executive Board receive an amount per phantom share equal to the dividends paid to Software AG shareholders prior to payment of a phantom share tranche. Personnel expenses of €3,191 thousand were incurred under this program during fiscal 2006. These expenses are reflected in under "long-term components" in the table above.

Other remuneration components

Should the price of Company shares increase following a takeover bid resulting in a change in shareholder structure, each member of the Executive Board will receive a bonus in the amount of 0.5 percent of the increase in the Company's market capitalization. If the increase in market capitalization is less than 2 percent, no bonus is paid.

In the event of illness, the five members of the Executive Board will receive full pay based on the annual target remuneration for a period of six months. After six months, the variable remuneration component will be reduced by 1/12 for every month that follows. Salary payments will cease at the end of the term of the contract in any event. Any health insurance benefits received by the Board member must be credited against such payments. In the event of illness, one member of the Executive Board will continue to be paid 90 percent of its average after-tax annual remuneration for the preceding three years for a period of six months.

In case of permanent disability, the employment contract of the Executive Board member concerned will terminate at the end of the month in which the permanent disability was determined or at the end of the month in which the Executive Board member has been incapacitated for work for an uninterrupted period of twelve months. In such case, severance pay will be provided for one Executive Board member in the amount of €158 thousand, plus an additional severance payment equal to the total of the member's fixed salary for the remainder of the contract for a period not to exceed six months. The remaining Executive Board members will receive no severance pay in such case. From the time of their departure until completion of their 65th year of age, the German members of the Executive Board will receive a disability pension of €11 thousand per month, and the CEO will receive €15 thousand per month. British members of the Executive Board are subject to the provisions of the Permanent Health Insurance Plan applicable in the United Kingdom. Under this plan, British members of the Executive Board will receive 90 percent of their average annual after-tax remuneration for the preceding three years until they reach the pensionable age of 60 years. This entitlement will be adjusted to reflect inflation in years in which the inflation rate is less than 5 percent. If the inflation rate exceeds 5 percent, the entitlement will be adjusted by 5 percent annually.

The Company maintains life insurance policies for all Executive Board members. For five Executive Board members, the insured amount equals €500 thousand in the event of death and €1,000 thousand in the event of disability. For one Executive Board member, the insured amount equals four times his fixed annual remuneration.

Five members of the Executive Board will receive pensions of €11 thousand per month for life after completing their 65th year of age, regardless of their number of years at the Company. The CEO's pension amounts to €15 thousand. This pension commitment also comprises a widow's annuity of €6 thousand per month, with €9 thousand per month for the widow of the CEO. In the event an Executive Board member leaves the Company prior to the age of 65, such Executive Board member will still be entitled to pension benefits, but they will be reduced on a pro rata temporis basis. The beneficiary will not be entitled to claim an adjustment or indexation of the entitlement. One member of the Executive Board will receive a pension for life after completing his 60th year in the amount of 1.66 percent of the average remuneration for the preceding three years multiplied by the member's number of service years. This entitlement will be adjusted to reflect inflation in years in which the inflation rate is less than 5 percent. If the inflation rate exceeds 5 percent, the entitlement will be adjusted by 5 percent annually.

In addition, all members of the Executive Board are entitled to be provided with a suitable company car.

No additional commitments have been made regarding severance pay in the event an employment contract is not extended or a change in shareholder occurs, nor regarding bridging payments, continuation of salary payments in the event of early termination of employment, or interest on severance payments. There are also no entitlements to payments based on customary practice.

Supervisory Board remuneration

Remuneration for Supervisory Board members is made up of fixed and performance-related components. Members receive separate remuneration for their work on the Committee for Compensation and Succession Issues and the Audit Committee.

Effective January 1, 2006, a long-term performance-related component was added to the previous remuneration system for Supervisory Board members by the Annual Shareholders' Meeting of May 12, 2006.

In addition to reimbursement of their expenses, members of the Supervisory Board receive a fixed annual remuneration in the amount of €25 thousand as well as annual performance-related remuneration of €2 thousand for each percentage point or fraction thereof in excess of 5 percent by which the growth of currency-adjusted net income has exceeded the previous year's figure. (Variable Remuneration I).

The figures reported in the consolidated financial statements in accordance with International Financial Reporting Standards (IFRS) for the relevant fiscal year or fiscal years are utilized for calculating performance-related remuneration.

Furthermore, Supervisory Board members receive annual compensation based on long-term corporate profits in the amount of €200 for each percentage point or fraction thereof by which the growth in value of Software AG stock exceeds the growth of value of the TecDAX30 index for the same period (Variable Remuneration II). The growth in value of the stock will be assessed on the basis of a 3-year comparison of the XETRA closing rates starting in fiscal 2008, and the growth in value of the TecDAX 30 will be assessed on the basis of a 3-year comparison of the index.

Remuneration is payable one week after approval of the financial statements for the year by the Supervisory Board or, if applicable, the Annual Shareholders Meeting. Members of the Supervisory Board who were on the Board for only a part of the fiscal year will receive one-twelfth of the applicable remuneration for each month or fraction thereof of their tenure.

Remuneration of Supervisory Board members for fiscal 2006 is composed as follows:

in €	Fixed remuneration	Variable remuneration I	Variable remuneration II	Remuneration for committee work
Frank F. Beelitz (Chairman)	50,000.00	28.000,00	18,400.00	5,000.00
Karl Heinz Achinger (Deputy Chairman)	37,500.00	21.000,00	13,800.00	4,000.00
Dr. Andreas Bereczky	25,000.00	14.000,00	9,200.00	0.00
Justus Mische	25,000.00	14.000,00	9,200.00	3,000.00
Monika Neumann	25,000.00	14.000,00	9,200.00	3,000.00
Reinhard Springer	25,000.00	14.000,00	9,200.00	1,500.00

Total remuneration for members of the Supervisory Board amounted to €378 thousand in the year under review.

Remuneration of the Chairman/Deputy Chairman

The Chairman of the Supervisory Board receives twice the remuneration stated, and the Deputy Chairman one and one-half times such amount.

Other arrangements

In addition, members of the Supervisory Board receive an attendance fee of €1,500 each time they participate in person in a meeting of one of their committees. Attendance fees are paid only once for multiple committee sessions occurring on the same day or for a session that takes place on consecutive days. The attendance fee is €2,500 for the committee chairmen.

Auditors' fees

General and administrative expenses include auditors' fees for BDO Deutsche Warentreuhand AG totaling €293 thousand. €260 thousand of this amount relates to the audit of the domestic companies and the Group's financial statements, and €33 thousand to tax advisory services.

Events after the balance sheet date

Software AG restructured the Executive Board's areas of responsibility as of January 8, 2007. The traditional database business, ETS, now forms its own division headed by David Broadbent. Moreover, the market has been divided into two sales regions. Executive Board member Christian Barrios Marchant, previously responsible for the Southern and Western Europe/Latin America region, left the Company effective January 8, 2007.

On February 13, 2007, members of the Executive Board and officers exercised a total of 327,067 stock options. This resulted in an increase in the share capital of €981 thousand and an increase in capital reserves of €4,441 thousand.

Declaration of compliance with the German Corporate Governance Code

The Company published the declaration of compliance on February 22, 2007 in accordance with the German Corporate Governance Code and Section 161 of the German Stock Corporation Act.

Date and authorization for issue

Software AG's Executive Board approved the consolidated financial statements on February 28, 2007.

Members of the Supervisory Board:

Frank F. Beelitz
Chairman
Independent investment banker (Beelitz & Cie., Frankfurt/Main)
resident of: Bad Homburg v.d.H.
Supervisory Board seats:
Member of Supervisory Board Syntec Capital AG, Munich
Member of Supervisory Board Südwestbank AG, Stuttgart

Karl Heinz Achinger
Deputy Chairman
Graduate in business administration
Independent management consultant
resident of: Seefeld
Supervisory Board seats:
Chairman of the Supervisory Board Magix AG, Berlin
Member of the Supervisory Board Euro-Product-Services AG, Munich-Unterföhring
Member of the Supervisory Board RWE Systems AG, Dortmund
Member of the Supervisory Board TDS Infomationstechnologie AG, Neckarsulm
Member of the Supervisory Board teleson AG, Munich

Dr. Andreas Bereczky
Director of Production ZDF, Mainz
resident of: Eschweiler
Supervisory Board seats:
Member of the Supervisory Board gedas operational services GmbH & Co. KG, Frankfurt/Main (until Dec. 14, 2006)
Member of the Supervisory Board Alfabet AG, Berlin (since July 13, 2006)

Justus Mische
Graduate in business administration
resident of: Kelkheim/Ts.
Supervisory Board seats:
Chairman of the Supervisory Board Altana AG, Bad Homburg v.d.H.
Chairman of the Supervisory Board B. Braun Melsungen AG, Melsungen

Monika Neumann
Employee representative
resident of: Schliersee
Employee of SAG Systemhaus GmbH, Chairman of the General Works Council
Supervisory Board seats: none

Reinhard Springer
Employee representative
resident of: Fränkisch-Crumbach
Employee of Software AG Global Information Services
Supervisory Board seats: none

Members of the Executive Board:
Karl-Heinz Streibich
Chief Executive Officer
Graduate in communications engineering
resident of: Radolfzell
Supervisory Board seats: none

Christian Barrios Marchant
Member of the Executive Board, Region Southern and Western Europe/Latin America (until January 8, 2007)
Executive MBA
resident of: La Moraleja, Alcobendas, Madrid, Spain
Supervisory Board seats:
Member of Board of Directors Visual Century S.A., Barcelona, Spain (until October 2, 2006)

David Broadbent
Member of the Executive Board, ETS (from January 8, 2007)
Businessman
resident of: Newtown,Newbury, Berkshire, UK
Supervisory Board seats: none

Mark Edwards
Member of the Executive Board, Region North America/Northern Europe
Businessman
resident of: Buckhurst Hill, Essex, UK
Supervisory Board seats: none

Dr. Peter Kürpick
Member of the Executive Board, Crossvision
Physicist
resident of: Frankfurt am Main
Supervisory Board seats: none

Alfred Pfaff
Member of the Executive Board, Region Central and Eastern Europe/Asia
Graduate in electrical engineering
resident of: Bodenheim
Supervisory Board seats: none

Arnd Zinnhardt
Chief Financial Officer
Graduate in business administration
resident of: Kelkheim/Ts.
Supervisory Board seats: none

Darmstadt, February 28, 2007
Software AG

K.-H. Streibich	D. Broadbent	M. Edwards
Dr. P. Kürpick	A. Pfaff	A. Zinnhardt

Auditor's Report

We have audited the consolidated financial statements prepared by Software Aktiengesellschaft consisting of balance sheet, income statement, the presentation of recorded income and expenses, cash flow statement and notes to the consolidated financial statements of Software Aktiengesellschaft, Darmstadt, as well as the report on the Group's position and the position of Software Aktiengesellschaft for the financial year from 1 January 2006 to 31 December 2006. The preparation of the consolidated financial statements and the report on the Group's position and the position of Software Aktiengesellschaft in accordance with IFRS as approved by the EU and the supplementary provisions defined in Section 315a (1) HGB are the responsibility of the Company's Management. Our responsibility is to express an opinion on the consolidated financial statements and the report on the Group's position and the position of Software Aktiengesellschaft on the basis of the audit performed by us.

We conducted our audit of the consolidated financial statements in accordance with Section 317 HGB and generally accepted standards for the audit of financial statements promulgated by the Institut der Wirtschaftsprüfer (IDW). These standards require that we plan and perform the audit to provide reasonable assurance of detecting any misstatements materially affecting the presentation of net assets, financial position and results of operations in the consolidated financial statements in accordance with German accounting principles and the report on the Group's position and the position of Software Aktiengesellschaft. Knowledge of the business activities and the economic and legal environment of the Group and evaluations of possible misstatements are taken into account in the determination of audit procedures. The effectiveness of the accounting-related internal control system and the evidence supporting the disclosures in the books and records, the consolidated financial statements and the report on the Group's position and the position of Software Aktiengesellschaft are examined primarily on a test basis within the framework of the audit. The audit includes assessing the annual financial statements of companies included in the consolidated financial statements, the definition of the consolidated group, the accounting and consolidation principles used and significant estimates made by Management, as well as evaluating the overall presentation of the consolidated financial statements and the report on the Group's position and the position of Software Aktiengesellschaft. We believe that our audit provides a reasonable basis for our opinion.

Our audit has not led to any reservations.

Our evaluation based on information arising from our audit indicates that the consolidated financial statements were prepared in accordance with IFRS as applied in the EU, and in compliance with the supplementary provisions of Section 315a (1) HGB. The consolidated financial statements present a true and fair view of the net assets, financial position and results of the Group. The report on the position of the Group and the position of Software Aktiengesellschaft is consistent with the consolidated financial statements. As a whole, it provides a suitable understanding of the Group's position and suitably presents the opportunities and risks of future development.

Frankfurt am Main, 28 February 2007

BDO Deutsche Warentreuhand
Aktiengesellschaft
Wirtschaftsprüfungsgesellschaft

sgd. Schumacher
Wirtschaftsprüfer

sgd. Dr. Rosien
Wirtschaftsprüfer

Index

Financial Calendar

FINANCIAL CALENDAR

	2007
April 24	Q1 2007 financial figures (IFRS, unaudited)
May 11	Annual Shareholders' Meeting, Frankfurt, Germany
July 24	Q2/H1 2007 financial figures (IFRS, unaudited)
October 26	Q3 2007 financial figures (IFRS, unaudited)
	2008
January 23	Q4/FY 2007 financial figures (IFRS, undaudited)

Publication credits

Publisher:
Software AG

Uhlandstraße 12
64297 Darmstadt, Germany

Tel. +49 61 52-92-0
Fax +49 61 52-92-1192
E-Mail: press@softwareag.com

SOFTWARE AG · CORPORATE HEADQUARTERS | UHLANDSTRASSE 12 | 64297 DARMSTADT
GERMANY | TEL. +49 61 51 - 92 - 0 | FAX: +49 61 51 - 92 - 1191 | WWW.SOFTWAREAG.COM

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